8/18



03029242

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OMV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3209 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/13/03

OMV on the move in 2002.
Annual Report




OMV

Move & More.

July

OMV was granted a gas exploration license for the South West Miano II Block in southeastern Pakistan.

August

OMV farms into the development of a 140 million barrel oil field in Block NC 186 in Libya.

OMV is successful bidder in the auction of 36 retail stations in the Czech Republic.

September

Size of OMV's German retail network is doubled by the acquisition of a total of 72 filling stations in Bavaria and Saxony.

OMV takes a 25.1% interest in Romania's largest private oil company, The Rompetrol Group NV, including the well-placed Petromidia refinery on the Black Sea, with access to the river Danube.

OMV acquires 10% of the producing Maui gas field and 49% of the Maari exploration permit, both offshore New Zealand.

October

OMV becomes the first Austrian company to officially commit itself to the Austrian Code of Corporate Governance.

Work starts on construction of a new melamine plant in Lutherstadt Wittenberg, Germany.

OMV wins license to explore for oil and gas in the 2,339 sq km Nawabshah Block in southeastern Pakistan.

November

OMV was granted an exploration license in the 13,110 sq km Varna-Deep Sea Block, offshore Bulgaria.

December

Green light for Austrian gas alliance EconGas, in which OMV holds 50%, to supply gas to business customers in Austria and neighboring countries.

06 07 08 09 10 11 12

Contents.



Highlights of 2002.



January

Start of production at the Skene gas and condensate field in the UK sector of the North Sea.

OMV announces plans to invest EUR 2.7 billion in growth over the next three years.

01

February

Jade oil and gas field in the UK sector of the North Sea brought onstream using state-of-the-art technology.

02

March

Conclusion of purchase and supply contracts with the Pakistani Government and Sui Northern Gas Pipeline Limited opens the way for commercial use of the Sawan gas field in Pakistan.

03

April

Fifth significant oil discovery in Libya's Murzuk Basin since 1998 further increases its importance to OMV as one of E&P's five core regions.

04

May

The Annual Stockholders' Meeting approves a dividend of EUR 4.30 per share, a stock option plan for the Executive Board and other senior executives.

Rainer Wieltsch joins the Supervisory Board as its new Chairman. Gerhard Mayr is also appointed to the Board.

05

June

OMV invests in continued E&P growth, acquiring stakes in three UK offshore exploration blocks.

OMV opens first international retail station in today's Serbia-Montenegro. New OMV administration building inaugurated in Bucharest, Romania.









The 2002 financial year has evidenced that even in a challenging environment, we are capable of attaining our ambitious goals by making continuous improvements across all of our business segments. We are conscious of our responsibilities, and of the importance of securing our future by achieving profitable growth. We are growing selectively and profitably through investing in the right areas of business and enforcing strict cost management. In 2002 we worked with energy and enthusiasm towards our long-term objectives without losing sight of our social and environmental responsibilities, and we will continue to do so in the coming years.

We have much pleasure in sending you our Annual Report for 2002.
Thank you for your confidence in our Group.

Wolfgang Ruttenstorfer


OMV

At a glance.

in EUR	2002	2001	2000
Earnings per share	**11.85**	14.09	11.95
Earnings per share US GAAP [1]	**11.21**	13.94	13.31
Dividend per share [2]	**3.50**	4.30	4.30

in %	2002	2001	2000
Return on average capital employed (ROACE)	**11**	14	12
Return on fixed assets (ROfA)	**16**	20	16
Return on equity (ROE)	**14**	18	18

[1] US Generally Accepted Accounting Principles
[2] Proposal to the Annual General Meeting for 2002; 2001 and 2000 dividends included a bonus dividend of EUR 1.30 per share.

OMV Group.

Who are we? We are not only one of Austria's largest listed industrial companies with consolidated sales of EUR 7.08 bn, we are also one of the leading oil and gas groups in Central and Eastern Europe. We have world-wide exploration and production activities, along with highly efficient oil and gas supply systems and an extensive retail network throughout the region, which provides us with a solid marketing platform to cater for all consumer needs, both now and in the future. In addition our integrated chemicals and plastics businesses produce melamine and geotextiles for the world market and plant nutrients for Central and Eastern Europe. We also have a 25% stake in the second largest European based producer of polyolefins, Borealis A/S, about 10% in the Hungarian oil and gas company MOL, and a 25.1% stake in The Rompetrol Group NV, Romania's largest private oil company.

What are our strengths? We have a unique geographical position and an in-depth understanding of the Central and Eastern European markets. We have concentrated on growing our core businesses, and grow in the world-wide expanding melamine business too. Continuously increasing efficiency significantly improves our market competitiveness. We have achieved a good balance between our Refining and Marketing activities and we have enhanced the profitability of the refineries by maintaining a high degree of integration with basic petrochemical production.

What are our objectives? All our competitive advantages will be utilized and we will undertake a strategy of strong organic growth in our core businesses. We will further increase overall efficiency throughout the Group by utilizing cost control systems which support profitable growth. Our financial targets over a full business cycle under normal conditions are: a ROACE of 13%, a ROfA of 16%, and a ROE of 16–18%, thus aiming to increase shareholder value and represent an attractive long-term investment.


Ireland
Great Britain
Central and Eastern Europe
Tunesia
Libya
Sudan
Iran
Pakistan
Jemen
Australia
New Zealand


03

Objectives. The OMV Group and its objectives

We aim to double the size of the Group by 2008 and achieve our return on capital employed target of 13%.

- In Marketing we aim to double our market share in Central and Eastern Europe to 20% by 2008. We will increase our refining capacity in order to achieve and maintain this target market share.

- We aim to double our oil and gas production to 160,000 boe/d by 2008 to achieve a portfolio balance between production in E & P and sales volumes in Marketing of 0.5 to 1.

- In Gas we aim to expand our marketing and trading activities in Austria and neighboring countries, as well as to strengthen the gas hub Baumgarten.

- In Chemicals we aim to double our melamine sales volumes.

Objectives. The OMV Group and its objectives

Exploration and Production.

Who are we? 46% of our total production comes from Austria, and 54% is coming from our activities in Australia, Libya, New Zealand, Pakistan and the UK. We are involved as either an operator or partner in exploration and development projects in our core areas Australia, Austria, Libya, New Zealand, Pakistan and the UK, but we also pursue projects in other countries. We currently have proved reserves amounting to 343 mm boe.

What are our strengths? We clearly focus our activities in core areas where we are capable of reaching critical mass. We have 72% of our production in politically and financially stable countries. The acquisition of Preussag's international assets strengthens our position in our core regions. We possess a very high quality portfolio in the mid-size field range, as well as shares in several giant-size fields.

What are our objectives? We will continue to be a niche player with a global portfolio. We will aim to increase our production of crude oil, NGL and natural gas to 160,000 boe/d until 2008 by further developing our existing fields and by acquiring selective, proven acreage in our existing core areas as well as investigating projects, e.g. in the Middle East and Russia.

Gas.

Who are we? We supply up to 90% of the natural gas needs of the Austrian market by drawing on supplies from Germany, Norway, Russia and on our own domestic reserves. We also play a key role in the European gas transmission market, with over one third of all Russian gas exports to Western Europe passing through our Baumgarten facility. Our pipeline network is some 2,000 km in length. With our gas storage facilities we markedly support the supply security within and outside Austria.

What are our strengths? We are positioned at the center of the European natural gas flows, in-between the largest gas exporter Russia and the continually growing markets of Western, Southern and Central Europe. We maintain a competitive advantage through our existing infrastructure and long-term gas contracts, and our Baumgarten gas hub, pipeline network and storage facilities will continue to be profitable assets in the liberalizing gas markets. By establishing a joint venture with several local gas distributors, EconGas GmbH, we are well positioned in the industrial customer market segment.

What are our objectives? We intend to expand our market share within the Austrian market and abroad with our 50% stake in EconGas GmbH, being Austria's largest direct gas distributor. We will continue to expand our trans-mission business through organic growth. Furthermore we want to seize new chances arising from the liberalization of the Austrian gas market.


CZ
D
BAYERNOIL
SK
Burghausen
A
Schwechat
H
RO
I
SLO
CRO
Constanta
05
BIH
S-CG
BG

Refining and Marketing including petrochemicals.

Who are we? We operate two refineries in Schwechat and Burghausen, giving us a combined capacity of 270,000 bbl/d. Furthermore we have a 45% stake in the BAYERNOIL refining network as well as a 25.1% stake in Rompetrol in Romania. In 2002, we expanded our market leadership in Central and Eastern European with the acquisition of retail networks in Bavaria, the Czech Republic, Hungary, Saxony and Slovakia in 2002.

What are our strengths? We have refineries that are recognized for out-standing product quality and environmental standards, along with a high degree of integration and the close proximity to their markets. We are able to transport at low cost from Schwechat and Constanta via the river Danube to south-eastern Europe. We have an extensive retail network and efficient commercial distribution systems that give us a highly visible brand image throughout the markets and an extensive platform for continued organic growth.

What are our objectives? Through our program of rigorous cost and supply chain management we increase the profitability and optimize the output of our refineries. We focus on premium quality products, as demanded by the market, to increase margins, along with continuing to develop the fast growing area of non-oil consumer products, such as shops, car washes and catering outlets at filling stations throughout our network. We will steadily continue to further grow our presence within our new markets.

Chemicals.

Who are we? We are market leaders in plant nutrients in Austria and many of the neighboring countries, as well as being the world's second largest producer of melamine, a synthetic resin used to make laminated flooring, furniture and boards. We are also one of the world's top producers of geotextiles, which are non-woven fabrics used in the construction business for separation, filtering, drainage, protection and insulation.

What are our strengths? We have created an excellent position in the global melamine and geotextile markets through our state-of-the-art proprietary technology. We also have a leadership position in the Central and Eastern European plant nutrient market.

What are our objectives? We will aim to strengthen our excellent market positions and to improve overall profitability. In the melamine business in particular, we plan to double our worldwide sales volume by the year 2008.

Supervisory Board. Members

Rainer Wieltsch [1 2 3]
Chairman (from May 24)

Member of the ÖIAG Management Board
Member in 5 Supervisory Boards [4]

Mohamed Nasser Al Khaily [1 2 3]
Deputy Chairman

Managing Director of IPIC

Peter Michaelis [1 2 3]
Chairman (until May 24)
Deputy Chairman (from May 24)

Member and spokesman of the Management Board of ÖIAG
Member in 3 Supervisory Boards [4]

Helmut Draxler

Chairman of the Management Board of RHI AG

René Alfons Haiden

Murtadha Mohammed Al Hashemi [3]

Division Manager/Finance of IPIC

Richard Leutner
(until May 24)

Wolfram Littich [2 3]

Chairman of the Board of Management of Allianz Elementar Versicherungs AG

Gerhard Mayr
(from May 24)

Executive Vice President
of Eli Lilly and Company
Member in 1 Supervisory Board [4]

Herbert Werner

Manager
Member in 2 Supervisory Boards [4]

Norbert Zimmermann [3]

Chairman of the Management Board
of Berndorf AG

Delegated by the Central Works Council as per section 110 para. 1 Labor Relations Act:

Leopold Abraham [1 2 3]

Hugo Jandl [1 2 3 until September 17]

Franz Kaba [1 2 3 from September 17]

Franz Kiegler [3]

Herbert Nedbal
(until April 12)

Wolfgang Weigert
(from April 12)

[1] Personnel and Presidential Committee
[2] Accounts Committee
[3] Strategy and Projects Committee
[4] number of memberships in supervisory boards of listed companies other than OMV; these listed companies are non-group corporations in accordance with Rule 54 of the Austrian Corporate Governance Code

Dear Stockholders,

Beyond its central supervising function, the Supervisory Board sought to assist the Executive Board by communicating closely with it and giving it the benefit of the members' valuable experience. In both of these key aspects of its activities, the Supervisory Board's paramount objective is responsible, long-term value creation.

The Supervisory Board met five times, the Accounts Committee twice and the Personnel and Presidential Committee once in 2002. All invitations to the meetings and documents on the various agenda items were delivered on time. Frequent contact with the Chairman of the Executive Board and the Presidential Committee ensured that members were kept fully informed of the progress of important negotiations and the course of business.

The meeting on July 4 2002 was devoted to OMV's strategic positioning, which was a major focus of the Board's work during the year. The Board fully supports the Company's integration strategy, and its ambitious goals for growth in the upstream and downstream, and in particular sees major opportunities for refining and marketing in the restructuring of the regional economy of southeast Europe.

This strategy is reflected in the budget for 2003 and the Company's medium-term business plan, which were unanimously approved at the meeting on December 17, 2002.

The Austrian Corporate Governance Code entered into effect on October 1, 2002. The Supervisory and Executive Boards have committed themselves to observance of the Code, in the strong belief that it represents a valuable contribution towards increased transparency for stockholders. The meeting on December 17, 2002 took steps to implement the Code, and amended the by-laws accordingly.

The interests of private shareholders have been represented by Mr. Herbert Werner since 1996. In 2002 no conflicts of interest arose between the activities of Board members and their duties on behalf of OMV, and no consultancy agreements in the meaning of Article 49 of the Code were concluded.

The voting rights of all members of the Board are below the limits prescribed by the Corporate Governance Code – in some cases by a wide margin. The Supervisory Board hereby states that it has complied with all the provisions of the Corporate Governance Code relating to the Supervisory Board.

The Board also gave close attention to the compliance rules for issuers and their implications for members.

The annual financial statements of OMV Aktiengesellschaft and the consolidated accounts for 2002, and the directors' reports were audited by Auditor Treuhand GmbH, and were granted an unqualified audit certificate.

AUDITOR TREUHAND GmbH – a member of the Deloitte & Touche Group – was appointed as auditor by way of universal succession having come into being as a result of the demerger of the auditing and tax consultancy operations of Arthur Andersen Wirtschaftsprüfungsgesellschaft mbH under the Demerger Act (Commercial Register: reg. nos. 180942t and FN 137513a.)

Following due examination and discussions with the auditors at Accounts Committee and plenary meetings, the Supervisory Board approved the directors' report prepared in accordance with section 127 Stock Corporation Act, and the annual financial statements for 2002 which are hereby adopted under section 125 para. 2 Stock Corporation Act. Furthermore, the Supervisory Board states its agreement with the consolidated financial statements and the Group directors' report.

The Supervisory Board approved the Executive Board's proposal to pay a dividend of EUR 3.50 per no par value share and to carry forward the remaining EUR 311,631.80 to new account.

Vienna, March 18, 2003



Rainer Wieltsch
Chairman of the Supervisory Board

I should like to express my gratitude to the Supervisory and Executive Boards, and to the staff for their efforts on behalf of the OMV Group.

OMV Group. Significant investments



Exploration and Production	Refining and Marketing incl. petrochemicals	Gas	Chemicals

OMV Aktiengesellschaft, Vienna

Exploration and Production Austria

- 100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H. Vienna
- 100% OMV PEX Öl und Gas Exploration Gesellschaft m.b.H. Vienna
- 100% OMV (ALBANIEN) offshore Exploration GmbH Vienna
- 100% OMV (ALBANIEN) onshore Exploration GmbH Vienna
- 100% OMV (IRAN) onshore Exploration GmbH Vienna
- 100% OMV (IRELAND) Exploration GmbH Vienna
- 100% OMV Oil and Gas Exploration GmbH Vienna
- 100% OMV Oil Exploration GmbH Vienna
- 100% OMV Oil Production GmbH Vienna
- 100% OMV (SUDAN BLOCK 5B) Exploration GmbH Vienna
- 100% OMV (SUDAN) Exploration GmbH Vienna
- 100% OMV (VIETNAM BLOCK 111) Exploration GmbH Vienna
- 100% OMV (YEMEN) Exploration GmbH Vienna
- 100% OMV Proterra GmbH Vienna
- 55.56% ALTEC Umwelttechnik GmbH Vienna
- 100% van Sickle Gesellschaft m.b.H. Neusiedl/Zaya
- 100% OMV AUSTRALIA PTY LTD. Perth
- 100% OMV Petroleum Pty Ltd. Perth
- 100% OMV EXPLORATION & PRODUCTION LIMITED Douglas
- 100% OMV OF LIBYA LIMITED Douglas
- 100% OMV (U.K.) Limited London

Refinery Schwechat and domestic Marketing

- 100% AUSTRIA Mineralöl GmbH Vienna
- 100% OMV – International Services Ges. m.b.H. Vienna
- 79.67% WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH Lustenau
- 100% OMV Bulgarien EOOD Einmanngesellschaft mbH Sofia
- 100% OMV Česká republika, s.r.o. Prague
- 100% OMV Deutschland GmbH Burghausen
- 85% OMV Hungária Asványolaj Kft. Budapest (15%)
- 50% OMV ISTRABENZ Holding Company Plc. Koper (at equity)
- 100% OMV – JUGOSLAVIJA d.o.o. Belgrade
- 100% OMV Slovensko, s.r.o. Bratislava
- 100% OMV Trading a.s. Bratislava
- 100% OMV Supply & Trading AG Zug
- 100% SC OMV Romania Mineraloel s.r.l. Bucharest
- 25.1% The Rompetrol Group NV Rotterdam (not consolidated)
- 25% Borealis A/S Lyngby (at equity)

Gas

- 100% OMV Erdgas GmbH Vienna
- 100% AGGM Austrian Gas Grid Management AG Vienna
- 50% EconGas GmbH Vienna (as of 2003 at equity)
- 100% Gas Hub Baumgarten GmbH Vienna
- 100% OMV Cogeneration GmbH Vienna
- 100% OMV Erdgas-Beteiligungsgesellschaft mbH Vienna
  - 68.23% Ferngas Beteiligungs-Aktiengesellschaft Vienna
    - 50% Oberösterreichische Ferngas AG Linz (at equity)

Chemicals

- 100% Agrolinz Melamin GmbH Linz
- 75% Agrolinz Melamin Deutschland GmbH Lutherstadt Wittenberg
- 100% Agrolinz Melamin Italia S.r.l. Castellanza
- 100% POLYFELT Gesellschaft m.b.H. Linz
- 100% BIDIM Geosynthetics S.A. Bezons
- 100% Polyfelt Asia Sdn. Bhd. Kuala Lumpur/Shah Alam

Investments in Corporate and Other

- 100% OMV Service Netzwerk GmbH Vienna
- 100% OMV Clearing und Treasury GmbH Vienna
- 100% Amical Insurance Limited Douglas

This chart shows the investments which are subject to full consolidation and significant at equity investments.

Legend:

- 100% Subsidiary company
- 100% Second-tier subsidiary



Helmut Langanger Wolfgang Ruttenstorfer David C. Davies Gerhard Roiss

Executive Board.

Wolfgang Ruttenstorfer
Chairman and Chief Executive Officer

Born in 1950, married, three children.

He began his career with OMV after graduating from the Vienna University of Economics and Business Administration in 1976, going on to head the planning and financial control, corporate development and marketing functions, among others. He was a member of the Executive Board from 1992 to 1997. In January 2000 he returned to the OMV Group as Deputy Chief Executive Officer and head of Finance, as well as taking charge of the Gas segment. On January 1, 2002 he became Chief Executive Officer and Chairman, and is responsible for Gas and the Chemicals businesses. He was head of Finance until March 31, 2002.

Gerhard Roiss
Deputy Chairman

Born in 1952, married, three children.

His business education at Vienna, Linz and Stanford (USA) prepared him for managerial responsibilities at various companies in the consumer goods industry. In 1990 he took over as head of OMV's Group marketing department. In the same year he was appointed to the board of PCD Polymere GmbH, becoming Chairman in March 1997. Until the end of 2001 he was responsible for Exploration and Production, and for the Plastics operations. On January 1, 2002 Gerhard Roiss became Deputy Chairman with responsibility for Refining and Marketing including petrochemicals.

David C. Davies

Born in 1955, married, three children.

He graduated from the University in Liverpool in Economics and started his career as a chartered accountant. He then held positions in international companies in the beverage, food and health industry. Before joining OMV he was finance director at Morgan Crucible Company plc, a London Stock Exchange listed British company which specializes in advanced materials. With effect from April 1, 2002 he was appointed to the Board and is head of Finance.

Helmut Langanger

Born in 1950, married, two children.

Helmut Langanger complemented his education at the Mining University in Leoben with a degree in economics in Vienna. In 1974 he began his career with OMV. He has been Senior Vice President for Exploration and Production since 1992 and played a key role in building the Company's international exploration and production portfolio. As of January 1, 2002 he joined the Board and is in charge of the Exploration and Production segment.

The terms of office of all Board members run until the end of March 2006.

We should like to thank the staff of the OMV Group for their outstanding performance and dedication. With sorrow and gratitude, we remember those of our staff members who have passed on.

Dear Stockholders,

Oil industry earnings are directly correlated to key factors such as crude prices, the dollar exchange rate and refining margins.

In 2002 a negative trend in some of these indicators had resulted in a marked deterioration in results. A weaker US dollar and the worst refining margins in over a decade combined to create testing market conditions for the entire oil industry, and made sharp declines in profits inevitable.

We cautioned of such trends at the end of 2001, controlled our costs accordingly and consequently posted solid earnings before interest and tax (EBIT) of EUR 495 mn in 2002, representing the second best result in the Group's history. However, a combination of relatively poor trading conditions and stronger investment for growth meant that our ROACE target of 13% was not met in the short-term.

Management accepts that in some years of accelerated growth its profitability targets will be hard to attain. However our long-term target of ROACE three percentage points above the weighted average cost of capital remains in place.

In what was largely an extremely unfavorable stock market climate, OMV held up very well. While the FTSE Oil & Gas lost 17% and the FTSE Eurotop 100 shed 34% over the year, OMV stock held its value. This reflects our continued ability to achieve respectable results in spite of adverse market conditions.

Compared to the share prices of our peer group, OMV shares are valued at a discount. Taking the successful implementation of our growth strategy, with its emphasis on earnings stability, to which I shall now turn, we hope to address this issue.

Vision and strategy

Our aim is to grow the business while emphasizing on earnings stability. To achieve that in the face of a volatile business environment, stiffening competition and changing structures in Europe, OMV must become a market-leading Central and Eastern European oil and gas group with international E & P activities.

There are three elements for turning our vision into reality:

- A clear growth strategy, addressing our products, markets and competitive position, aimed at increasing long-term earnings. Our goal is to double market share by 2008 through the further integration of the upstream and downstream businesses while achieving balanced growth and maintaining profits.
- A business and organizational structure that allows for the greatest exploitation of opportunities available to an integrated oil and gas group by ensuring optimum resource allocation whilst giving operational units a maximum of independence.
- A business culture that accepts social and environmental responsibility, and inculcates an understanding among our employees that OMV's new core markets must become a true home market.

Earnings oriented growth

We are looking to grow profitably along an integrated value chain. The products sold by Marketing are processed at our own refineries, and the latter should source half of their feedstock from our upstream operations. Meanwhile, we are turning the Chemicals segment into a global specialist by exploiting our technological lead in melamine. Additionally we are expanding our Gas business in the conviction that we are investing in an energy source with a promising future.

Doubling sales volume

The main thrust of R & M's expansion drive is in Central and Eastern Europe where demand is growing. We are aiming to become the market leader in the Danube region that extends from the Black Forest to the Black Sea, while using this platform to drive vertical integration in our refining and logistics operations. We pushed ahead with this strategy in 2002, acquiring filling station networks in the Czech Republic and Germany, and a 25.1% stake in Romania's Rompetrol Group.

Doubling oil and gas output

We aim to lock in the earnings potential of our E & P operations by boosting our reserves and doubling our oil and gas output. We do so by keeping a tight focus on our core exploration regions and exploiting our technological strengths.

Investments in offshore exploration blocks in the UK, new oil discoveries in Libya and the strengthening of our portfolio in Australia and New Zealand took us further along this road in financial 2002.

Other examples of the ways in which we are putting our strategy into practice are the commencement of construction of a new melamine plant in Germany, the restructuring of our Austrian gas business by founding the EconGas joint venture with the main regional gas companies, and the feasibility study on an international project for the construction of a new gas pipeline from Turkey to Austria.

Mobilizing our human resources

For a strategy like this to succeed, a long-term view is essential – and this calls for the right structures and Corporate culture.

In 2002 we took significant steps towards the introduction of a holding structure.

During the year under review we again employed the Human Capital Management which provides metrics for capturing the staff's experience of the corporate culture on the ground. The Human Resources Department is implementing measures designed to promote a spirit of enterprise and international mindedness. These qualities are the key to the skills and enthusiasm needed to make a reality of our strategy.

Corporate responsibility

While we remain committed to delivering superior commercial performance, we are pursuing a Corporate strategy based on sustainability, and this involves accepting social and environmental responsibility.

In 2002 we joined the UN Global Compact, and we issued a code of conduct enshrining the values we stand for. These initiatives involve an ongoing learning process, during which we will endeavor to formulate and communicate our citizenship goals in such a way that we can be held to our promises.

The Austrian Code of Corporate Governance entered into effect on October 1, 2002. OMV was the first Austrian company to give a public undertaking to abide by it.

Delivering our targets for expansion, value growth, financial stability and returns represent a significant challenge in the years ahead.

We have established a long-term gearing ratio target of 30% debt to shareholder equity. During the current accelerated growth phase, however, we are prepared to operate at higher levels of gearing, in excess of 50%. We believe that this represents a conservative financing policy as the Group invests to achieve its ambitious growth targets.

Our dividend policy will naturally be designed to meet shareholder expectations, though it will also have to take into account the need to finance growth from internal resources.

Dividends cannot be set in isolation from earnings performance. We are therefore recommending a dividend of EUR 3.50 per share, not proposing the payment of a bonus this time. Comparing both dividends ex bonus, this recommendation represents an increase of about 17% compared to last year.

Yours truly,



Wolfgang Ruttenstorfer



Corporate responsibility. Sustainable management

Customer satisfaction and outstanding financial and technical performance are crucial to sustainable corporate growth. Our prime task as a business is to make profits and achieve value growth.

Despite this clear commercial orientation we pursue sustainable business policies that entail social and environmental responsibility. We see our social responsibility, which goes beyond our legal obligations, as a voluntary commitment to contributing to a caring society and towards a healthy environment.

We have enshrined our value system in a Code of Conduct which outlines our approach to

- labor relations, human rights,
- heath, safety and the environment (HSE),
- the community and our
- financial responsibilities.

In so doing, we have set out to achieve a high degree of transparency and to strengthen stakeholder confidence in the OMV Group.

Universal values

OMV has underlined its willingness to shoulder social responsibility by joining the United Nations Global Compact (UNGC), an initiative launched by UN Secretary General Kofi A. Annan.

The UNGC is based on the UN Universal Declaration of fundamental human rights, on certain declarations of the International Labor Organization (ILO), and on the Rio Declaration on Environment and Development.

OMV supports, beyond its legal obligation, the Global Compact's principles, as far as it is in our sphere of influence. Members of the UNGC are expected to cooperate actively with the United Nations, international companies, governments and administrations, and non-government organizations. Participating institutions and businesses have the common goal of taking action to promote a more sustainable and inclusive global economy.


THE GLOBAL
COMPACT

Incorporation of the UNGC in our Code of Conduct is of particular significance for operations in newly industrialized and developing countries. Where national legislation and regulation are still incomplete, or are only now coming into being, the Code provides guidance for OMV employees by laying down clear rules of conduct. In many countries respect for human rights, labor standards and rules of good corporate citizenship in dealings with civil society and local communities are not a matter of course. We maintain high standards of conduct by obeying a set of rules that apply wherever we are.

The implementation of our growth strategy and the continued consolidation of existing businesses presented our workforce with many challenges.

We are using modern human resources management techniques to support them in their jobs. These measures have been well received by employees and public opinion. Selection methods at the assessment center are designed to ensure that the right people are recruited to drive future growth.

Staff responses to the annual **Human Capital Management** (HCM) survey indicated an increase in motivation and job satisfaction.

Human Capital Index 2002: 66


Health/enjoyment of work: 67
Staff/ organization: 67
Communication/ information: 64

The overall result increased by three percentage points compared to the previous year. There was an improvement by seven percentage points in the responses to questions on communication and information flow. Responses to the questions about results driven performance, strategy and goals were also significantly more positive. In 2002 the time delay from the completion of the survey through to the drafting of the action plan was significantly reduced, thereby giving more time to implement the plan. The quality of the workshops held to formulate the action plan was improved, and certain training topics, such as team building and conflict management were given more prominence.

The focus of **human resources development** was on career guidance, diagnostic workshops, and group and one-to-one coaching. The importance of the training to enable staff to adapt to the changes taking place in the Company was reflected in the high attendance figure; a total of 7,512 staff members took part in courses. Training costs in 2002 were some EUR 3 mn (2001: EUR 3.6 mn).

Much of the training particularly in career and succession planning for the 270 key positions in the Group was aimed at fostering the new **OMV success skills** that will be key to OMV's future success. Innovativeness, drive, leadership, team spirit and profitability are the qualities needed to achieve expansion, value growth and change, and thus form the link between corporate strategy and the workforce.

The overall **headcount** rose from 5,659 to 5,828. Despite OMV's growth strategy employee numbers and personnel expenses were monitored closely. Due to the rapid globalization of operations, 84 senior executives were assigned to positions abroad. There was also an increase in staff assignments between foreign subsidiaries.

OMV again met its social responsibility target to train young staff, by taking on 29 new apprentices. Our two European Union Leonardo projects (international apprentice exchanges) were awarded the Ministry of Education, Science and Culture quality seal.

Payroll as of December 31	2002	2001	2000
Non-salaried staff	2,253	2,292	2,398
Salaried staff	3,405	3,197	3,216
Apprentices	123	114	86
Executive Board and senior executives	47	56	57
OMV Group	5,828	5,659	5,757
thereof in Austria	4,345	4,260	4,408
Rest of Europe	1,218	1,209	1,201
Rest of the world	265	190	148

Health, safety and environment.

Management attaches great importance to the physical and mental health, and social well-being of the workforce as well as the protection of the environment (Health, safety and environment, HSE).

In addition to first aid, the OMV industrial medical service provides preventive programs tailored to requirements at Group sites, such as orthopedic examinations in 2002, which showed a high attendance. The orthopedic program is due to be expanded in 2003.

The "smoke-free OMV" program mounted during the year was a success, resulting in one-third of participants permanently giving up smoking.

Safety campaign

A Group-wide program billed as "THINK:AHEAD discover safety" was launched in 2002 in order to improve safety standards at our sites. The scheme is aimed at ensuring that all employees and contractors avoid injury at work and, that all our work processes are safe. A total of 535 employees at all levels of management attended courses on their safety responsibilities and received practical training.

In addition, a large-scale fire drill was carried out at the Gänserndorf facility by the internal fire brigade in cooperation with the Vienna and Lower Austrian Red Cross ambulance services.

Monthly safety audits by executives, HSE committees at all management levels and a redesigned reporting system all helped to promote awareness of accident prevention across the entire Group. The accident rate, measured by the lost time incident rate (LTIR) per million working hours, was somewhat down on the previous year at 5.4. The program will continue in 2003, in order to take us further towards our challenging target of an LTIR of 2 per million working hours by 2004.

Number of accidents
with absence from work ≥ 1 day in 1 million working hours



2004
2002
2001
2000
1999
1998
0
1
2
3
4
5
6
7
8
9



THINK:AHEAD
discover safety

Success in the reduction of greenhouse gases

The drive to implement our climate change strategy produced results in 2002. Agrolinz Melamin GmbH is setting new international standards for reducing greenhouse gas (GHG) emissions. Starting in the second half of 2003, EUR 2.1 mn will be invested in cutting GHG emissions at the Company's Linz plant by 30%, and overall OMV Group emissions by 9%. Using a nitric acid production process jointly developed with Krupp-Uhde – the only one of its kind in the world – Agrolinz converted 1,600 t of nitrous oxide (N_2O) or approximately 500,000 t CO_2 equivalent into natural nitrogen.

Taking its lead from OMV, the Austrian oil industry has launched a climate change initiative. Under this voluntary agreement the industry has committed itself to reducing 1 mn t of CO_2 emissions by 2012. The program includes measures for enhancing the energy efficiency of heating and hot water systems, as well as improving building insulation.

To prepare for emissions trading and to support our climate change strategy, a GHG inventory was compiled in accordance with the principles of the GHG Protocol of the World Business Council for Sustainable Development (WBCSD).

Improvements to our HSE management system

In 2002 our HSE targets were revised and incorporated in our Code of Conduct. Key performance indicators at Group, segment and site level are being used to monitor progress. In 2002 our entire reporting system, particularly our incidents reporting system, was reshaped to permit faster and more efficient responses.

Research and development.

OMV's research and development (R & D) department focuses on innovation and applying ideas that have practical benefits for customers, the environment and the business alike. It ensures the high quality standards of OMV products and services in each of the Group's business segments. We spent EUR 22.81 mn on our R & D program in 2002 (2001: EUR 20.57 mn).

R & D expenditure
in EUR million


E&P
2.07
2.50
2.68
R&M
12.21
12.14
10.93
Chemicals
4.57
5.93
9.17
0
2
4
6
8
10
12
2000
2001
2002

In **Exploration and Production**, more precise reservoir descriptions were obtained through the introduction of new migration methods which improve seismic resolution. New geological and geophysical modeling and computer animation programs were also successfully introduced. The first extensible sand filter pipes ever used in a well were employed at the Austrian Pirawarth oil field. In order to improve recovery rates, studies were conducted on nitrogen injection at small oil fields, and on the injection of carbon dioxide into the hydrocarbon-bearing zones of highly structured reservoirs. In 2002, OMV also undertook research into environmentally friendly products for corrosion and hydrate inhibition in oil and gas production.

In **Refining and Marketing**, the European Auto Oil II program requires the introduction of low or non-sulfur fuels with effect from 2005. OMV Super plus 98 imotion gasoline has been sulfur-free since 2000. In 2002 the launch of Super 95 imotion successfully extended the OMV imotion quality brand family to Austria's strongest selling gasoline. With effect from January 1, 2004, only sulfur-free fuels will be produced in Schwechat. In close collaboration with the engine developer AVL, important performance criteria were successfully developed for the gasoline use in the latest direct injection engines. The globalization of commercial vehicle manufacturers is having a major impact on engine oil standards, and we have succeeded in developing the first engine oil that simultaneously meets the strictest European and American specifications – OMV super truck SAE 5W-30. Reflecting the growing European trend towards low-sulphur fuel oils, OMV is developing a new extra light low-sulphur fuel oil grade for advanced combustion technology heating systems, thereby laying the groundwork for an oil industry contribution to greenhouse gas reduction through improved heating systems. The range of crude oils used at our plants was adjusted to enable us to produce improved road bitumen and achieve a more stable production flow.

The priorities for the **Gas** segment were the preparation of guidelines for compressed natural gas (CNG) vehicles and filling stations, as well as investigation into potential biogas production and purification methods.

In the **Chemicals** segment, activities continued to focus on new applications and the refinement of our melamine production technology. The basic engineering work for the new melamine plant in Piesteritz, Germany augmented the experience gained with the proprietary process used at the two existing high-pressure melamine plants in Linz and Castellanza, Italy, thereby permitting further improvements to be made. The technological advances achieved improve the quality of the melamine produced while permitting a significant reduction in investment costs for the new plants. R & D work relating to new melamine products led to the construction of a resin plant for thermoplastic melamine resins in Castellanza. The current capacity at this plant will provide a platform for new melamine applications. In particular, hipe®com – a fiber composite that combines the properties of melamine resin with the technological advantages of thermoplastic paves the way for the production of high-performance materials from melamine. Particularly noteworthy was the successful introduction of weathe®dure, a weather-resistant melamine resin, which was commercialized in collaboration with key customers and test piloted in a number of markets. This product opens up an entirely new range of promising applications.





Corporate governance.

Social responsibility and competitive advantage

Our view of corporate responsibility has also found expression in our adoption of the Austrian Code of Corporate Governance. Expectations in terms of transparent and efficient management and control structures are growing fast, as is public interest in these matters. Many of the points raised in the corporate governance debate may appear to us to be non-issues in the light of the strictness of Austrian legislation and of our routine practice, which is based on far more stringent standards than those imposed by the law. However, we see good corporate governance as being a process of continuous improvement.

Our commitment to a proactive information policy and ongoing improvements reflects our belief that a company with good corporate governance will enjoy a strategic competitive advantage. While one side of good corporate governance involves making rules that amount to principles of ethical business behavior, the other is to do with putting the "right" organizational structures in place – and these are a key success factor for our strategy.

Full compliance

We are taking this opportunity to reaffirm our undertaking to abide by the Code of Corporate Governance, and have also stated this commitment on our website (www.omv.com). There is no need for OMV to make any non-compliance disclosures because the Company fully abides by the Code. OMV intends to continue to observe the Code in future.

The "one share – one vote" principle is fully adhered to.

Moreover, the Executive Board's by-laws precisely regulate the division of responsibilities and the manner in which members are to work together. Board members themselves perform important communication functions such as meeting shareholders and analysts, holding press conferences to announce the Company's results, and maintaining a steady flow of internal information to the workforce.

Internal auditing is a central management function reporting directly to the Board, and the audit plan and the main results are reported to the Accounts Committee.

Detailed disclosures on the Executive Board's remuneration and stock option plans are published in the Notes in this Annual Report. In the hope that media attention will not focus exclusively on Board members' salaries, and that speculation about excessive remuneration can be avoided in this way, the compensation of each member is individually disclosed.

Reporting duties and transactions requiring approval are also laid down by the internal by-laws of our subsidiaries.

A resolution amending the articles of incorporation to introduce age limits for Executive and Supervisory Board members will be put forward at the next Annual General Meeting. There is a clearly defined procedure for the appointment of Executive Board members.

The Supervisory Board has established three committees: the Accounts committee, the Personnel and Presidential committee, and the Strategy and Projects Committee. The Personnel and Presidential Committee is empowered to take decisions on matters of urgency. The chairpersons of the Executive and Supervisory Boards and of the Presidential Committee are in frequent contact which is not restricted to Supervisory Board and Committee meetings.

Neither former Executive Board members nor senior executives of the Company sit on the Supervisory Board. There are no directors' cross-memberships. No members of the Supervisory Board hold executive positions in companies which compete with OMV. No loans have been extended to members of the Supervisory Board, nor are there any contracts with them or with companies close to them.

As early as 1996 the Annual General Meeting elected Herbert Werner to the Supervisory Board to represent the minor shareholders. The Supervisory Board members have complied with the provisions of the Code relating to voting rights and attendance.

There is a consortium agreement between International Petroleum Investment Company (IPIC) and Österreichische Industrieholding AG (ÖIAG) which, among other things, provides for the parties to vote together and imposes certain restrictions on the transfer of shares held by them.

Reports on the sale and purchase of shares by members of the Executive Board are posted on the OMV website at www.omv.com > Investor Relations Center > Investor News > Directors' dealings.

For some years now, the auditors have compiled a management letter which is considered by the Supervisory Board at the same time as the report on the effectiveness of the Company's risk management system.



Reliable and good management

Competition and free market economy can only work properly, if rules governing them are adhered to. Nevertheless, we are aware that however excellent our performance with regard to HSE, social responsibility and good corporate governance might be, it will not create value on its own. Good corporate governance must be coupled with good management – and we strive to link the two as closely as we can.

Value Management.

An established element of the OMV management system

Following some years of set-up and improvement, OMV's approach to value management is now integral to the running of the Group, and management attaches great importance to this concept. Planning and decision-making processes are strongly influenced by this philosophy, and our reporting systems are set up to deliver the necessary metrics and control levers. The largest acquisitions in OMV's history, carried out at the start of 2003, were assessed in accordance with these profitability measures.

The following objectives are central to OMV's interpretation of value management:

- Growing the market value and strategic business value of our stockholders' equity
- Delivering returns on investment in line with market levels
- Delivering competitive operating performance.

This approach draws together our strategic development, earnings power and shareholder returns objectives.

The consequence of this methodology is a clear distinction of target levels within the financial performance measurement system:

- The financial target for the creation of value potentials, represented by cash flow return on investment (CFROI)
- The financial target for the exploitation of potential value, represented by the return spread, economic value added (EVA®) and return on average capital employed (ROACE)
- The shareholder driven target for value growth, represented by total shareholder return (TSR)

Our targets for CFROI, TSR and ROACE are 13%. The target for the return spread, defined as the difference between ROACE and WACC, is three percentage points. Our planning is based on the assumption of a long-term after tax weighted average cost of capital (WACC) of 10%.

The recent acquisitions do not conflict with attainment of these targets in the long run. However, it should be noted that the optimum integration of the acquisitions will be a major challenge for our Group, and will be vital in enabling us to meet our objectives.

The progress made in executing the strategy, the structures in place and the improvements in Group performance should provide us with a sound basis for offering investors strong potential for value growth.

Ratios in %	**2002**	**2001**	**2000**	**Target over the cycle**
ROACE	11	14	12	13
ROfA	16	20	16	16
ROE	14	18	18	16–18
Gearing ratio	20	17	28	30
Payout ratio	29	31	36	40

OMV stock.

Anniversary: 15 year on the Stock Exchange

15 years ago, OMV's success story on the Vienna Stock Exchange began on December 3, 1987. The issue price was the equivalent of approximately EUR 32, and the stock has since roughly trebled in value, leaving aside the annual dividend payments. Our aim is to ensure that our stock remains a good investment.

Solid performance in 2002

The main features of equity trading on world markets in 2002 were negative economic data and falling prices. Oil and gas stocks were no exception, though high crude prices boosted the earnings of companies' E & P operations.

The FTSE Oil & Gas Index fell by 17% in 2002, but nevertheless held up better than the major indices. The Dow declined by 18%, the Nikkei by 19%, the FTSE by 26%, the CAC 40 by 35%, the DAX by 44% and the NASDAQ by 64%.

One of the few exceptions was the Vienna Stock Exchange; the Austrian Trade Index (ATX) ended the year with a modest 0.85% gain.
In the course of the new segmentation of the Vienna Stock Exchange, the ATX Prime has been introduced and it gained just under 2% in its first year.

OMV stock outperformed the FTSE Oil & Gas Index for the second year running, although it fell slightly by 0.57%. Taking the dividend of EUR 4.30 per share distributed in May 2002 into account, shareholders nevertheless enjoyed value growth of almost 4%.

Volumes traded on the Vienna exchange declined by 26% to some EUR 12.7 bn, reflecting the poor trading environment. The transaction volume of the OMV stock fell by 38% to EUR 1.58 bn, and its share of total volume to approximately 12% (2001: 15%).

For the first time in 2002 over-the-counter (OTC) turnover of the Prime Market was reported by the Vienna Stock Exchange and the Austrian Financial Market Authority. It amounted to EUR 8.91 bn or 43% of the overall turnover (exchange turnover and OTC turnover) of EUR 20.92 bn.

For OMV the OTC turnover amounted to EUR 912.59 mn or around 37% of the total volumes of EUR 2.50 bn.

The **market capitalization** of OMV at year end was EUR 2.53 bn. The capitalization of all shares listed on the Vienna Stock Exchange increased by 11% to EUR 30.5 bn, and the total capitalization of the Vienna Stock Exchange rose to EUR 32.2 bn (2001: EUR 28.3 bn).

OMV Share

Comparison of indices and monthly volumes


in EUR mn
120%
110%
100%
90%
80%
70%
200
170
140
110
80
50
J F M A M J J A S O N D
OMV
ATX Prime
FTSE Oil & Gas
OMV monthly volumes

Results of the Annual General Meeting

On May 24, 2002 the Annual General Meeting approved the repurchase of a further 60,000 shares. These are to be used for a stock option plan aimed at giving management a substantial long-term stake in the success of the Company, thereby aligning its interests more closely with those of shareholders. A total of 35,760 shares were repurchased. In all, the three stock buy-back programs launched from 2000 to 2002 resulted in the repurchase of 130,170 shares. Thus the number of shares outstanding were reduced to 26,869,830 shares (for further details visit the Investor Relations Center at www.omv.com). An employee stock ownership plan was operated for the third time in 2002, in which approximately 13% of the workforce participated.

At the next Annual General Meeting on May 20, 2003, the Executive Board will propose a dividend of EUR 3.50 per share. This represents a payout ratio of 29%, and a dividend yield, based on the year and price on the last trading day of 2002, of about 4%.

Investor relations activities

Yet again we mounted a major investor relations effort in 2002. Our activities included frequent one-on-one meetings with analysts and stockholders, as well as regular roadshows in Europe and the US following results announcements. The work was recognized by a number of awards.

At a glance in EUR	2002	2001	2000	1999	1998
Market capitalization in EUR bn	2.53	2.54	2.23	2.61	2.17
Year's high	110.87	122.65	99.40	98.00	141.57
Year's low	82.20	78.88	74.10	72.75	70.49
Year end	93.58	94.12	82.50	96.50	80.30
Earnings per share	11.85	14.09	11.91	7.11	6.19
Net asset value per share	88.75	82.66	72.21	62.65	56.49
Cash flow [1] per share	21.60	29.21	22.65	12.53	16.84
Dividend per share	3.50 [2]	4.30	4.30	2.40	2.25
PCF [3]	4.3	3.2	3.6	7,7	4.8

[1] net cash provided by operating activities
[2] recommended dividend
[3] based on year end price

Economic climate

The recovery of the **world economy** expected in 2002 was weaker than anticipated. The economic upturn was held back by the unstable political situation in the Middle East and Latin America, as well as the poor performance of the financial markets.

Although world trade expanded by 2.5% after declining in 2001, world economic growth remained well below the long-term average rate, at just under 2%.

In the OECD area real GDP (gross domestic production) growth – which had slumped in 2001 – ran at 1.3%. The US economy grew by 2.4%, supported by an expansionary fiscal stance, but Japan remained in recession.

Budget discipline and price stability were the main concerns driving economic policy in the EU where growth slackened to an average of around 1%, and was particularly weak in Germany and Italy.

The five EU membership candidates in **Central and Eastern Europe** – the Czech Republic, Hungary, Poland, Slovakia and Slovenia – were somewhat affected by the global economic trend. However, economic growth in all of these countries except for Poland was at least twice the EU average. Low-income transitional economies such as Bulgaria, Croatia and Romania expanded by up to 4%.

GDP growth in Austria was a modest 0.9%. Capital goods output was unchanged at the previous year's level. While investment declined by 3.4%, and consumer spending rose by only 0.9%, demand was boosted by robust export growth. With imports shrinking, the Austrian trade balance was in surplus for the first time since 1991. Unemployment rose to 4.1% and inflation eased to 1.8%.

Oil price trends

In 2002 world oil demand edged up by 0.5% to 76.9 mn bbl/d. The gain came mainly from Asian countries, and OECD demand stagnated for the third year in a row. World crude production dipped by 0.2 mn bbl/d to 76.6 mn bbl/d. While OPEC output fell to 1.9 mn bbl/d and the Organization's market share declined to 37%, non-OPEC production rose sharply with Russia leading the way.

Crude prices were again mainly driven by market psychology. Spot Brent crude began 2002 on USD 18/bbl and stood at almost USD 32/bbl by year end.

A production cut of 1.5 mn bbl/d by OPEC halted the downward trend in oil prices seen at the start of the year. Prices remained within OPEC's target price band of USD 22/bbl to USD 28/bbl between March and August. In the six weeks after mid-November the increasing likelihood of military intervention in Iraq, and the loss of Venezuelan exports due to strike action pushed up prices by some USD 9/bbl. Overall, however, the average price of Brent crude for the year was up by only 2%, from USD 24.46/bbl to USD 24.98/bbl.

The impact on **Rotterdam petroleum product prices** of depressed demand and the falling **US dollar exchange rate** outweighed that of climbing crude prices. The average Rotterdam prices of the main automotive fuel and heating oil grades were between 7% and 11% down on the previous year. Meanwhile the euro firmed by some 6% to average EUR 0.946/USD for the year.

The **Austrian energy price index** for private households recorded a real decline of 3%. The prices of solid fuel and district heating rose, but those of petroleum products, natural gas and electricity were lower than in 2001 or 2000.

Crude price (Brent)
and EUR/USD exchange rate
(monthly average)


USD/bbl
EUR
45
40
35
30
25
20
15
10
5
0
1.25
1.00
0.75
0.50
0.25
0.00
J
F
M
A
M
J
J
A
S
O
N
D
Brent price 2002
EUR/USD 2002
Brent price 2001
EUR/USD 2001

Energy consumption

After the marked increase registered in 2001, Austrian primary energy use only inched up in 2002. Gas demand contracted by about 2% to 7.6 bcm. An increase in residential demand was insufficient to offset a sharp fall in gas use by power stations and a decline in industrial demand due to the economic slowdown.

Domestic gas production advanced to 2 bcm while imports climbed by 5% to 6.6 bcm, and exports jumped by 60%, to almost 0.7 bcm.

Demand for **petroleum products on markets served by OMV** fell by 1.2 mn t to around 82 mn t. This was mainly due to weak heating oil demand, whereas consumption of automotive fuels – particularly diesel – rose significantly. In the transition countries demand was unchanged at just under 39 mn t, the drop in heating oil volume being balanced by an increase of almost 4% in automotive fuel sales.

In **Austria** petroleum product sales were slightly up on the previous year's levels at 11.2 mn t. The main reason for this was weak heating oil demand, which was mostly attributable to advance inventory building in the previous period followed by delays in putting oil into storage in 2002. Deliveries of extra light and light heating oil fell by 12% and those of heavy fuel oil by 27%. By contrast, demand for automotive fuel expanded by a healthy 8%, and sales of diesel and gasoline rose by 9% and 5%, respectively.

Considerably lower prices in Austria than in Germany and Italy, and the ease of comparing forecourt prices since the introduction of the euro, brought gains in sales to motorists crossing the border in search of cheaper fuel. Contrary to the long-term trend, demand for aviation fuel shrank by 5%.

The largest relative decrease in sales of petroleum products was recorded in **Hungary** where sales dropped by 13% due to the halving of sales of heavy heating oil.

Demand decreased by 5% in **Bavaria**, **Saxony** and **Thuringia**, and by 2% in **Slovenia**. Marginal growth was recorded in **Bulgaria**, the **Czech Republic** and **Slovakia**. Demand growth was stronger in **Bosnia-Herzegovina**, **Croatia** and **Serbia-Montenegro**.

Consumption of petroleum products
in million tons



Bosnia-Herzegovina
Slovakia
Slovenia
Bulgaria
Serbia-Montenegro
Croatia
Hungary
Czech Republic
Triveneto (I)
Rumania
Austria
Bavaria (D)
0
2
4
6
8
10
12
14
16
18

Melamine, plant nutrients and plastics

There was a mixed picture in the European **chemical sector**, with performance varying between different regions and products. Despite stronger average output growth, prices, profits and sales in most lines of business were down on the previous year's levels. Overseas exports were hit by the stronger euro.

Melamine demand increased by almost 5% in Europe and around 8% in the USA. Robust economic growth in Asia apart from Japan eased import pressure on Europe. Plant outages and closures created a relatively stable supply situation, yet melamine prices were down on 2001.

Demand for **plant nutrients** in Europe rose in the first half of 2002, but prices scarcely moved. Harvest losses caused by the summer's floods weighed on demand and prices in the second half.

West European **polyolefin** demand grew by some 4% over the year as a whole, but there were strong quarterly swings which also affected margins. Due to increased imports into Europe and the commissioning of new plants, capacity utilization and margins remained unsatisfactory. Many producers responded by reining back output. Average polyethylene prices gained around 10% year on year, but polypropylene tags were just below 2001 levels.



Exploration and Production.

At a glance in EUR mn	2002	2001	% change
Segment sales	734	765	(4)
Earnings before interest and tax (EBIT)	256	273	(6)
Capital expenditure	227	132	71
Return on fixed assets in %	31	35	(10)
Production in mn boe	30.4	28.5	7
Proved reserves as of December 31 in mn boe	343.1	340.5	1

E & P portfolio strengthened through commissioning of new fields and acquisitions. Average annual production increase of 7% achieved together with the 100,000 boe/d target at year end.

Further good results

Segment sales were almost 4% down at EUR 733.90 mn, mainly as a result of the fall in the gas price and the US dollar exchange rate. The decline in **EBIT** to EUR 256.14 mn (2001: EUR 272.97 mn) was chiefly due to higher personnel reduction expenses and the sliding USD/EUR exchange rate, as well as increased acquisition costs. Clean EBIT fell by 16% to EUR 261.75 mn. Special charges expensed against EBIT shrank to EUR 5.61 mn. This decrease was largely due to one-off effects relating to the gas storage business.

The fact that earnings remained at a high level was mostly a reflection of the increase in **production** to 30.4 mn boe. The rise in output was driven by the acquisition of a 10% stake in the Maui oil and gas field offshore New Zealand, the commissioning of the Jade and Skene fields in UK waters, and the attainment of full production at the Miano gas field in Pakistan.

The rise in **production costs** (excluding royalties) from USD 4.82/boe in 2001 to USD 5.01/boe in the year under review was principally due to the weaker US dollar.

Production 2002: 83,000 boe/d


3% Pakistan
7% Australia/New Zealand
24% Libya
46% Austria
19% UK

Expanded portfolio

E & P activities again focused on Australia/New Zealand, Austria, Libya, Pakistan and the UK. At the same time exploration was stepped up in Albania, Iran, Ireland, Vietnam and Yemen, and a new exploration license for an offshore block in Bulgaria was signed.

In 2002 OMV had interests in 21 (2001: 36) exploration and 23 (2001: 16) appraisal wells. Of these, 26 resulted in discoveries, a success rate of 59%.

Exploration expenditure was almost unchanged at EUR 71.58 mn (2001: EUR 72.53 mn).

The three-year average for **finding costs** rose to USD 2.3/boe (2001: USD 1.5/boe), partly because of increased seismic programs and partly because it was not possible to appraise all the discoveries made. The acquisitions in Australia/New Zealand and the UK boosted **capital expenditure** to EUR 226.85 mn (2001: EUR 132.31 mn).

In **Austria** oil and gas production remained at a healthy 14.1 mn boe (2001: 14.2 mn boe). Intensive drilling led to an increased number of oil and gas discoveries and to an expansion of known reserves, respectively. The exploration success was sufficient to offset the natural decline in production from mature fields. A total of 22 wells were drilled in Austria, 17 resulting in commercial discoveries. Meanwhile seismic studies laid the groundwork for future exploration. In order to extend these activities, in January 2003 OMV assumed the operatorship of a permit in the **Bavarian** foothills of the Alps.

In **Libya** the authorities approved the development plan for the A field in Block NC 186. This involves linking the field into the infrastructure of the El Shararah fields in Block NC 115. The field is due to come on stream at the start of 2004.

Exploration in the Murzuk Basin made further progress, with a discovery in Block NC 190 and a successful appraisal program at the D field in Block NC 186. A development plan has been submitted for the D field which was discovered in 2001. Production at the El Shararah fields averaged 162,800 bbl/d of crude for the year (OMV equity share 7.5%).

In the **United Kingdom** two exploration wells were drilled west of Shetland, and the results are currently being analyzed. Production figures from the Schiehallion oil field were affected by an unscheduled shutdown in August, but output nevertheless topped the previous year's level, running at 100,000 bbl/d (OMV share 5.9%).

The Jade and Skene condensate fields were brought on stream at the start of 2002, and development continued during the year. Average output from the two fields totaled 3,000 boe/d (OMV share). During the summer production started at the Maclure oil field.

In June a 21% interest in the Suilven field was acquired which is due to be developed in the next few years. In addition, an exploration well was drilled off **Ireland**, yielding encouraging results.

We significantly expanded our footprint in **Australia and New Zealand** by acquiring interests in the Sole (OMV stake 35%) and Maui (OMV share 10%) fields. During 2002 we completed a successful appraisal well at Sole. Development of the field will begin in 2003. In the fourth quarter of 2002 Maui added an average of 9,400 boe/d to OMV's production. During the year we also raised our stake in the Maari oil discovery from 30% to 69%. An appraisal well at Maari drilled in January 2003 confirmed the find. Development of the Patricia Baleen gas field (OMV interest 40%) in the Gippsland Basin went ahead rapidly in 2002, though it was briefly hampered by a labor dispute in the fourth quarter. The field is likely to start production in spring 2003.

In **Pakistan** OMV is the operator of the Miano and Sawan gas fields, and of the South West Miano and Gambat exploration blocks. Output at the Miano gas field (OMV stake 17.7%) rose steadily to reach the 120 mn scf/d targeted for the year. Development of the Sawan gas field (OMV share 19.7%) proceeded with the drilling of the successful Sawan 4 production well. The field is due to be brought into production in mid-2003, and production of 170 mn scf/d of saleable gas is to be doubled by the end of the year. We also acquired a share in the Nawabshah exploration block in October 2002.

In **Albania** OMV operates two offshore exploration licenses. Analysis of geoscientific data including seismic acquisition in 2000 and 2001 resulted in the mapping of two prospective structures. The license for offshore Block 1 was relinquished effective 7 October 2002.

Work began under the service agreement in **Iran**, and acquisition of the necessary seismic data is completed. Preparations for drilling of the first exploration well scheduled for the end of 2003 are going ahead according to plan.

In **Sudan** the operator, Lundin was forced to halt work on Block 5A at the start of the year, during an ongoing seismic and drilling campaign, because of security issues. The commencement of work on Block 5B was put on hold for the same reason. Due to these delays the Sudanese Government granted an extension to the exploration phase on Block 5A until August 2004.

In **Vietnam** OMV is operating offshore Block 111 under a production sharing agreement timed to run until September 2003. The first exploration well, drilled in 2002, resulted in a non-commercial gas discovery, after which all operations in Vietnam were terminated.

In **Yemen** seismic studies were begun, under an exploration contract.

Towards the end of 2002 OMV was awarded a license to operate the Varna Deep-Sea block offshore **Bulgaria**. This provides for a three-year exploration phase.

Growth in production and reserves

Total production rose markedly in 2002 to stand at 30.4 mn boe (2001: 28.5 mn boe) – the highest level in OMV's history. Of this amount 46% (2001: 50%) was from domestic reserves. The share of output contributed by international operations increased, though Austrian production remained at the previous year's high level.

Production and reserves in million boe



2002 (30.4) 169.8 343.1
2001 (28.5) 167.5 340.5
2000 (28.5) 159.8 337.9
(50) 0 50 100 150 200 250 300
Proved reserves of oil and NGL
Proved reserves of gas
Production of oil, NGL and gas

Oil and NGL production fell by about 1% to 19.5 mn bbl (2001: 19.8 mn bbl) mainly due to the impact of OPEC output cuts in Libya. Austrian output remained virtually at a level of 6.8 mn bbl (2001: 7 mn bbl) thanks to ongoing drilling and new wells that were brought on stream during the year. Output in the UK and Australia/New Zealand increased. Production abroad accounted for 65% of the total.

Natural gas production increased by almost 25% to 65.5 bcf (2001: 52.3 bcf), reaching its highest level since OMV came into being. The increase largely reflected commissioning of the Pakistani and UK gas developments, as well as the acquisition of the New Zealand Maui field. Domestic output represented 67% (2001: 83%) of the total.

As of December 31, 2002 OMV's proved **hydrocarbon reserves** were 343.1 mn boe (2001: 340.5 mn boe). Reserve replacement was 109% in the year just ended, and 90% over the past three years. In the course of the year our proved hydrocarbon reserves as of December 31, 2001 were evaluated and confirmed by independent consultants DeGolyer & McNaughton.

Proved oil and NGL reserves rose slightly from 173 mn bbl at the end of 2001 to 173.3 mn bbl as of December 31, 2002. This corresponded to an overall reserve replacement ratio of 101% for 2002 and 81% for the past three years. Discoveries and upgrading of reserve estimates in Libya (Murzuk Basin) and Austria, as well as the acquisition in New Zealand (Maui) chiefly accounted for the additions to reserves.

Proved gas reserves were up from 1,004.8 bcf to 1,019.2 bcf at year end. The gain was largely attributable to the Maui acquisition, but also due to new discoveries and reserve revisions in Austria, as well as the upgrading of the estimated reserves at the Sawan field in Pakistan. Over the past three years the replacement ratio for domestic reserves was 33%, whereas for foreign reserves it was 356%.

Outlook for 2003

In January 2003 OMV agreed to purchase Preussag Energie GmbH's international E&P assets. The acquisition is expected to contribute about 20,000 bbl/d in extra oil production, and to raise our proved oil and gas reserves by about 77 mn boe. However, the precise figures will depend on possible portfolio rationalization. Commissioning of the Sawan and Patricia Baleen gas fields in Pakistan and Australia respectively, will contribute to this significant increase in our overall output level in 2003.

The predominant focus of activity in 2003 will be the optimization of the E&P portfolio, and the continuation of operations in our core regions, namely the North Sea, North Africa, Pakistan and Australia/New Zealand. In Austria we aim to maintain recent high output levels for some years to come. Our assets provide a sufficient platform from which to reach our long-term goal of producing 160,000 boe/d by 2008.


25

	Oil and NGL		Natural gas		Oil equivalent	
	mn t	mn bbl	bcm	bcf	mn toe	mn boe
Production in 2002						
Austria	0.94	6.8	1.17	43.7	1.93	14.1
Australia/New Zealand	0.11	0.9	0.19	7.2	0.27	2.1
United Kingdom	0.57	4.4	0.23	8.6	0.77	5.8
Libya	0.96	7.4	—	—	0.96	7.5
Pakistan	—	—	0.16	6.1	0.14	1.0
Total	**2.58**	**19.5**	**1.75**	**65.6**	**4.07**	**30.4**
Proved reserves as of December 31 2002						
Austria	8.59	62.3	15.04	561.2	21.33	155.9
Australia/New Zealand	0.43	4.1	2.57	95.8	2.60	20.0
United Kingdom	3.50	26.9	1.61	60.3	4.87	37.0
Libya	10.41	80.0	—	—	10.41	79.9
Pakistan	—	—	8.09	301.9	6.85	50.3
Total	**22.93**	**173.3**	**27.31**	**1,019.2**	**46.06**	**343.1**

The conversions from t into bbl are field specific: 1 cbm equals 37.3 cf.
Conversion from gas to oil equivalent on basis of calorific value: 1 cbm of gas equals 0.847 kg of oil; 6,000 cf of gas equals 1 bbl of oil; some figures are rounded.

Refining and Marketing including Petrochemicals.

At a glance in EUR mn	2002	2001	% change
Segment sales	4,923	5,580	(12)
EBIT	125	223	(44)
Capital expenditure	282	191	(48)
Return on fixed assets in %	8	16	(50)
Product sales by refining business in mn t	11.67	11.82	(1)
Retail market share	10	9	11

Strong market position through focused growth by building filling stations in all 12 countries and by acquiring networks in the Czech Republic, Slovakia, Germany and Romania.
Borealis produced positive net income despite harsh market conditions.

Significantly lower results

Segment sales decreased by 12% to EUR 4,923.04 mn due to lower bulk and petrochemical product prices (2001: EUR 5,579.83 mn). Higher sales by the marketing business were insufficient to make good the fall in refining revenue. The average euro denominated price of Brent crude oil for the year shrank by EUR 6/t to EUR 200/t due to the fact that the euro firmed against the dollar.

EBIT was down by 44% to EUR 124.73 mn (2001: EUR 223.09 mn), reflecting the marked decline in bulk refining margins from 2001 levels. Clean EBIT moved in step with this trend, and was halved from EUR 279.25 mn to EUR 134.14 mn, despite lower special items, e.g. for personal reduction programs. Petrochemicals contributed EUR 57.55 mn to EBIT, a 44% decline compared to 2001 (EUR 103.09 mn) despite higher sales volume.

This steep downturn was mainly driven by tighter **margins** in the refining business. The benchmark average Brent bulk refining margin in Rotterdam slumped to a ten-year low, sliding by 54% from USD 1.90/bbl in 2001 to USD 0.88/bbl. This trend was connected with weak gasoline demand and high US inventories in the first half. Margins picked up in the second half, staging a strong recovery in the fourth quarter. In 2002 the ethylene margin in Western Europe was some 24% down on the previous year. The average propylene margin recorded a 6% year-on-year fall; the average was dragged down by a poor first quarter.

Margins in the marketing business revived from the depressed levels of previous years. However, margins in the international commercial business narrowed as compared to 2001.

Market shares

Petroleum product demand contracted slightly in all of the countries served by OMV marketing subsidiaries. The picture was mixed in Central and Eastern Europe, demand varying according to the economic situation of the countries concerned (see section of the Directors' Report on the economic climate). In line with corporate strategy, overall market share in the 12 countries where OMV has a presence rose from about 9% to 10%.

In the year under review products refined by the Schwechat refinery claimed a constant 58% of the Austrian market according to the latest market estimates.

Increased investment

In 2002 capital expenditure in R & M was EUR 281.63 mn (2001: EUR 190.63 mn.) Most of this investment was channeled into expansion of Marketing's international forecourt network, but some was also directed towards enabling Refining to meet the EU product specifications due to enter force on January 1, 2005.

A number of acquisitions were completed in 2002. Four filling station chains were purchased for the Marketing business in the course of the year. Early in 2002 we added 13 Slovak outlets to our system. These were followed by 36 stations in the Czech Republic, acquired from Petra AS at mid-year, and in late summer talks on two networks with a total of 72 stations, in Bavaria and Saxony, were brought to a successful conclusion. The takeover of the German filling stations took effect on January 1, 2003.

Growth of OMV retail network



2002
517
1,232
2001
534
1,160
2000
548
1,136
1999
558
1,080
1998
566
1,033
0
200
400
600
800
1,000
1,200
OMV Austria
OMV International

In addition, OMV acquired a 25.1% interest in the largest privately owned oil company in Romania – The Rompetrol Group NV. Rompetrol is second only to state-owned SNP Petrom in the country's refining and marketing industry. The company's Petromidia refinery, which is on the Black Sea coast and the Danube-Black Sea Canal, is of particular strategic importance to OMV. Our investment gives us a stake in a 110,000 bbl/d refinery, a nationwide commercial business with four tank farms, and a forecourt network with 127 outlets.

Throughput and sales volume

Capacity utilization at the refineries, relative to their combined nameplate capacity of 13 mn t

(9.6 mn t at Schwechat and 3.4 mn t at Burghausen), increased from 94% to 95%.

The amount of OMV produced Austrian crude oil **processed** in Schwechat was 0.94 mn t (2001: 0.96 mn t). Crude oil imports by the two refineries climbed to 9.69 mn t (2001: 9.47 mn t), mostly being sourced from Libya, Nigeria, Russia, Kazakhstan and Iraq. Third-party processing at Schwechat declined by 2% to 1.80 mn t (2001: 1.83 mn t). The third-party processing contracts with multinational oil corporations expired at the end of 2002. However, OMV will continue to offer products to the market at competitive terms.

The refineries' combined **sales volume** was almost unchanged at 11.67 mn t (2001: 11.82 mn t). Schwechat sold 8.52 mn t of products, including exports, third-party processing and petrochemicals (2001: 8.63 mn t), and Burghausen had sales of 3.15 mn t (2001: 3.19 mn t).

In **Marketing** sales volume by domestic and foreign consolidated Group companies advanced by some 3% to 7.98 mn t (2001: 7.76 mn t). Growing forecourt volume more than compensated for a reduction in foreign commercial sales. International sales held steady at 4.47 mn t while those in Austria expanded by 6%, from 3.30 mn t to 3.51 mn t, due to a strong performance by the forecourt business.

Flow of volume in million tons



0.72 Semi-finished products, others
12.38 Crude oil processing
13.10 Total feedstock
11.67 Sales volume
0
1
2
3
4
5
6
7
8
9
10
11
12
13
6.31 Gasoline, diesel fuel
2.80 Fuel oil
1.55 Petrochemicals
1.00 Others

Fast-growing retail network

Last year we stepped up the pace of growth in our retail network through a combination of construction programs and acquisitions. As of the end of 2002 OMV was operating a total of 1,232 filling stations in 12 European countries, of which 517 were in Austria and 715 abroad. During the year the number of international OMV branded filling stations rose by 89 from the 626 in place at the end of 2001 – an increase of about 14%. Taking the Czech and South German outlets added to our system at the start of 2003 into account, it grew by over 25%. This leaves aside the BP Germany stations, the acquisition of which was announced in February 2003.

In Hungary, 2002 was our best-ever year. In our third year of operations in Romania the number of filling stations reached 50 and OMV moved up to second place among the international oil companies active in the country. In former Yugoslavia and Montenegro the two highway filling stations in Lapovo marked both our entry to a new market and the opening of the two largest OMV outlets between the Black Forest and the Black Sea. Our launch in Bosnia-Herzegovina brought the number of countries in which we operate up to a dozen.

Non-oil sales powered ahead again. OMV is the undisputed Austrian number one in this segment, and extended its lead as a convenience retailer by expanding the VIVA stores from 397 to 491 in 2002. By the end of December 2002, more than two-thirds of the VIVA markets were located abroad.

The number of Vienna Café branded OMV catering outlets trebled from 34 to 100 in 2002. This brand is only present outside Austria. In Bulgaria OMV is not merely the quality and image leader but now also runs the country's largest catering chain.

In the year under review our range of forecourt services was widened when two Austrian stations were converted to offer multimedia access. Customers can now surf the Web and send e-mails free of charge at these VIVA stores, and e-payment at the pump is also envisaged.

Successful year for the commercial business

The success of our wholesale and end-user business may be a less visible sign of OMV's expansion than the filling stations, but it is vital to profitable growth in Marketing. Thanks to the steady efforts of recent years, the commercial business made a major contribution to earnings. A growing number of commercial customers in the countries served by us value OMV products and services. The investment in the Rompetrol plant in Constanta, Romania has already had a positive impact on our commercial business, and will continue to do so.

B2B and B2C business benefited from strong **diesel fuel** demand. Despite the fiercely competitive trading environments in Hungary and Slovakia, volume growth was highly satisfactory. Overall sales by this business area were unchanged because of a downturn in **heating oil** sales.

The OMV distribution companies further expanded their shares of the wholesale and end-user markets in many countries in 2002. This applied to our shares of the transport fuel, aviation kerosene and lubricant markets, which progressed amid difficult market conditions and tough price competition.

Austrian **bitumen** sales prospered. Direct sales reached a new peak in the run-up to the termination of the third-party processing contracts.

The **aviation** business seized the leadership of the Austrian market – its largest – taking a share of over 25%.

We increased our share in the Austrian **lubricant** market which again contracted slightly. Special attention is being paid to marketing automotive lubricants to automobile showrooms and workshops. We again won world leading machine tool manufacturers as system partners for our industrial lubricants. Sales volume abroad was broadly unchanged, and again exceeded that in Austria.

Outlook for 2003

In 2003 R & M will be looking to use its new organizational and supply structures as a platform for further growth. Apart from integrating the acquisition from Deutsche BP AG of an interest in the BAYERNOIL refining network together with an additional 18% of the TAL pipeline as well as 313 filling stations, this will involve strict cost management. Another goal for the current financial year is maintaining our high quality standards wherever we operate.

Refining margins should improve slightly in comparison to 2002. The continued high level of crude prices – which are heavily influenced by political and economic uncertainties – is likely to put pressure on polymer margins.

Borealis

Borealis posted weak results as was to be expected in light of the market situation faced by the Company. Despite slow economic growth West European polyolefin demand grew by some 4% (see section on the economic climate in the Directors' Report). Prices and margins were down on the previous year.

Despite the deterioration in trading conditions as compared to 2001, the company's nine-quarter transformation program launched in the fourth quarter of 2000 bore fruit in a positive result of EUR 6 mn in 2002. Actions under the program have included the formation of two new business units, reshaping of the sales organization and sales processes, a realignment of the feedstock procurement etc.



The new Borouge plant in Abu Dhabi – a 40:60 joint venture with ADNOC (Abu Dhabi National Oil Company) – performed extremely well. Operation of both the cracker and the polyethylene plants was almost completely trouble free, and sales exceeded expectations. Process optimization work was performed in 2002 with a view to achieving a major improvement in profitability.

In April 2002 the first Borstar® polyethylene plant licensed to a third party came onstream in Shanghai, China.

The **outlook for the year 2003** includes completion of the nine-quarters transformation program, which is aimed at raising mid-cycle ROACE to 11%. Despite continued weak margins in the industry, the company anticipates a further improvement in results. OMV's share of Borealis' profits is reported under the financial items.



Gas.

At a glance in EUR mn	2002	2001	% change
Segment sales	1,483	1,438	3
Earnings before interest and tax (EBIT)	115	111	4
Capital expenditure	104	69	51
Return on fixed assets in %	23	24	(3)
Imports in bcm	6.20	5.89	5
Transmission capacity sold in bcm	39.43	37.70	5

Austrian gas market fully liberalized.

EconGas GmbH joint venture established as Austria's most significant gas provider.

Good results

Segment sales rose by 3% to EUR 1,438.11 mn as increased volumes compensated for lower average prices. **EBIT** grew by 4% to EUR 115.38 mn. Transportation earnings improved as the Gas business successfully managed to contain costs while marketing OMV's pipeline capacity. Clean EBIT was 3% up on the previous year at EUR 114.44 mn.

Gas market liberalization

The **Austrian Gas Act Amendment** opened the way for full opening of the Austrian gas market as of October 1, 2002. Since then all consumers have been free to choose their suppliers. All customers must be granted system access, and uniform use of system charges are payable regardless of the distance traveled by the gas. Austria's form of regulation makes it the front-runner in continental Europe in terms of market opening.

New structures

Liberalization has necessitated many changes in the gas industry's structure. Therefore, accompanying these changes OMV Erdgas GmbH was relocated to the floridotower building in Vienna. This has enabled the company's operations, which were previously spread around a number of locations, to be centralized at one site.

On December 18, 2002 OMV formed a new joint venture **EconGas GmbH** (www.econgas.com). OMV Erdgas GmbH holds 50% of the company and contributes OMV's international expertise. Our partners in EconGas are the regional gas companies BEGAS, EVN, Linz AG, OÖ Ferngas AG and WIENGAS, which will give the new line-up the benefit of their closeness to market. The company's core business is the direct marketing of natural gas to European industrial consumers with an annual consumption of over 500,000 cbm and the creation of a European marketplace for gas trading. Market development activities have commenced in the first quarter of 2003.

In January 2003 AGGM Austrian Gas Grid Management AG was established as a legally and organizationally independent company to act as the **East balance zone manager**. Its main function is that of managing gas flows, and providing gas to meet domestic demand and to provide for balance energy orders in the East balance zone. AGGM is also responsible for managing domestic transmission pipeline capacity and for long-term infrastructure planning.

Ownership structure EconGas GmbH


2.60% BEGAS
0.45% Linz AG
15.55% OÖ Ferngas
50% OMV Erdgas GmbH
15.70% EVN
15.70% WIENGAS

AGCS Austrian Gas Clearing and Settlement AG, in which OMV Erdgas GmbH holds an interest of about 20%, acts as the **clearing agent** for the East control area, offering surplus gas for sale and inviting bids for balancing energy required by suppliers. The bids are ranked by price, and forwarded anonymously to AGGM which buys and sells the gas accordingly.

Increased Supply sales volume

A cold winter and increased demand from electricity generators resulted in a 6% rise in **sales volume** to 7.03 bcm. As a result **import volume** expanded by 5% to 6.20 bcm. The market shares of the countries from which gas was imported remained constant with Russia supplying 82%, Norway 14% and Germany 4% of the total.

Gas imports in bcm


2002
5.09
0.88
0.23
2001
4.83
0.84
0.22
2000
5.00
0.72
0.19
0
1
2
3
4
5
6
Russia
Norway
Germany

Higher transmission sales

Commissioning of the first stage of the TAG Loop II project in October 2001 led to a 6%

increase in transportation capacity sales on the **North-South system** (Trans-Austria-Gasleitung and Süd-Ost-Leitung) to 29.57 bcm in 2002. The amount of gas shipped on the **East-West system** (Hungária-Austria-Gasleitung, West-Austria-Gasleitung and PENTA West) rose by 1% to 9.86 bcm. This trend chiefly reflected new transportation agreements governing shipments on the West-Austria-Gasleitung and PENTA West pipelines.

New storage services

The main function of our storage facilities is that of balancing seasonal fluctuations in gas demand. Surplus gas is stored in summer, and is drawn down in winter for heating. In order to exploit the new business opportunities presented by liberalization, new storage products were developed and will be introduced during the first quarter 2003.



During its first year as an independent entity the Gas business gained new insights into the costs and risks associated with storage. We were able to introduce more transparent cost allocation to OMV Erdgas GmbH.

OMV Cogeneration GmbH

The wholly owned subsidiary of OMV Erdgas GmbH takes part in consortia for plan-build-operate projects concerning industrial **combined heat and power plants with gas turbines** in Austria and abroad, as well as operating **district heating stations**. In 2002 OMV Cogeneration established a new subsidiary in Serbia-Montenegro, being now in the position to effectively work the market. In addition, it studied potential markets and add-on investments. The **wholesale activities** were spun off to EconGas GmbH.

Gas as a transport fuel

Gas is increasingly popular as an environmentally friendly alternative **transport fuel**. In Vienna gas powered vehicles are already being marketed as environmentally friendly taxis, and in the next two years a further 20 OMV compressed natural gas (CNG) filling stations are to be built in addition to the existing four.

Capital expenditure increased

In 2002 a total of EUR 104.30 mn were invested in the Gas segment. This 51% increase on 2001 was largely due to the TAG Loop II expansion project. A third, parallel pipeline is being laid between Baumgarten, Arnoldstein and Italy in three stages. The second stage of the project involved installing more compressors and adding 73 km to the 185 km laid in the first stage. Thus 258 km out of the planned 375 km of the TAG Loop II pipeline have been commissioned since January 2003.

Outlook for 2003

We expect the **regulation of domestic gas transportation** to reduce EBIT significantly. When the EconGas GmbH joint venture enters into effect, the earnings of the business operations contributed to OMV will cease being reported under EBIT and will be reported instead under the financial items. As a European gas specialist, **EconGas GmbH** will seek to defend its strong position in the Austrian business market while expanding existing activities in neighboring countries.

Gas Hub Baumgarten GmbH will auction gas released under commitments given when EconGas GmbH was formed. Further organizational adaptations as a consequence of the Austrian Gas Act Amendment will be evaluated – and if required also implemented – in the year 2003.

OMV Erdgas GmbH, BOTAS (Turkey), BULGARGAZ (Bulgaria), MOL (Hungary) and TRANSGAZ (Romania) have signed a cooperation agreement for a **feasibility study** on the construction of a gas pipeline from Turkey to Austria. The pipeline would further enhance Austria's important position as a transit country, and would contribute significantly to security of supply in Europe by adding an additional source of natural gas imports. Meanwhile, the feasibility of linking the TRANSGAS network in the Czech Republic with the Austrian gas grid is being investigated.

The third and final phase of the **TAG Loop II** project, under which the last 117 km to the Italian border are being laid, is under way, and is scheduled for completion by the end of 2006.



Chemicals.

At a glance in EUR mn	2002	2001	% change
Segment sales	469	440	7
EBIT	43	49	(12)
Capital expenditure	49	38	28
Return on fixed assets in %	14	17	(15)
Urea and melamine sales in mn t	0.28	0.24	19
Plant nutrient sales in mn t	1.11	0.97	14

OMV's share of the world melamine market reached over 16%. Further strong growth due to new melamine capacity, additional sales branches and innovative products.

Weak economy reflected in declined EBIT

Segment sales were up by 7% to EUR 469.06 mn despite the weak world economy. This positive performance was chiefly due to double-digit growth in melamine and plant nutrient sales volume growth.

EBIT for the year under review fell by 12% to EUR 42.75 mn due to lower overall product prices. Clean EBIT (i. e. before one-time gains on the disposal of real estate) decreased by 21% to EUR 36.18 mn.

Record melamine sales volume achieved

The Agrolinz Melamin Group is a global player in the melamine market. Despite the poor economic environment in 2002, **melamine consumption** rose by almost 5% in Europe and by some 8% in the US.

In 2002 Agrolinz Melamin boosted its **melamine** sales by 51% by launching a major drive to develop its new North American and Asian target markets and by acquiring new customers. The Company is the European market leader, with a market share of 28%, and it has expanded its share of the world melamine market from 12% to 16% in the year under review.

Melamine prices were down on the previous year due to slow economic growth. Despite this, more than one third of the Agrolinz Melamin Group's revenues were generated through melamine sales in 2002. Plant nutrients accounted for more than 40% of overall sales.

Sales
by business unit


4% Animal feed supplements
42% Plant nutrients
17% Services and others
37% Melamine/ urea



New melamine plant under construction in Germany

In a move to extend its global footprint Agrolinz Melamin Deutschland GmbH has begun construction of a new melamine plant in Wittenberg, Germany. The plant will be built by a joint venture between Agrolinz Melamin and SKW Stickstoffwerke Piesteritz. Total cost of this investment is just under EUR 130 mn. Our current melamine capacity is 130,000 t/year. The new facility, which is due to come on-stream in 2004, will consist of two units with a combined annual capacity of 80,000 t.

Breakthrough for melamine sales in North America and Asia

The opening of the Agrolinz Melamin North America Inc.'s Chicago office has paved the way for long-term development of the North American melamine market. In the first year of operations in the USA market share jumped from 2% to around 10%.

Our share of the Asian melamine market stands at around 5%. Agrolinz Melamin has now established itself as the clear market leader in Thailand, one of the region's largest melamine markets. This year we also gained a foothold in Australia and New Zealand.

Research and process optimization

Optimization of the new melamine process initiated in 2001 was successfully completed during the year under review. People from the production department, R & D staff and the project team cooperated very closely. The latest technical advances resulting from these intensive information exchanges were implemented during the maintenance shutdown at the Linz plant during the fall of 2002.

The development of new melamine applications will play a key role in generating future earnings. Around 5% of sales revenues are being ploughed back into R & D activities which will be focused on developing new quality products.

Reduction of plant nutrient production costs

The cost base of our plant nutrient production operations is internationally competitive.

During the year under review some EUR 22 mn was invested in plant optimization aimed at further cost reductions. In spite of unfavorable market conditions in Europe and lower demand caused by the floods in August 2002, this investment was necessary in order to ensure that production targets were met. The project also resulted in improved product quality and a significant reduction in emissions during the production process.

Demand for calcium-ammonia nitrate and multinutrient fertilizers in Europe was up year on year in the first half of 2002. At the end of June, the end of the financial year for fertilizers, European inventories of both product groups were well below their levels of the two previous years.

Nitrogen and multinutrient fertilizer **prices** fell in 2002. Sliding world urea prices put pressure on calcium-ammonia nitrate prices in the spring of 2002. As a result, by July 2002 the average price of calcium-ammonia nitrate was markedly below 2001 levels.

The fertilizer business goes online

The www.agrolinz.com website has been revamped. Agrohit is the first ever fully integrated e-commerce solution in the European fertilizer industry. This real time service, available at www.agrohit.at offers customers improved order processing and services without entailing any additional spend on IT equipment.

The main aim is to enhance efficiency by including everyone – agricultural merchants, warehouses, shippers and farmers – in the distribution process.

Polyfelt hit by construction slump

The difficult overall market environment in the civil engineering industry impacted the Polyfelt Group's core **geotextiles** business. In the first half of 2002 a large number of planned infrastructure projects in Europe and Asia were postponed or canceled. Demand recovered slightly in the second half of the year under review.

The performance of **geosynthetic products**, the Polyfelt Group's other line of business, was encouraging. This product group posted double-digit growth, though it still accounted for only around 14% of group sales. Investment in knitting technology, already undertaken in Asia and due to begin in Europe in 2003, will help drive our geosynthetics activities forward.

Outlook for 2003

Melamine supply and demand are currently well balanced, and the economic upturn expected in the course of 2003 should fuel demand and a positive price trend. We are setting up a sales company in Singapore in 2003 to help develop the rapidly growing Asian market.

The West European **plant nutrients** market is declining by around 0.2% per year. By contrast sales volumes in Central and Eastern Europe are growing at an annual rate of approximately 2%. The fact that urea prices have been rising steadily since autumn 2002 and that inventories have shrunk substantially since last year suggests a good spring season, with higher prices and improved demand.

The outlook for **geotextiles** is once again poor due to the difficult situation facing the European and Asian civil engineering industries. However, our activities in Central and Eastern Europe and Eurasia will help to counterbalance poorer performance in other regions. Polyfelt will open further sales offices in the Czech Republic and in India in 2003. The installation of a knitting machine for manufacturing reinforcement products is expected to stimulate further growth in the geosynthetics business in the second half of 2003.

Group financial condition in EUR mn	2002	2001	2000
Sales (excluding petroleum excise tax)	7,079	7,736	7,455
Earnings before interest and tax (EBIT)	495	610	491
Net income for the year	322	382	323
Net cash provided by operating activities	581	786	611
Capital expenditure	675	452	669
Personnel as of December 31	5,828	5,659	5,757

Despite the difficult economic backdrop the Company returned respectable results in 2002. The main feature of financial was our preparations for self-financed growth and acquisitions, which took place against a challenging economic backdrop. The earnings position steadily improved as the year progressed, as both refining margins, and oil and gas prices recovered.

Although net income for 2002 fell short of the record profits posted in 2001, OMV matched the result for 2000 – the second-best in its history. At EUR 494.76 mn EBIT was 19% down on 2001, while net income for the year of EUR 322.19 mn was 16% lower. A marked fallback in earnings had already been seen in the fourth quarter of 2001, and EBIT bottomed out in the first quarter of 2002. While results rebounded strongly in the second and third quarters, they were still well below the previous year's levels. A good deal of the lost ground was made up in the fourth quarter.


36

However, this was only possible because of the steps taken in recent years to improve the underlying profitability of the business, and we had little help from market conditions, particularly as far as R & M was concerned. The refining business was especially hard hit by the extremely tight margins on bulk and petrochemical products. The lowest bulk refining margins for over ten years have brought lower earnings across the entire industry. Particularly in the first half of 2002, collapsing refining margins had a significant negative impact on our overall earnings. In E & P output increased by 7% due to the linking of new fields into production systems and to acquisitions. This upward trend was mirrored in each set of quarterly segment results. EBIT rose by around 4% in the Gas segment but dropped by some 12% in the Chemicals business.

The return on capital tracked profits. Return on average capital employed (ROACE) fell from 14% to 11% in 2002, return on fixed assets (ROfA) from 20% to 16%, and return on equity (ROE) from 18% to 14%.

During the year under review there were major changes in the gas business. The Gas segment was spun off in 2001 to make it easier for the Gas business to meet the challenges of market liberalization. This opened the way for the joint venture agreement establishing EconGas GmbH, concluded towards the end of 2002, which was a milestone in the history of the Austrian gas market. As of 2003 EconGas GmbH will run our gas wholesaling activities, which have been bundled with those of other Austrian gas supply companies, as well as our gas import business (see Note 29).

Earnings before interest and tax (EBIT)

In the **Exploration and Production (E & P)** segment a small decrease in oil production was more than compensated for by higher gas output. Volume growth and fewer one-time charges meant that, despite the decline of the USD/EUR exchange rate, EBIT registered a year-on-year decline of only EUR 16.83 mn, to EUR 256.14 mn.

EBIT in **Refining and Marketing (R & M)** fell by 44% to EUR 124.73 mn. This was mainly due to the erosion of refining margins. Margins improved steadily in the second half of the year. While sales volumes fell slightly in the refining business, they rose by 3% in the marketing operation, mainly as a result of increased forecourt sales.

In the **Gas** segment a combination of cost savings, higher volumes and relatively constant margins enhanced EBIT by EUR 4.84 mn to EUR 115.38 mn. In the gas storage business volumes and in the supply business margins were down on 2001. Increased expenses amounting to EUR 14.90 mn due to a rise in the Group internal storage fee were offset by reversal of a provision and by the refunding of storage charges related to third-party facilities.

Earnings before interest and tax (EBIT) in EUR mn	**2002**	**2001**	**2000**
Exploration and Production (E&P)	256	273	320
Refining and Marketing including petrochemicals (R&M)	125	223	79
Gas	115	111	105
Chemicals	43	49	36
Corporate and Other (Co&O)	(44)	(46)	(49)
OMV Group	**495**	**610**	**491**

In the **Chemicals** segment marked volume growth failed to offset the sharp fall in sales prices, and the decline in earnings was exacerbated by the rise of the euro against the dollar. EBIT was down by 12% to EUR 42.75 mn.

In the **Corporate and Other (Co&O)** segment negative EBIT of EUR 44.23 mn represented a year-on-year improvement of EUR 1.47 mn.

The earnings losses caused by the tight margins of the first few months of 2002 highlighted the importance of taking further action to safeguard our long-term competitiveness and improve our cost base. In addition to short-term cost reduction measures we decided to launch personnel reduction programs similar to those of previous years, and have formed EUR 25 mn in additional provisions for these. There were no major personnel restructuring expenses in 2002, whereas in 2001 separation expenses net of the reversal of provisions amounted to EUR 43.61 mn.

As in the previous year, in 2002 losses were incurred on investments in securities to cover pension commitments under defined benefit plans. In principle, OMV is obligated to make catch-up payments to the pension fund to cover funding shortfalls in connection with defined benefit pension commitments to pensioners and older employees. An obligation to make top-up payments amounting to EUR 26.99 mn was recognized as a liability. In 2001 EUR 23.21 mn was allocated to provide for these defined benefit pension obligations, but this chiefly went into long-term provisions, and only a small portion was used for catch-up payments. Due to a change in the accounting treatment of the turnover of raw materials and supplies (see Note 2 b and 6) earnings of EUR 12.63 mn were recognized in the year under review; in 2001 a change in the method of valuing safety equipment resulted in a charge of EUR 6.56 mn.

The **main significant after balance sheet date events** were two major acquisitions. The conclusion of an agreement with Preussag Energie GmbH to acquire its international upstream activities, and the acquisition of substantial downstream activities in OMV's core market from Deutsche BP AG in early 2003 represented significant steps forward for our growth strategy (see Outlook).

The acquisition of a total of 72 filling stations in Bavaria and Saxony (Germany) in the summer of 2002 took effect at the start of 2003, and is thus not reflected in the 2002 income statement.

Summarized income statement in EUR mn	**2002**	**2001**	**2000**
Sales (excluding petroleum excise tax)	7,079	7,736	7,455
Direct selling expenses	(102)	(97)	(85)
Production cost	(5,913)	(6,480)	(6,255)
Other operating income	107	86	86
Selling and administrative expenses	(460)	(414)	(404)
Exploration, and research and development expenses	(84)	(87)	(68)
Other operating expenses	(132)	(134)	(236)
Earnings before interest and tax (EBIT)	**495**	**610**	**491**
Financial items	(21)	(40)	(38)
Income from ordinary activities	474	570	453
Taxes on income	(152)	(188)	(130)
Net income for the year	**322**	**382**	**323**

Earnings

OMV is an integrated oil company which is heavily weighted towards the downstream, and the R & M segment is thus the largest contributor to Group sales. Oil produced in the E & P segment is either processed at Group refineries or marketed by R & M (Supply and Trading). The R & M business is predominantly margin driven. Wide fluctuations in crude prices and in the US dollar exchange rate frequently result in sharp rises or falls in both sales and production costs, such that the impact on earnings is hard to forecast. Unlike many other industries, the oil and gas industry is one in which order backlog is of little relevance as a performance indicator.

Group sales by segments


7% Chemicals
3% E & P
21% Gas
69% R & M

Consolidated sales excluding petroleum excise tax dropped by EUR 656.98 mn to EUR 7,079.40 mn, mainly reflecting movements in prices. This was the reason for the 12% year-on-year fall in the sales of the **R & M** segment to EUR 4,923.04 mn. Nevertheless, R & M remained the principal contributor to Group sales, generating EUR 4,920.44 mn or 69% of the total (2001: EUR 5,578.28 mn or 72%). The **E & P** segment recorded a 4% drop in sales to EUR 733.90 mn. After elimination of intra-group sales (crude and gas) of EUR 531.53 mn, E & P's contribution to consolidated sales was EUR 202.37 mn (2001: EUR 288.69 mn) or 3% of the total (2001: 4%). Sales increased by 3% to EUR 1,483.11 mn in the **Gas** segment, mainly as a result of higher sales volumes. The contribution of the Gas segment to Group sales, net of intra-group sales to refineries, was EUR 1,473.97 mn (2001: EUR 1,421.48 mn), this represented an increase in the segment's relative contribution from 18% to 21%. The contribution of the **Chemicals** segment increased by 7% to EUR 469.06 mn, largely as a result of increased sales volume. Selling prices were significantly down on the previous year. The segment's contribution to consolidated sales increased to EUR 468.44 mn, for a 7% share of the total (2001: EUR 439.31 mn or 6%).

Austria retained its position as the largest of the Group's **geographical markets** with sales of EUR 4,023.45 mn or 57% (2001: EUR 4,473.72 mn or 58%). The EUR 450.27 mn drop in Austrian revenue was mainly attributable to lower prices. Despite falling prices OMV Deutschland GmbH reported a EUR 44.90 mn increase in revenue in Germany to EUR 907.11 mn, lifting that market's share of total sales from 11% to 13%.

The largest increase came in sales to Central and Eastern Europe which climbed by EUR 63.65 mn to EUR 1,470.39 mn, due to higher volumes and prices. With the exception of the Czech Republic sales grew in every country. This geographical segment's contribution to the total rose by three percentage points to 21%.

By contrast, sales to the rest of the EU were down by EUR 350.42 mn to EUR 317.81 mn. This decline was chiefly due to a reduction in oil trading volume and cut this geographical segment's contribution from 9% to 4%. The EUR 19.25 mn gain in sales to the rest of Europe to EUR 210.31 mn (advancing the contribution to the total for this geographical segment from 2% to 3%) was chiefly driven by higher exports by OMV Deutschland GmbH to these markets. Sales to the rest of the world recorded a EUR 15.91 mn year-on-year increase to EUR 150.33 mn. The contribution of this geographical segment remained unchanged at 2%.

Direct selling expenses which chiefly relate to third-party outgoing freight charges rose by EUR 4.91 mn to EUR 101.97 mn due to volume growth.

Merchandise and fixed and variable costs that can be allocated to sales are reported under **production cost**.

The decrease in production cost of EUR 566.44 mn to EUR 5,913.55 mn was mainly a reflection of the lower annual average price level.

Other operating income relates to gains on the disposal of assets, exchange gains and the reversal of provisions amounting to EUR 47.79 mn (2001: EUR 23.74 mn), as well as income from subsidies, trade discounts, licenses and the reversal of valuation allowances and other similar income amounting to EUR 59.37 mn (2001: EUR 62.12 mn). The increase of EUR 21.30 mn to EUR 107.16 mn is attributable to the reversal of provisions for a long-term sales obligation, for non-delivery by suppliers which was found to be too high, and for soil restoration.

Selling expenses rose by EUR 16.15 mn to EUR 297.29 mn due to increased sales volume in Bulgaria, the Czech Repubic, Hungary, Romania and Slovakia. **General administrative expenses** rose by EUR 29.26 mn to EUR 162.85 mn, largely in consequence of modifications to invoicing methods. In 2001 group services amounting to EUR 19.8 mn and EUR 6.3 mn, disclosed under production cost and selling expenses respectively, were reported as general administrative expenses in 2002.

Group sales by regions


4% Rest of EU
21% East Central Europe [1]
13% Germany
3% Rest of Europe
2% Rest of the world
57% Austria

[1] Bosnia-Herzegovina, Bugaria, Croatia, Czech Republic, Hungary, Romania, Serbia-Montenegro, Slovakia, Slovenia

Exploration and **research and development expenses** fell by EUR 3.09 mn to EUR 83.95 mn. The decrease in exploration expenses of EUR 5.33 mn to EUR 61.14 mn mainly reflected lower spending in Austria, Australia, Libya and Sudan; exploration expenses increased in Pakistan, the UK and Vietnam. Research and development (R & D) expenses rose by EUR 2.24 mn to EUR 22.81 mn due to a build-up in development activities in the Chemicals segment; the research and development spend in the Refining and Marketing segment declined.

Other operating expenses of EUR 132.19 mn were EUR 1.58 mn lower than in 2001. This item chiefly concerns a provision of EUR 25 mn for personnel reduction programs and EUR 26.99 mn in catch-up payments to the pension fund cover funding shortfalls (2001: personnel restructuring programs and additional allocations to pension funds of EUR 58.18 mn).

The **financial items** show net expenses of EUR 20.89 mn (2001: EUR 39.94 mn). The EUR 19.05 mn improvement is due to a EUR 12.97 mn increase in income from investments and a EUR 8.52 mn reduction in net interest expense including income from securities; the balance of other financial items worsened by EUR 2.44 mn. **Income from investments** amounted to EUR 18.74 mn (2001: EUR 5.77 mn) of which EUR 16.40 mn (2001: loss of EUR 1.96 mn) arose from to the valuation of associated companies at equity. Investments in the Gas segment were chiefly responsible for this increase in income. The Borealis Group, which made a heavily negative contribution in 2001, returned to profit in the year under review. OMV Istrabenz almost broke even in the year under review, having made a negative contribution in 2001; the effects of a writedown were in part offset by the part-reversal of a provision for contingent liabilities. **Net interest expense** improved to EUR 33.16 mn due to lower interest rates (2001: EUR 41.68 mn). Interest and similar expenses fell by EUR 16.34 mn to EUR 68.11 mn, while interest receivable including income from securities only declined by EUR 7.82 mn to EUR 34.95 mn. The interest expense arising from pension obligations, recorded under interest expense, amounted to EUR 33.80 mn (2001: EUR 34.85 mn).

Taxes on income decreased by EUR 36.37 mn to EUR 151.69 mn. Despite lower earnings current income taxes rose by EUR 0.33 mn to EUR 154.68 mn, mainly as a result of tax expense carried over from previous periods. **Deferred taxes** reflected the capitalization of substantial deferred tax assets related to the tax-free reversal of provisions for severance payments in Austria, offset by deferred tax expenses in approximately the same amount arising from a tax increase in the UK (catch-up effect) and a valuation allowance for capitalized tax-loss carry forwards in respect of an impending change in Australian taxation. In all, deferred tax credits of EUR 2.99 mn were recognized for 2002, compared to deferred tax expense of EUR 33.71 mn in 2001. The effective tax rate fell to 32% by one percentage point compared with the previous year.

Capital expenditure

Capital expenditure increased by almost 50% to stand at about EUR 675 mn, due to acquisitions (2001: EUR 451.91 mn). In the **E&P** segment capital expenditure increased by EUR 94.54 mn to EUR 226.85 mn, this largely reflected the acquisition of stakes in oil fields offshore New Zealand and in UK waters as well as field development projects in Pakistan, the Australian and UK offshore.

The EUR 91.00 mn boost in capital expenditure in **R&M** to EUR 281.63 mn chiefly arose from the acquisition of small filling station chains in the Czech Republic and Slovakia, entry to the Serbia-Montenegro market, and the purchase of a 25.1% interest in The Rompetrol Group. The acquisition of a total of 72 filling stations in Bavaria and Saxony was finalized in 2002 but will only be reflected in the consolidated financial statements when the transaction takes effect at the start of 2003. Apart from acquisitions, investment was channeled to the expansion and modernization of existing filling station networks and quality enhancement for products and processes at the refineries.

In the **Gas** segment, with capital expenditures of EUR 104.30 mn, the main area of investment was the TAG Loop II transmission pipeline expansion project. In **Chemicals** capital expenditure rose by 28%, to EUR 49.05 mn, due to the commencement of construction of a melamine plant in Wittenberg, Germany.

Assets and liabilities

Total assets increased by EUR 377.24 mn to EUR 6,148.78 mn, chiefly as a result of expansion programs and acquisitions, but albeit to a lesser extent due to increased inventories of petroleum products.

The fixed assets ratio remained unchanged at some 69%. The unchanged ratio of fixed assets to net worth of 56%, and the slight fall from 109% to 106% when long-term debt is taken into account, demonstrates that OMV's balance sheet structure has remained highly stable. Additions of EUR 725.39 mn to **fixed assets** exceeded disposals of EUR 57.08 mn and depreciation of EUR 346.84 mn by EUR 322.79 mn. The acquisition of a filling station business in Slovakia and the consolidation of OMV – JUGOSLAVIJA d.o.o. added EUR 11.34 mn to fixed assets. Fixed assets were down to EUR 62.78 mn as of balance sheet date, mainly as a result of the falls in the US and Australian dollar exchange rates to the euro.

Net current assets – defined as inventories, accounts receivable, prepaid expenses and deferred charges amounting to EUR 1,540.14 mn (2001: EUR 1,428.90 mn) less liabilities (excluding financing) and deferred income (excluding tariff prepayments) of EUR 1,281.90 mn (2001: EUR 1,266.39 mn) – increased by EUR 95.74 mn over the previous year. Of the increase in funds tied up in working capital, EUR 73.08 mn relates to mandatory crude oil and petroleum product inventories held in Austria, the levels

Capital expenditure in EUR mn	**2002**	**2001**	**2000**
Exploration and Production (E&P)	227	132	86
Refining and Marketing including petrochemicals (R&M)	282	191	277
Gas	104	69	91
Chemicals	49	38	36
Corporate and Other (Co&O)	13	22	180
Total capital expenditure	**675**	**452**	**669**
+/– Changes in the consolidated Group, results of equity consolidated affiliates and restructuring	17	30	3
+ Securities held as fixed assets and loans	33	33	31
Additions to fixed assets as shown in statement of fixed assets	**725**	**515**	**703**
+/– Currency translation and adjustments	(73)	(33)	(29)
+ Acquisition of affiliated companies	20	—	—
Investments in fixed assets as shown in statement of cash flows	**672**	**481**	**674**

Summarized balance sheet in EUR mn	**2002**	**%**	**2001**	**%**
Fixed assets	4,254	69	3,983	69
Inventories	459	7	386	7
Accounts receivable, other assets, prepaid expenses and deferred charges	1,081	18	1,043	18
Cash in hand, checks and cash at bank	214	4	229	4
Deferred taxes	141	2	131	2
Stockholders' equity	2,411	39	2,248	39
Provisions	1,118	18	1,052	18
Long-term special financing	6	0	1	0
Amounts due to banks	673	11	605	11
Accrued restoration costs	228	4	222	4
Other liabilities and deferred income	1,713	28	1,644	28
Total assets/liabilities	**6,149**	**100**	**5,772**	**100**

of which are based on import volumes in the previous year. The latter were heavily influenced by sales to foreign motorists coming to Austria in search of cheaper gasoline, and by reclassification of third party processing volumes. Accounts receivable, prepaid expenses and deferred charges increased by EUR 38.16 mn, and taking into account reclassification of a loan receivable of EUR 24.05 mn fixed assets rose by EUR 62.21 mn. Accounts receivable increased (thereof Chemicals EUR 25.16 mn; R&M EUR 14.01 mn; Gas EUR 6.57 mn), whereas liabilities and deferred income excluding tariff prepayments in total rose by only EUR 15.51 mn (thereof Chemicals EUR 11.47 mn).

There were marked increases in other tax liabilities (mostly petroleum excise tax and VAT), which rose to EUR 18.02 mn, and in payments received on account in the gas business, which rose to EUR 16.25 mn. Other liabilities include EUR 26.39 mn in obligations to make catch-up payments to the pension fund. Other liabilities nevertheless fell by EUR 28.19 mn owing to ongoing disbursements under staff reduction programs of previous years and to the final transfer of pension entitlements of active employees of OMV Aktiengesellschaft to the pension fund. Accounts payable from trade recorded a slight increase of EUR 7.68 mn. *There was a net increase of EUR 1.76 mn in* accounts payable to affiliates, social security liabilities and deferred income. Tariff prepayments and customer financing of gas pipelines are reported under deferred income. The increase of EUR 56.24 mn mainly relates to borrowing to finance the TAG pipeline expansion project, less current tariff payments.

Cash in hand, checks and cash at bank fell by

securities of EUR 22.14 mn and increase in cash at bank of EUR 6.86 mn) while **deferred taxes** rose by EUR 9.92 mn (EUR 2.99 mn in deferred tax credits and EUR 6.923 mn from an income neutral USD translation effect).

There was an overall increase of EUR 65.54 mn in **provisions**, to EUR 1,117.77 mn, EUR 28.92 mn of this being accounted for by higher provisions for taxes on income. Provisions for severance payments and pensions rose by EUR 22.81 mn. Pension provisions increased by EUR 13.49 mn due to the reclassification of benefit obligations amounting to EUR 21.40 mn which were reported under other personnel provisions in 2001. As a result, other personnel provisions rose by only EUR 0.80 mn, despite the allocation of EUR 25.00 mn to a provision for personnel reduction programs. Other provisions as a whole were up by EUR 13.01 mn, owing to provisions for insurance claims (reinsurance business) and an increase in the provision for the compulsory storage of oil reserves.

Balance sheet structure in EUR million


6,000
5,000
4,000
3,000
2,000
1,000
0
5,834
5,772
6,149
3,929
3,983
4,254
2,411
2,064
2,074
2,114
1,905
1,802
1,449
1,895
1,624
2000
2001
2002
Fixed assets
Current assets
Stockholders' equity
Long-term liabilities

Interest-bearing loans from non-banks are disclosed under **long-term special financing**. Amounts due to banks rose by EUR 68.29 mn to EUR 673.26 mn. Taking EUR 24.68 mn in income neutral translation differences in respect of foreign currency loans (mainly USD denominated loans) into account, net borrowing increased by EUR 92.97 mn.

Gearing ratio

Capital expenditure exceeded self-financed investment, leading to an increase in amounts due to banks. As of December 31, 2002 long and short-term borrowings were EUR 679.22 mn (2001: EUR 605.99 mn), and current financial assets totaled EUR 201.68 mn (2001: EUR 220.10 mn). **Net debt** thus increased by EUR 91.65 mn to EUR 477.55 mn. As of the end of 2002 the gearing ratio, defined as net debt divided by stockholders' equity, was 20% (2001: 17%).

Gearing ratio



(500)
0
500
1,000
1,500
2,000
2002
(478)
2,411
2001
(386)
2,248
2000
(558)
0%
5%
10%
15%
20%
25%
30%
35%
Equity in EUR million
Net debt in EUR million
Gearing ratio in %

Cash flows

At EUR 580.64 mn **net cash provided by operating activities** was 26% down on 2001. Of this decline, EUR 97.71 mn resulted from the adjustment of net income to reflect cash neutral expenses and income.

In the reconciliation of net income and cash flows for 2002, EUR 2.99 mn in non-cash deferred tax income required a downward adjustment, whereas in 2001 deferred tax expense of EUR 33.71 mn had necessitated an upward adjustment. Movements in long-term provisions led to an upward adjustment of EUR 16.90 mn for non-cash expenses, following a downward adjustment of EUR 4.55 mn in 2001. Recognition of non-cash income from OMV's share of the profits of associated companies accounted for at equity net of dividends received resulted in a downward adjustment of EUR 5.18 mn in 2002; in 2001 expenses of EUR 10.83 mn were added to cash flow. The depreciation components of tariff prepayments and subsidies are written to net cash provided by financing activities (repayments) and deferred income, and adjusted in the reconciliation of net income and cash flows. The adjustment for 2002 amounted to EUR 47.30 mn, compared to EUR 39.68 mn in 2001. Other adjustments (depreciation, write-ups, gains from the disposal of fixed assets, etc.) together increased cash flow by EUR 335.75 mn – only EUR 0.61 mn more than in 2001.

Cash flows from changes in funds tied up in working capital were EUR 107.91 less than in the previous period. Cash tied up in working capital declined by EUR 69.18 mn in the course of 2001, whereas it increased by EUR 38.73 mn in 2002 due to higher inventories and accounts receivable, only part of which were financed by supplier credit and unpaid taxes on income.

Investment outflows were EUR 692.70 mn (2001: EUR 481.91 mn) while proceeds from disposals were EUR 71.07 mn (2001: EUR 62.45 mn). The cash outflow from investing activities increased to EUR 621.63 mn (2001: EUR 419.46 mn). In 2002 investments and dividend payments exceeded net cash provided by operating activities. As a result debt increased while cash and cash equivalents were broadly unchanged; in the previous period the debt load was reduced.

Cash flows
in EUR million



2002
581
58
2001
786
(302)
2000
611
(76)
(100)
0
100
200
300
400
500
600
700
from operating activities
from investing activities
from financial activities

Net cash provided by financing activities shows an EUR 122.08 mn increase in long-term borrowings (2001: EUR 142.22 mn) and EUR 0.20 mn in repayments of long-term debt (2001: EUR 103.64 mn). Short-term debt rose by EUR 70.14 mn, following a decrease of EUR 215.91 mn in 2001. Liquidity was reduced by dividend payments of EUR 118.19 mn (2001: EUR 117.33 mn) and the transfer of EUR 16.63 mn in pension obligations to an external pension fund (2001: EUR 10.05 mn).

Results according to US GAAP

The main reasons for the divergence between net income and stockholders' equity as reported under US GAAP and ACC are the differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation, and for the timing of the recording of transactions. Net income under US GAAP was EUR 301.44 mn (2001: 388.51 mn) – EUR 17.10 mn lower than the ACC result (excluding minorities) whilst in 2001 US GAAP net income exceeded ACC by EUR 9.31 mn.

In the past, changes in valuation methods and in the assumptions upon which valuation is based, leading to differences between US GAAP and ACC, have necessitated various cumulative retroactive adjustments. The prolongation of the useful lives of processing plants in the R & M segment, and the changeover from the provision to the component depreciation method have resulted in adjustments under US GAAP to take account of increased depreciation bases. Due to a change in the treatment of goodwill under US GAAP in 2002, net income was increased by the reversal of EUR 6.21 mn in goodwill amortization under ACC (see Notes 32 and 35). During the year under review there was a change in the method of accounting for materials and supplies which let to cumulative catch-up effects whereas US GAAP required prospective treatment; the downward adjustment in the pre-tax result amounted to EUR 10.11 mn (see Note 47). In the year under review changes in the useful lives of fixed assets and the method of depreciation resulted in overall charges of EUR 35.24 mn (2001: EUR 38.52 mn) and concerning differences from the change in acounting principles of EUR 10.70 mn (2001: EUR 1.24 mn), respectively.

The different treatment of E & P's fixed assets under US GAAP (see Note 33) increased income by EUR 1.16 mn (2001: EUR 11.21 mn)

The differing methods for calculating provisions for severance, pension and jubilee payments, and separation expenses increased net income under US GAAP by EUR 31.88 mn (2001: EUR 34.03 mn) as compared to ACC; EUR 26.99 mn (2001: EUR 23.21 mn) of this amount related to the recognition of funding shortfalls and catch-up payments under ACC.

The rules for accounting for provisions are more restrictive under US GAAP than under ACC (see Notes 37 and 38). The provisions set up for staff reduction plans under ACC were reversed in the US GAAP reconciliation. Because of this, the amount reported for expenses for personnel reduction programs in the US GAAP reconciliation statement for 2002 is EUR 22.93 mn lower than in the ACC income statement (2001: EUR 23.15 mn higher).

The measurement of derivative instruments at fair value at balance sheet date under US GAAP reduced net income by EUR 30.96 mn (2001: positive difference of EUR 18.17 mn; see Note 41). A large part of this amount reflects the gains of income recorded in 2001.

Since the full recognition of deferred taxes in the ACC presentation, adjustments to deferred taxes in the reconciliation have related only to the effects of the US GAAP adjustments.

Net income and stockholders' equity
(ACC and US GAAP) in EUR million


2,800
2,400
2,000
1,600
1,200
800
400
0
450
400
350
300
250
200
150
100
50
0
1,968
2,117
2,248
2,345
2,411
2,465
2000
2001
2002
ACC:
Stockholders' equity
Net income
US GAAP:
Stockholders' equity
Net income

Risk management

OMV is an integrated international oil group with activities in the chemical industry

Its operations extend from oil and gas exploration and production (E&P), and processing (Refining) through to trading and marketing (Supply, Marketing, Gas, Chemicals and Plastics).

OMV takes the view that in the long term some of the risks associated with the downstream business are counterbalanced by opposite developments in the upstream operations. However, the effects of integration in the sense of opposing industry risks are often lagged, and may be altogether absent in the short run. Hedging instruments are therefore used to lock in oil production revenue and procurement prices, and refining margins. The Group's commodity risk management operations, which are centralized in Treasury, are aimed at maintaining earnings at a high level (see Note 26). With the exception of a few project related hedges no derivative instruments are used for direct financial management (interest and exchange rates) because of the balanced structure of the Group's risks.

Outlook for 2003



Initial progress towards achieving the Group's stated aim of doubling its size by 2008 will be visible in 2003. The main drivers of Group financial performance – oil and gas prices, refining margins and exchange rates, etc. – will however be particularly unpredictable this year because of their exceptional volatility. The high **crude oil prices** seen at the start of 2003 stemmed from the instability of the international political situation. The position should become clearer by the second half of the year, meaning that crude oil prices will recede to considerably lower levels. We therefore anticipate similar average crude prices to 2002. The effect on earnings will be counteracted by the slide in the **US dollar exchange rate.** The rise of the euro gathered pace at the start of 2003, and is reflected in our financial planning assumptions for the year as a whole.

The acquisition of Preussag Energie GmbH's international **E&P** business from TUI AG should add some 20,000 bbl/d to our output in 2003. This, and other projects that are already in the pipeline, will mark a major step towards our growth targets. However, the contribution to earnings for 2003 will depend heavily on crude price trends, which are virtually impossible to assess at present. The deal is expected to be closed in mid-2003, although the terms of the agreement and ACC accounting rules mean that consolidation will be from January 1, 2003.

At the start of February we announced the acquisition from Deutsche BP AG of 313 filling stations in Germany, Hungary and Slovakia, as well as a 45% interest in the BAYERNOIL refining network, and an 18% holding in the TAL oil pipeline. The transaction will extend our market leadership in Central and Eastern Europe. The positive impact on earnings should begin to be seen in the second half of 2003. Expansion of the **Marketing** business will continue in 2003. The **Refining** business posted a significant improvement in the final quarter of 2002 as compared to the first half, and this trend persisted into the initial weeks of 2003. Due to the extent of the current price volatility it is very difficult to make any firm predictions for margins, but we see them improving on 2002.

The impact of the termination of third party processing contracts in 2002 will be noticed in 2003. Apart from coordinating sales of mineral oil products to the former customers, we will have to increase the volumes held as compulsory storage requirements.

The presentation of the results of the **Gas** segment for 2003 will be changed by the new corporate structure which became effective at the start of the year. The earnings generated by the operations which have been brought into a joint venture will no longer appear under EBIT and will instead be reported as part of the financial items. The deregulation of the Austrian gas transportation market, which necessitated reorganization of the gas business, is also likely to decrease EBIT. Despite facing a more difficult business environment, particularly with regard to high gas prices, the **Chemicals** segment is likely to return a similar result to last year's. Owing to the gloomy economic climate, profits from our **Borealis** investment are unlikely to improve until mid-2003 at the earliest.

Taking all these trends together, we currently expect EBIT and net income for the year to improve, as bulk refining margins should improve.

At the start of 2002 an **investment budget** of approximately EUR 2.7 bn was announced for the period through 2004. Our capital expenditure plans are aimed at doubling the size of the Group's up and downstream businesses by 2008, as compared to 2001. We currently expect the investment budget for the three-year period through 2005 (excluding further acquisitions) to be of the same order as the present one; a large part of the budget for the year has already been consumed by the two aforementioned acquisitions at the start of 2003.

The planned acquisitions will be financed from cash flow and debt. In 2003 Group gearing – the debt-equity ratio – will exceed the long-term average of 30% we are targeting, but management remains committed to reaching this goal in the medium-term.

Despite our aggressive growth strategy our medium-term financial performance targets, e.g. a 3% spread between ROACE and the weighted average cost of capital (WACC), remain in place. This is the framework within which management will take the decisions needed to ensure that OMV stock remains an attractive investment.

Vienna, March 7, 2003

The Executive Board



Wolfgang Ruttenstorfer
Chairman



Gerhard Roiss
Deputy Chairman





David C. Davies



Helmut Langanger

Accounts 2002. Financial statements according to Austrian Commercial Code (ACC)

Note	Assets EUR 1,000	2002	2001
5	**A. Fixed assets**		
	I. Intangible assets	138,316	130,865
	II. Tangible assets	3,139,969	2,923,190
	III. Financial assets	975,902	928,786
		4,254,187	**3,982,841**
	B. Current assets		
6	I. Inventories		
	1. Raw materials and supplies	159,631	101,901
	2. Work in progress and services not yet invoiced	104,614	71,248
	3. Finished goods and merchandise	191,447	212,250
	4. Payments on account	3,210	422
		458,902	385,821
7	II. Accounts receivable and other assets		
	1. Receivables from trade	833,172	769,578
	2. Receivables from non-consolidated subsidiary companies	25,471	12,468
	3. Receivables from associated companies	44,159	87,600
	4. Other receivables and other assets	146,666	150,367
		1,049,468	1,020,013
	III. Securities and investments thereof own shares 2002: 12,181 (2001: 9,036)	17,846	39,987
	IV. Cash in hand, checks and cash at bank	196,001	189,142
		1,722,217	**1,634,963**
8	**C. Deferred taxes**	**140,601**	**130,677**
	D. Prepaid expenses and deferred charges	**31,773**	**23,062**
		6,148,778	**5,771,543**



Balance sheet. Consolidated balance sheet as of December 31, 2002

Liabilities EUR 1,000	2002	2001	Note
A. Stockholders' equity			9
I. Capital stock	196,290	196,290	
II. Capital reserves	417,663	417,663	
III. Revenue reserves	1,664,077	1,484,935	
IV. Own shares	12,181	9,036	9
V. Minority interests	26,628	24,484	
VI. Unappropriated income	94,356	115,998	
thereof income brought forward in 2002: 311 (2001: 310)			
	2,411,195	**2,248,406**	
B. Provisions			
1. Provisions for severance payments	110,952	101,634	10
2. Provisions for pensions	607,313	593,816	10
3. Provisions for taxes	40,031	11,109	
4. Other provisions	359,471	345,673	11
	1,117,767	**1,052,232**	
C. Liabilities			12
1. Long-term special financing, not shown under items 2 to 7	5,963	1,016	
2. Amounts due to banks	673,261	604,971	
3. Payments received on account	20,727	4,481	
4. Accounts payable from trade	629,469	621,793	
5. Accounts payable to non-consolidated subsidiary companies	1,232	1,427	
6. Accounts payable to associated companies	54,024	45,742	
7. Other liabilities	520,837	531,051	
	1,905,513	**1,810,481**	
D. Accrued decommissioning and environmental costs	**228,223**	**222,315**	13
E. Deferred income	**486,080**	**438,109**	14
	6,148,778	**5,771,543**	
Contingent liabilities	43,760	54,038	23

Statement of fixed assets.

EUR 1,000	As of 1.1.2002	Foreign currency differences	Changes in the consolidated Group	Additions
	At acquisition			
I. Intangible assets				
1. Concessions, patents, similar rights and licenses	219,009	243	(1,193)	21,719
2. Goodwill	128,346	(377)	—	7,451
3. Payments on account	21	—	—	—
	347,376	**(134)**	**(1,193)**	**29,170**
thereof segments:				
Exploration and Production	32,201	(13)	(1,224)	1,689
Refining and Marketing including petrochemicals	219,981	(121)	31	12,972
Gas	51,266	—	—	8,101
Chemicals	17,217	—	—	428
Corporate and Other	26,711	—	—	5,980
II. Tangible assets				
1. Developed and undeveloped land, buildings and buildings on third-party property	1,885,162	(91,314)	11,625	85,288
2. Plant and machinery	5,907,479	(99,158)	—	191,185
3. Other fixed assets, tools and equipment	948,217	2,306	4,026	34,691
4. Assets under construction	87,746	184	1,203	269,065
5. Payments on account	8,762	6	179	9,128
	8,837,366	**(187,976)**	**17,033**	**589,357**
thereof segments:				
Exploration and Production	2,429,597	(191,075)	—	224,008
Refining and Marketing including petrochemicals	4,047,855	7,858	17,033	218,246
Gas	1,456,088	—	—	95,027
Chemicals	815,996	(4,759)	—	48,510
Corporate and Other	87,830	—	—	3,566
III. Financial assets				
1. Investments in non-consolidated subsidiaries	29,157	(9)	(1,540)	3,777
2. Loans to non-consolidated subsidiaries	3,700	—	(3,200)	—
3. Other investments	248,577	52	—	39,340
4. Loans to enterprises in which a participating interest is held	7,413	(1)	—	—
5. Investments arising from equity consolidation	461,531	(4,832)	—	30,768
6. Securities	191,264	—	—	8,486
7. Other loans	16,017	22	—	24,488
	957,659	**(4,768)**	**(4,740)**	**106,859**
	10,142,401	**(192,878)**	**11,100**	**725,386**

Disposals	Transfers	As of 31.12.2002	Write-ups	Depreciation (cumulative)	Net book value 31.12.2002	Net book value 31.12.2001	Depreciation 2002	Depreciation 2001
or production costs								
22,166	(117)	217,495	—	121,066	96,429	90,997	19,099	18,543
18	—	135,402	—	93,515	41,887	39,846	5,409	4,995
21	—	—	—	—	—	21	—	—
22,205	**(117)**	**352,897**	**—**	**214,581**	**138,316**	**130,864**	**24,508**	**23,538**
14	—	32,639	—	12,437	20,202	20,982	5,019	5,192
1,451	(208)	231,204	—	156,790	74,414	72,405	11,452	10,175
2,896	4	56,475	—	25,697	30,778	25,374	2,596	1,932
359	87	17,373	—	15,291	2,082	2,494	924	899
17,485	—	15,206	—	4,366	10,840	9,609	4,517	5,340
20,224	38,619	1,909,156	227	1,002,613	906,543	836,299	36,122	49,399
68,977	32,352	5,962,881	—	4,249,788	1,713,093	1,757,018	222,428	205,876
51,863	15,471	952,848	3	714,567	238,281	240,353	56,325	54,864
1,034	(84,762)	272,402	456	6,345	266,057	80,964	—	109
449	(1,563)	16,063	144	68	15,995	8,556	—	59
142,547	**117**	**9,113,350**	**830**	**5,973,381**	**3,139,969**	**2,923,190**	**314,875**	**310,307**
19,443	(235)	2,442,852	3	1,606,220	836,632	782,564	106,137	110,947
77,163	132	4,213,961	827	2,744,130	1,469,831	1,364,984	127,019	120,600
4,434	(4)	1,546,677	—	1,060,116	486,561	442,027	50,197	46,822
16,233	(87)	843,427	—	537,710	305,717	293,097	28,776	28,279
25,274	311	66,433	—	25,205	41,228	40,518	2,746	3,659
1,055	1,005	31,335	—	16,879	14,456	12,278	—	33
—	—	500	—	—	500	3,700	—	—
6,954	(1,005)	280,010	—	—	280,010	247,735	—	—
—	—	7,412	9	81	7,331	7,323	—	—
16,842	—	470,625	—	2,097	468,528	459,434	—	—
7,498	—	192,252	470	15,457	176,795	182,644	7,453	3,601
11,905	—	28,622	5	340	28,282	15,672	—	—
44,254	**—**	**1,010,756**	**484**	**34,854**	**975,902**	**928,786**	**7,453**	**3,634**
209,006	**—**	**10,477,003**	**1,314**	**6,222,816**	**4,254,187**	**3,982,840**	**346,836**	**337,479**

Income. Consolidated statement of income

Note	EUR 1,000	2002	2001
	1. Sales including petroleum excise tax	9,175,219	9,630,413
	2. Petroleum excise tax	(2,095,817)	(1,894,029)
	3. Subtotal of items 1 to 2 (Sales)	**7,079,402**	**7,736,384**
	4. Direct selling expenses	(101,972)	(97,063)
	5. Cost of goods sold	(5,913,548)	(6,479,989)
	6. Gross profit	**1,063,882**	**1,159,332**
15	7. Other operating income	107,163	85,860
	8. Selling expenses	(297,290)	(281,139)
	9. Administrative expenses	(162,849)	(133,589)
	10. Exploration expenses	(61,139)	(66,467)
	11. Research and development expenses	(22,813)	(20,572)
16	12. Other operating expenses	(132,193)	(133,776)
	13. Subtotal of items 6 to 12 (Earnings before interest and tax)	**494,761**	**609,649**
17	14. Income from investments	23,691	19,593
	15. Income from other securities and loans shown under financial assets	9,924	12,561
	16. Other interest and similar income	25,024	30,208
	17. Income from the disposal and write-up of financial assets and securities held as current assets	275	943
18	18. Expenses arising from financial investments and securities held as current assets	(11,695)	(18,801)
19	19. Interest and similar expenses	(68,107)	(84,446)
	20. Subtotal of items 14 to 19 (Financial items)	**(20,888)**	**(39,942)**
	21. Income from ordinary activities	**473,873**	**569,707**
20	22. Taxes on income	(151,688)	(188,057)
	23. Net income for the year	**322,185**	**381,650**
	thereof minority interests	3,643	2,452

Notes. Statement of cash flows

EUR 1,000	2002	2001	Note
Net income for the year	322,185	381,650	
Depreciation	346,836	337,479	
Write-ups of fixed assets	(1,314)	(1,445)	
Deferred taxes	(2,988)	33,705	
Losses (gains) from the disposal of fixed assets	(7,447)	(2,751)	
Net change in provisions for pensions and severance payments	21,154	(19,233)	
Net change in other long-term provisions	(4,257)	14,684	
+/– Other adjustments	(54,791)	(27,004)	
	619,378	**717,085**	
Decrease (increase) in inventories	(82,612)	29,062	
Decrease (increase) in accounts receivable	(69,794)	86,062	
(Decrease) increase in liabilities	67,354	1,292	
(Decrease) increase in short-term provisions	53,533	(49,898)	
+/– Other changes	(7,215)	2,662	
Net cash provided by operating activities	**580,644**	**786,265**	
Investments:			
Intangible and tangible fixed assets	(611,120)	(423,806)	
Investments, loans and other financial assets	(61,104)	(57,493)	
Acquisitions of subsidiaries net of cash acquired	(20,474)	—	
Decrease (increase) in short-term financial assets	21,906	(607)	
Proceeds from the sale of fixed assets	49,160	62,449	
Net cash used in investing activities	**(621,632)**	**(419,457)**	
Increase in long-term borrowings	122,084	142,225	
Repayments of long-term debt	(205)	(103,642)	
(Decrease) increase in short-term debt	70,143	(215,910)	
(Decrease) increase in Group cash pooling	611	2,655	22
Dividends paid	(118,188)	(117,330)	
Transfer of pension obligations to pension fund	(16,626)	(10,052)	48
Net cash provided by (used in) financing activities	**57,819**	**(302,054)**	
Effect of exchange rate changes on cash and cash equivalents	(9,972)	2,424	
Net increase (decrease) in cash and cash equivalents	**6,859**	**67,178**	
Cash and cash equivalents at beginning of year	189,142	121,964	
Cash and cash equivalents at end of year	196,001	189,142	

Notes. Changes in stockholders' equity [1]

EUR 1,000								2002
	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interests	Unappro-priated income OMV AG	Stockholders' equity
January 1, 2002	196,290	417,663	1,473,493	11,442	9,036	24,484	115,998	2,248,406
Net income 2002:								
Allocation	—	—	224,497	—	—	3,643	—	228,140
Dividend recommendation	—	—	—	—	—	—	94,045	94,045
Foreign exchange differences	—	—	—	(41,428)	—	—	—	(41,428)
Dividend paid	—	—	—	—	—	(2,501)	(115,687)	(118,188)
Changes in minorities	—	—	(3,927)	—	3,145	1,002	—	220
December 31, 2002	**196,290**	**417,663**	**1,694,063**	**(29,986)**	**12,181**	**26,628**	**94,356**	**2,411,195**

EUR 1,000								2001
	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interests	Unappro-priated income OMV AG	Stockholders' equity
January 1, 2001	196,290	417,663	1,213,243	(4,433)	5,775	23,077	116,109	1,967,724
Net income 2001:								
Allocation	—	—	263,511	—	—	2,452	1	265,964
Dividend recommendation	—	—	—	—	—	—	115,687	115,687
Foreign exchange differences	—	—	—	15,875	—	—	—	15,875
Dividend paid	—	—	—	—	—	(1,531)	(115,799)	(117,330)
Changes in minorities	—	—	(3,261)	—	3,261	486	—	486
December 31, 2001	**196,290**	**417,663**	**1,473,493**	**11,442**	**9,036**	**24,484**	**115,998**	**2,248,406**

[1] see Note 9

Summary of significant accounting policies

1 Legal principles and general accounting policies

The consolidated balance sheet (including the consolidated statement of fixed assets) and the consolidated statement of income have been drawn up in accordance with the **Austrian Commercial Code (ACC)**. The notes to the consolidated accounts on pages 51 to 77 relate to the ACC balance sheet and statement of income, and cover both the disclosures in accordance with the ACC and the supplementary United States Generally Accepted Accounting Principles (US GAAP) disclosures.

The **reconciliation statements** on pages 79 and 80 set out all the material differences in accounting principles between the ACC and US GAAP. The **US GAAP** disclosures that follow on pages 80 to 88 are based on US GAAP accounting principles, and include all required disclosures not discussed on pages 51 to 77.

The **supplementary information on Exploration and Production (E&P)**, on pages 88 to 93, does not form part of the notes to the consolidated accounts. This additional information was drawn up on the basis of SFAS 69 in accordance with the ACC.

The consolidated financial statements for 2002 are presented in units of one thousand euro (EUR 1,000).

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the assets, liabilities, income and expenses reported therein, as well as amounts disclosed in the notes thereto. Actual results may differ from these estimates. The Executive Board believes that any deviations from these estimates would not be such as to have a material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to negative near-term impacts arising from any major concentration of risk.

2 Accounting and valuation principles

a) Fixed assets

Intangible and tangible fixed assets are capitalized at acquisition or production cost and, with the exception of E&P activities outside Austria, depreciated on a straight-line basis. In addition, permanent impairment of fixed assets is recognized by unscheduled depreciation.

Scheduled depreciation, predominantly on a straight-line basis, is largely based on the following **useful economic lives**:

Category		Useful life (years)
Intangible assets:		
Goodwill		15
Software		3–5
Concessions, licenses, etc.		5–10 or contract duration
Segment-specific tangible assets:		
E & P	Oil and gas wells (Austria) [1]	8 or 30
R & M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station equipment	10
	Filling station buildings and outdoor facilities	20–25
Gas	Gas pipelines	20
Chemicals	Corrosion resistant plant	8–20
Other tangible assets:		
Production and office buildings		20 or 40–50
Other plant and equipment		10–20
Tools and equipment		5–10

[1] oil and gas wells abroad are depreciated on a unit-of-production basis

The successful efforts method is applied to E & P activities abroad. Depreciation is on a field-by-field, unit-of-production basis. Unscheduled depreciation is applied to dry exploration wells; dry development wells are depreciated on a field-by-field, unit-of-production basis. The cost of geological and geophysical studies is expensed as incurred.

In Austria the direct cost of exploration and development drilling is capitalized on a well-by-well basis, and straight-line depreciation is applied except where dry wells lead to unscheduled depreciation.

Interest on borrowings incurred in international E & P activities in connection with the production of fixed assets over more than one accounting period is capitalized as part of the acquisition cost of the assets. **Tools and equipment** are partly carried at fixed values or depreciated on a straight-line basis over a useful life of five to ten years.

Since the 1999 financial year the directly attributable capital cost of comprehensive upgrading of large-scale plants has been capitalized. These plants are depreciated on a straight-line basis over the period until the next upgrade, using the component depreciation method. The changeover to this valuation method took place in 1999, and was on a prospective basis. There is a positive income effect of EUR 592 thousand (2001: EUR 1,238 thousand) as compared to a retroactive basis, owing to the lower depreciation base. Costs relating solely to maintenance and repairs are expensed as incurred.

Financial assets

Investments are carried at acquisition cost less any likely permanent impairment. Interest bearing loans are stated at nominal value, and interest free loans at present value. Securities held as fixed assets are carried at the lower of cost or market value at balance sheet date.

b) Inventories

Own production of **crude oil, other raw materials, semi-finished and finished products** is reported at the lower of production cost, determined by the average cost method, or market value. Purchased crude, as well as work in progress and finished petroleum products and petrochemicals in the Refining and Marketing (R & M) segment, and work in progress and finished products at Agrolinz Melamin GmbH, are valued according to the last-in, first-out (LIFO) method.

Materials and supplies are valued at the lower of cost (determined by the moving average method) or market. **Safety equipment and non-standard spare parts** are written down in accordance with the rate of turnover. Slow-moving inventories were previously fully written down after four years, which understated their value. A residual value of 25% from the fifth year onwards was therefore introduced in 2002, whilst recognizing the cost of holding stocks of safety equipment and spare parts for long periods. At the same time the depreciation rates for individual years were adjusted to reflect economic circumstances better. The income effects of this change in valuation are discussed in Note 6.

c) Accounts receivable and other assets
These are stated at the lower of acquisition cost or market value at balance sheet date. Foreign currency accounts receivable from Group cash pooling activities are translated at mid-market rates. All recognizable risks are accounted for by means of corresponding valuation allowances.

d) Reversal of unscheduled depreciation
The relevant items in the consolidated accounts contain no material unrecorded write-ups as per section 208 (2) ACC.

e) Provisions
In principle, provisions are formed for existing obligations that are uncertain with regard to their amount or payment dates. Provisions are also set up for risks regarded as likely to lead to obligations, the amount of which can be estimated.

Legal, contractual or de facto decommissioning and restoration obligations arising at the time of an investment are highly material to consolidated results, and are therefore presented as a separate item (see Note 2 g). Provisions for other environmental risks and measures are formed if such commitments are likely to arise, and if their amount can be reliably estimated.

Provisions for severance payments are calculated according to actuarial principles, using the discounted standard entry age method and local mortality tables. Pension obligations are accounted for by setting up **provisions for pensions** or by recognizing payments to an **external pension fund.** Calculation of the provisions for pensions is also on the basis of actuarial principles, using the discounted standard entry age method and local mortality tables.

At most consolidated companies with company pension plans in recent years pension entitlements have progressively been entirely or partially transferred to external pension funds (see Note 10). In the case of defined contribution plans administered by pension funds no provisions are formed as no obligations arise. In the defined benefit plans, provision is made for funding shortfalls and anticipated obligations to make additional contributions to fund plans.

Entitlements to **jubilee payments** are calculated in accordance with actuarial principles. The provision for jubilee payments is reported under "Other provisions" (see Note 11 – Personnel provisions).



f) Liabilities
Liabilities are carried at the higher of the amount repayable, the nominal value, or the attributable value at balance sheet date. Foreign currency liabilities are valued at the higher of the rate ruling at time of acquisition or that at balance sheet date.

If trade payables have not yet been invoiced but the time and amount are known, the accrued obligation is carried as a liability and not as a provision. Similarly, commitments to make severance payments, the amounts and disbursement periods of which are established by individual agreements, are reported as liabilities.

g) Decommissioning and restoration obligations
Decommissioning and restoration obligations (abandonment and dismantling of equipment, soil remediation, etc.) are systematically accrued over the operation and production periods if they arise at the time when investments are made and their timing is predictable, as this portion of the revenue streams is already committed to the future expenses (see Note 13). Decommissioning and restoration obligations, for which provision is made in a systematic manner by charges to current income, frequently arise in connection with the Group's core activities. Such obligations have a major impact on the income of its E & P segment (oil and gas wells, and surface equipment), and filling stations (on third-party property).

h) Deferred taxes
Provision is made for deferred taxes on all temporary differences (differences between book values for consolidated accounting and tax purposes which are equalized in subsequent years). Tax-loss carry forwards are taken into account in calculating deferred tax assets.

Group-wide deferred tax assets and liabilities are netted and reported either under provisions (liabilities) or as a separate item before the prepaid expenses and deferred income (assets). If the probability of deferred tax assets' being realized is in excess of 50%, then the values are retained. Otherwise a valuation allowance is reported as a separate item.

In the case of elimination of unrealized intra-group profits on inventories, current income taxes are accrued.

With the exception of investment allowances, deferred taxes are carried as untaxed reserves. The untaxed reserves after deferred taxes are reported under "Revenue reserves" in the consolidated accounts.

Petroleum Revenue Tax (PRT) is payable on the net cash flow generated by oil and gas production from certain fields in the United Kingdom, and Petroleum Resource Rent Tax (PRRT) in Australia. The total anticipated liability to these taxes is charged on a unit-of-production basis over the lifetime of a field. Any difference between the tax liability on a unit-of-production basis, and PRT and PRRT payable in a given year is shown as deferred taxation. Levies paid under the tax paid cost (TPC) system in Libya are likewise reported under "Taxes on income".

i) Revenue recognition
In general revenues are recognized when products or services are delivered to customers, and the amount receivable is fixed and determinable, and collection probable. In the E & P segment revenues are recognized when products are delivered and the risk of ownership has passed to the customer. In the retail business revenues from the Group's own filling stations are recognized when products are supplied to the customer. In the case of non-Group filling stations revenues are recognized when products are delivered to the stations.

In the Refining business and in the Chemicals segment, fees due under third-party processing agreements are recognized on the basis of the volumes processed.

In the Gas segment sales under long-term contracts are realized on delivery. Additional volumes supplied under these contracts are recognized when accepted by the customer. Gas storage revenues are recognized on the basis of committed storage and withdrawal rates.

j) Cost of sales format
The consolidated statement of income is presented according to the cost of sales format. The cost of sales method is based on multistage direct costing, which is applied on a Group-wide basis, down to business unit level, for financial control purposes. Beyond the minimum presentation requirements for the cost of sales format under the ACC, the line items **"Direct selling expenses"**, **"Exploration expenses"** and **"Research and development expenses"** have been included. Direct selling expenses comprise in particular costs of freights charged to customers. Separate presentation was chosen in order to give a clearer picture of the value added by the operations. The exploration expenses are an industry specific disclosure. Research and development costs are expensed in the year in which they arise.


55

During the year under review there was a change in the items under which internal services are reported. Expenses totaling some EUR 19.8 million are no longer carried as "Cost of goods sold", and EUR 6.3 million are no longer shown under "Selling expenses", but are instead reported as "Administrative expenses".

3 Foreign currency translation

As a rule, the financial statements of foreign Group companies are translated according to the current rate method. Differences arising from the translation of stockholders' equity at current rather than historic rates are disclosed as a separate balancing item under changes in stockholders' equity ("Foreign exchange differences").

Income statement items are translated at average rates for the period (mid-market rates). Differences arising from the application of average as opposed to current rates likewise result in direct adjustments to stockholders' equity.

In cases where the functional currency differs from the national currency, and under hyperinflationary conditions the temporal method is used, monetary assets being valued at current, and non-monetary assets at historic rates. Where the functional currency does not correspond to the Group's reporting currency, financial statements expressed in functional currencies are translated into the Group currency at current rates.

The main rates applied in converting currencies were as follows:

Exchange rates	2002		2001	
	Balance sheet date	Average	Balance sheet date	Average
US Dollar	1.048	0.945	0.881	0.896
Australian Dollar	1.855	1.737	1.728	1.732
Hungarian Forint	236.290	242.960	245.180	256.590
Slovak Crown	41.503	42.694	42.780	43.300
Czech Crown	31.577	30.804	31.962	34.068
Bulgarian Leva	1.954	1.949	1.946	1.948
Malaysian Ringgit	3.985	3.593	3.349	3.403

4

Consolidation

Intra-group sales are eliminated from the consolidated financial statements. The purchase method of accounting, whereby acquisition costs are offset against the fair value of the assets acquired and the debts incurred, is applied to **capital consolidation**. Goodwill arising from initial consolidation is capitalized and amortized over its useful life.

The financial statements of all consolidated companies have been prepared with a balance sheet date of December 31 in accordance with uniform Group-wide accounting and valuation standards. In the case of companies consolidated at equity, adjustments to conform to Group principles are made where material.

The list of equity interests on pages 76 to 77 gives an overview of Group companies consolidated fully or at equity, and of other investments.

The number of consolidated companies has changed as follows:

	Full consolidation		Pro rata consolidation		Equity consolidation	
	2002	2001	2002	2001	2002	2001
As of December 31 previous year	**45**	**37**	**—**	**2**	**16**	**12**
First consolidated in year under review	4	9	—	—	—	2
Merged in year under review	—	(1)	—	—	(1)	—
Change from pro rata to equity consolidation	—	—	—	(2)	—	2
Disposed of during year under review	(1)	—	—	—	—	—
As of December 31	**48**	**45**	**—**	**—**	**15**	**16**
[thereof domiciled and operating abroad]	[18]	[16]	[—]	[—]	[6]	[7]
[thereof domiciled and operating in Austria, and operating abroad]	[12]	[12]	[—]	[—]	[—]	[—]

Additions to the consolidated Group in 2002 included the Slovak filling station operator OMV Trading a.s. and OMV – JUGOSLAVIJA d.o.o. – a company founded near the end of 2001 – both of which form part of the R & M segment.

In the E&P segment, OMV Oil and Gas Exploration GmbH initiated new operations in Libya. The formation of AGGM Austrian Gas Grid Management AG complies with the obligation under the Austrian Natural Gas Act (gas market liberalization) for legal unbundling of the control area manager function. Although AGGM's management board must comply with certain legal requirements it is otherwise free to manage the company along commercial lines, and it is therefore included in consolidation. Initial consolidation was effected as of December 31, 2002.

OMV (VIETNAM) Exploration GmbH was liquidated and deconsolidated effective January 1, 2002.

The following table sets out the impact on assets of changes in the consolidated Group (acquisitions, other initial consolidations and deconsolidations) and the adjustments to the statement of cash flows necessitated thereby:

EUR 1,000	**2002**	**2001**
Intangible and tangible assets	16,081	(111,127)
Financial assets	(4,740)	52,062
Current assets	5,716	(43,233)
Liabilities	4,384	(102,098)
Net assets	12,673	(229)
Consolidation (including goodwill)	7,801	229
Cash used for the acquisition of businesses	20,684	—
Cash and cash equivalents acquired with businesses	(210)	—
Net cash used for the acquisition of businesses	**20,474**	**—**

Various distribution organizations and shell companies are not consolidated due to their immateriality.

Notes to the annual financial statements

5
Fixed assets

Movements in **goodwill** during the year were as follows:

EUR 1,000			**2002**
	Gross value	Depreciation	Net value
Goodwill as of January 1	128,346	(88,500)	39,846
Foreign currency differences	(377)	376	(1)
Additions	7,451	(5,409)	2,042
Disposals	(18)	18	—
Goodwill as of December 31	**135,402**	**(93,515)**	**41,887**

The changes in the consolidated Group in 2002 and 2001 respectively, had the following impact on the structure of fixed assets:

Additions EUR 1,000			**2002**			**2001**
	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Intangible assets	(1,193)	(1,205)	12	(10,659)	(5,042)	(5,617)
Tangible assets	17,033	964	16,069	(207,779)	(102,269)	(105,510)
Financial assets	(4,740)	—	(4,740)	50,301	(1,761)	52,062
Total	**11,100**	**(241)**	**11,341**	**(168,137)**	**(109,072)**	**(59,065)**

The **developed and undeveloped land, buildings and buildings on third-party property** item includes oil and gas properties acquired by foreign Group E&P companies to a value of EUR 158,125 thousand (2001: EUR 141,474 thousand), and land to a value of EUR 234,204 thousand (2001: EUR 224,868 thousand).

The extension of the useful life of a refining process plant reduced depreciation by EUR 1,200 thousand from the previous year.

Unscheduled depreciation of fixed assets amounted to EUR 10,945 thousand (2001: EUR 21,369 thousand), financial assets accounting for EUR 7,453 thousand (2001: EUR 3,634 thousand) of the total.

Interest on borrowings in connection with the production of fixed assets amounting to EUR 1,515 thousand (2001: EUR 3,429 thousand) was capitalized. The book value was EUR 21,818 thousand (2001: EUR 27,697 thousand).

Loans with maturities of up to one year amounted to EUR 741 thousand (2001: EUR 12,123 thousand); loans to affiliated companies stood at EUR 500 thousand (2001: EUR 3,700 thousand).

As of December 31, 2002, **loans to members of the Executive Board and senior executives** amounted to EUR 506 thousand (December 31, 2001: EUR 616 thousand). In 2002 EUR 44 thousand (2001: EUR 25 thousand) were repaid. The loans are either interest free or bear interest rates of 1% or 6%. They have various maturities and are partly secured by mortgages.

The change in the carrying value of associated companies accounted for at equity was as follows:

EUR 1,000	2002	2001
Book value of equity interests consolidated at equity	415,796	416,237
Share of net assets	469,011	459,434
Dividend paid	**11,214**	**8,868**
Translation differences	(4,832)	(3,102)
Net (loss) income from associated companies	**16,398**	**(1,962)**

The summarized balance sheet and income statement data for investments carried at equity are as follows:

EUR 1,000	2002	2001
Current assets	1,277,116	1,398,219
Fixed assets	2,885,707	2,953,066
Liabilities	2,611,648	2,827,849
Net sales	5,045,312	4,939,703
Earnings before interest and tax	133,587	97,703
Net income for the year	39,616	(8,855)

There are material sales to the associates Borealis A/S and Oberösterreichische Ferngas AG. Sales to the Borealis Group were EUR 510.69 million (2001: EUR 513.45 million), and as of the end of 2002 receivables were EUR 44.17 million (2001: EUR 66.10 million). Sales to Oberösterreichische Ferngas AG were EUR 160.54 million (2001: EUR 311.95 million). As of the end of 2002 net outstanding accounts were EUR 2.98 million compared with EUR 28.59 million at the end of 2001.

6 Inventories

In 2001 there was a significant reduction in work in progress, which led to an improvement in earnings in comparison to average replacement costs of EUR 9,225 thousand. Inventories of crude oil and finished petroleum products, and inventories valued according to the LIFO method grew in the Chemicals segment. Total inventories of crude oil and work in progress were considerably higher as of the end of 2002, while stocks of finished petroleum products rose slightly. The gain of EUR 77,211 thousand was chiefly attributable to increased minimum reserve requirements.

The LIFO inventories at the Burghausen refinery were run down, resulting in positive income effects totaling EUR 1,764 thousand in comparison to average replacement costs. The LIFO valued inventories held by the Chemicals segment also declined. In all, LIFO valued inventories stood at EUR 273,606 thousand, compared to EUR 202,393 thousand in 2001 – an increase of 35.2%. The replacement value of inventories valued according to the LIFO method at balance sheet date was EUR 198,183 thousand higher than the amount reported (2001: EUR 159,590 thousand) higher than the amount reported.

At the end of 2002 crude oil and petroleum products, and inventories in the Chemicals segment valued according to the LIFO method represented approximately 60% (2001: 52%) of total inventories.

The accounting rules for safety equipment and spare parts were changed (see Note 2 b), resulting in a total positive income effect of EUR 12,634 thousand.

7 Accounts receivable and other assets

Receivables of EUR 2,041 thousand (2001: EUR 1,689 thousand) were secured by bills of exchange. Accrued income of EUR 29,761 thousand (2001: EUR 18,715 thousand) is included in the "Other receivables and assets" item.

EUR 1,000	2002		2001	
	< 1 year	> 1 year	< 1 year	> 1 year
Receivables from trade	832,988	184	768,565	1,013
Receivables from affiliated companies	22,677	2,794	12,277	191
[thereof from trade]	[22,546]	[2,603]	[12,086]	[—]
[thereof financing and cash pooling]	[10]	[191]	[7]	[191]
Receivables from associated companies	44,159	—	83,530	4,070
[thereof from trade]	[42,989]	[—]	[81,894]	[—]
Other receivables and assets	144,673	1,993	110,955	39,412
Total	**1,044,497**	**4,971**	**975,327**	**44,686**

Movements in trade receivables from affiliated companies were as follows:

EUR 1,000	2002		2001	
	< 1 year	> 1 year	< 1 year	> 1 year
Agrolinz Ceské Budéjovice s.r.o.	2,187	—	755	—
Agrolinz Magyarorszag Kft.	13,296	—	6,421	—
Agrolinz Melamin North America Inc.	2,612	—	—	—
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H.	367	—	358	—
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H.	36	—	—	—
Polyfelt Geosynthetics Iberia S.L.	86	—	381	—
Polyfelt Geosynthetics Italia S.r.l.	3,888	—	3,537	—
Polyfelt Geosynthetics Pte. Ltd.	15	246	15	—
Polyfelt Geosynthetics Sdn. Bhd.	24	1,801	427	—
Polyfelt Geosynthetics (Thailand) Ltd.	—	556	—	—
Other	35	—	192	—
Total	**22,546**	**2,603**	**12,086**	**—**

Individual and lump-sum valuation allowances were as follows:

EUR 1,000						2002
	Jan. 1	Additions (releases)	Disposals	Translation difference	Dec. 31	[thereof lump-sum adjustment]
Receivables from trade	21,366	2,567	(3,580)	238	20,591	[1,393]
Receivables from affiliated companies [1]	285	(35)	—	—	250	[—]
Other receivables and assets	857	(14)	(16)	—	827	[—]
Total	**22,508**	**2,518**	**(3,596)**	**238**	**21,668**	**[1,393]**

[1] individual value allowance of EUR 285 thousand erroneously reported under "Receivables from associated companies" in 2001

EUR 1,000						2001
	Jan. 1	Additions (releases)	Disposals	Translation difference	Dec. 31	[thereof lump-sum adjustment]
Receivables from trade	17,107	4,167	(951)	1,043	21,366	[1,834]
Receivables from associated companies [1]	609	(324)	—	—	285	[—]
Other receivables and assets	2,336	(2)	(1,477)	—	857	[—]
Total	**20,052**	**3,841**	**(2,428)**	**1,043**	**22,508**	**[1,834]**

[1] individual value allowance of EUR 285 thousand erroneously reported under "Receivables from associated companies" in 2001

8 Deferred taxes

The assignment of deferred taxes to temporary differences and tax-loss carry forwards results in net deferred tax assets, the breakdown of which is as follows:

EUR 1,000				2002
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	92	—	503	(411)
Tangible fixed assets	5,337	—	109,678	(104,341)
Financial assets	35,639	—	15,061	20,578
Deferred PRT asset	23,594	—	—	23,594
Corporation tax on deferred PRT assets	—	—	9,437	(9,437)
Inventories	45,485	—	—	45,485
Accounts receivable and other assets	1,371	—	3,230	(1,859)
Untaxed reserves	—	—	23,717	(23,717)
Provisions for pensions and severance payments	79,412	—	—	79,412
Other provisions	61,752	218	—	61,534
Liabilities	415	—	—	415
Other deferred taxes unattributable to balance sheet items	18,573	—	24,862	(6,289)
Tax-loss carry forwards	81,132	25,495	—	55,637
Total	**352,802**	**25,713**	**186,488**	**140,601**

1,000 EUR				2001
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	12	—	45	(33)
Tangible fixed assets	5,920	—	85,551	(79,631)
Financial assets	30,213	—	2,596	27,617
Deferred PRT asset	19,731	—	—	19,731
Corporation tax on deferred PRT assets	—	—	5,920	(5,920)
Inventories	39,326	—	—	39,326
Accounts receivable and other assets	2,135	—	11,776	(9,641)
Untaxed reserves	—	—	21,937	(21,937)
Provisions for pensions and severance payments	49,241	—	—	49,241
Other provisions	55,665	48	8	55,609
Liabilities	491	—	48	443
Other deferred taxes unattributable to balance sheet items	17,056	—	25,687	(8,631)
Tax-loss carry forwards	85,107	20,604	—	64,503
Total	**304,897**	**20,652**	**153,568**	**130,677**

Deferred taxes on the retained earnings of Group companies are generally only recognized where there is no possibility of tax-free transfers to the parent company.

At balance sheet date OMV had **tax loss carry forwards** of EUR 234,454 thousand (2001: EUR 247,213 thousand). Carry forward amounts expire as follows:

EUR 1,000	2002		2001
		2002	8,696
2003	969	2003	—
2004	6,965	2004	2,503
2005	7,587	2005	863
2006	7,798	2006	2,371
2007	4,422	Beyond 2006	16,072
Beyond 2007	13,594	Indefinitely	216,708
Indefinitely	193,119		
Total	**234,454**	**Total**	**247,213**

9 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft consists of 27,000,000 shares of no par value corresponding to a total nominal value of EUR 196,290 thousand.

In connection with the **stock option plans** approved by Annual Stockholders' Meetings over the period from 2000–2002 (see Note 28), OMV Aktiengesellschaft has repurchased own shares as follows: 70,000 own shares at a cost of EUR 6,478,671 in 2000; 26,000 shares at a cost of EUR 2,729,256 in mid-2001; and 35,760 shares at a cost of EUR 3,532,666 in mid-2002. Towards the end of the year under review 1,590 shares were resold for EUR 148,241 in order to adjust holdings to the coverage requirements for the stock option plans; this resulted in a loss of EUR 3,424. The book value of the 130,170 shares was EUR 12,181 thousand (2001: EUR 9,036 thousand) as of December 31, 2002; this is reported as a separate item.

The Annual Stockholders' Meeting 2001 authorized the Executive Board to increase the capital stock by up to EUR 58,160,000 by issuing up to eight million shares against cash or contribution in kind, subject to the partial or complete exclusion of subscription rights (authorized capital). This authorization was conferred for a maximum period of five years.

The **revenue reserves** include the net income and losses of the fully and equity consolidated affiliates, valued according to the form of consolidation.

Untaxed reserves included in the revenue reserves, net of EUR 23,717 thousand in deferred taxes (2001: EUR 21,937 thousand), at an amount of EUR 95,560 thousand (2001: EUR 101,777 thousand).

The **unappropriated income** of the Group corresponds to that of the parent company, OMV Aktiengesellschaft.

10 Provisions for severance payments and pensions

a) Provisions for severance payments
The discount rate applied to the provisions for severance payments is 3.5%.

b) Provisions for pensions
All indexed pension commitments are subject to a uniform discount rate of 4%. The indexed pension commitments to active employees of OMV Aktiengesellschaft have been transferred to an external pension fund run by APK-Pensionskasse AG. Because of this, OMV Aktiengesellschaft no longer makes any pension provisions for active employees. In the year under review, pension entitlements of employees amounting to a Group-wide total of some EUR 16,626 thousand (2001: EUR 10,053 thousand) were transferred to APK-Pensionskasse AG. A discount rate of 6% is applied to a group of non-indexed pension commitments to retired employees of Agrolinz Melamin GmbH.



11 Other provisions

EUR 1,000	2002		2001	
	< 1 year	> 1 year	< 1 year	> 1 year
Compulsory crude inventories	—	46,143	—	42,048
Decommissioning, restoration and environmental costs	648	11,806	8,952	998
Personnel provisions (including jubilee payments)	47,063	139,726	49,586	136,399
Accrued additions to fixed assets and other trade payables	17,990	—	17,893	—
Other	87,301	8,794	53,685	36,112
Total	**153,002**	**206,469**	**130,116**	**215,557**

Obligations arising from existing personnel reduction programs are reported under "Other liabilities" if the amount and timing are known. That part of the obligations in question to which uncertainties attach remains under "Personnel provisions".

12 Liabilities

EUR 1,000					2002
		thereof maturity			
	Total	< 1 year	> 1 < 5 years	> 5 years	Collaterals
Long-term special financing	5,963	255	1,208	4,500	—
Amounts due to banks	673,261	255,212	276,601	141,448	41,698[1]
Payments received on account	20,727	19,209	1,518	—	—
Accounts payable from trade	629,469	625,052	1,130	3,287	—
Accounts payable to affiliated companies	1,232	1,232	—	—	—
[thereof financing and cash pooling]	[—]	[—]	[—]	[—]	[—]
[thereof from trade]	[855]	[855]	[—]	[—]	[—]
Accounts payable to associated companies	54,024	49,990	4,028	6	—
[thereof from trade]	[25,179]	[25,179]	[—]	[—]	[—]
Other liabilities	520,837	396,337	123,854	646	—
Total	**1,905,513**	**1,347,287**	**408,339**	**149,887**	**41,698**

[1] Amounts due to banks are secured by pledged securities of OMV Aktiengesellschaft and Agrolinz Melamin GmbH.

EUR 1,000					2001
		thereof maturity			
	Total	< 1 year	> 1 < 5 years	> 5 years	Collaterals
Long-term special financing	1.016	—	762	254	—
Amounts due to banks	604,971	205,394	253,246	146,331	50,112
Payments received on account	4,481	2,891	1,590	—	—
Accounts payable from trade	621,793	616,684	5,105	4	—
Accounts payable to affiliated companies	1,427	1,427	—	—	—
[thereof financing and cash pooling]	[—]	[—]	[—]	[—]	[—]
[thereof from trade]	[971]	[971]	[—]	[—]	[—]
Accounts payable to associated companies	45,742	41,714	4,028	—	—
[thereof from trade]	[18,956]	[18,956]	[—]	[—]	[—]
Other liabilities	531,051	366,044	165,007	—	—
Total	**1,810,481**	**1,234,154**	**429,738**	**146,589**	**50,112**

Long-term special financing includes interest-bearing loans from non-banks.

Some of the Group's financing agreements contain financial covenants, most of which relate to adjusted equity ratios, cash flow provided by operating activities net of interest expense and income, and earnings before interest, tax, depreciation and amortization (EBITDA). As of December 31, 2002 the Group was in full compliance with all its debt covenants.

The investment loan to finance the refinery modernization project, in an amount of EUR 40.8 million, is secured by the pledging of securities.

Loan financing (largely unsecured) and long-term special financing have the following maturities:

EUR 1,000	2002	2001
Short-term loan financing	191,832	123,357
Short-term component of long-term loan financing	63,635	82,037
Total short-term	**255,467**	**205,394**
Long-term loan financing repayment schedule:		
2003	63,635	
2004	84,752	
2005	51,349	
2006	81,471	
2007	60,237	
2008 and subsequent years	145,948	
Total from 2004 onwards	**423,757**	

Breakdown of special financing, and amounts due to banks, by currencies and interest rates:

EUR 1,000	2002		2001	
		Weighted average interest rate		Weighted average interest rate
Long-term debt rates				
Fixed rates:				
EUR	138,336	4.86%	162,671	4.88%
USD	—	—	—	—
CHF	—	—	—	—
JPY	—	—	—	—
Total	**138,336**		**162,671**	
Variable rates:				
EUR	159,338	2.73%	111,617	3.30%
USD	122,302	1.97%	126,482	5.50%
AUD	23,353	5.13%	30,092	4.51%
GBP	1,036	5.50%	1,558	5.50%
MYR	3,508	3.94%	4,910	4.34%
KCS	39,519	2.98%	45,301	5.18%
Total	**349,056**		**319,960**	
Short-term debt rates				
EUR	58,499	3.60%	70,545	3.82%
BGN	38,763	5.72%	7,299	8.90%
KCS	—	—	25,677	4.88%
USD	55,618	1.73%	8,625	2.01%
SKK	453	8.63%	4,983	9.31%
HUF	3,223	8.06%	4,735	10.62%
MYR	2,133	4.25%	1,493	4.50%
AUD	33,143	5.27%	—	—
Total	**191,832**		**123,357**	

As of December 31, 2002 OMV had unused short-term credit lines of EUR 143.14 million (2001: EUR 141.68 million).

As of balance sheet date a EUR 500 million long-term facility arranged at the start of 2002 had not yet been used.

Determined amounts of obligations arising from personnel reduction plans in respect of employees who have accepted voluntary redundancy in the past are reported under **"Other liabilities"** (see Note 11). As of the end of 2002 these liabilities amounted to EUR 152,332 thousand (2001: EUR 177,321 thousand).

The short-term component of "Other liabilities" also includes EUR 236,127 thousand in tax liabilities (2001: EUR 212,843 thousand) and EUR 5,861 thousand in social security contributions payables (2001: EUR 5,894 thousand). Expenses of EUR 174,371 thousand (2001: EUR 148,513 thousand) falling due after balance sheet date are also shown under "Other liabilities".

13 Accrued decommissioning and restoration costs

EUR 1,000	2002		2001	
	< 1 year	> 1 year	< 1 year	> 1 year
Wells and other E & P facilities	—	224,861	—	219,431
Other	—	3,362	—	2,884
Total	**—**	**228,223**	**—**	**222,315**

14 Deferred income

This item includes the financing of the Hungária-Austria-Gasleitung (HAG) gas pipeline project, amounting to EUR 15,161 thousand (2001: EUR 21,659 thousand), as well as EUR 430,471 thousand in advance tariff payments to fund the Trans-Austria-Gasleitung (TAG) gas pipeline expansion project (2001: EUR 376,210 thousand).

"Deferred income" also includes EUR 13,655 thousand (2001: EUR 14,891 thousand) in building subsidies received.

15 Other operating income

EUR 1,000	2002	2001
Other operating income	**107,163**	**85,860**
[thereof gains on the disposal and write-up of fixed assets, excluding financial assets]	[11,917]	[8,224]
[thereof income from the release of provisions]	[24,291]	[3,797]
[thereof exchange gains arising from operating activities]	[12,414]	[16,445]

16 Other operating expenses

EUR 1,000	2002	2001
Other operating expenses	**132,193**	**133,776**
[thereof exchange losses arising from operating activities]	[18,705]	[9,153]
[thereof losses on the disposal of fixed assets, excluding financial assets]	[5,170]	[4,587]

"Other operating expenses" include material one-time charges and effects of changes in valuation. During the year under review personnel reduction expenses of EUR 25,000 thousand (2001: EUR 34,970 thousand) and additional allocations to cover funding shortfalls in respect of obligations under defined benefit pension plans transferred to a pension fund in an amount of EUR 26,989 thousand were recognized under this item (2001: EUR 23,207 thousand), as were expenses arising from the transfer to the pension fund of EUR 1,772 thousand.

17 Income from investments

EUR 1,000	2002	2001
Income from equity interests – affiliated companies	617	1,940
Income from investments – others	6,394	5,840
Income from associated companies	16,680	11,813
Total	**23,691**	**19,593**

18 Expenses arising from financial assets and securities held as current assets

There were no expenses arising from investments in affiliated companies in 2002 (2001: EUR 53 thousand). Depreciation on other financial assets amounted to EUR 7,453 thousand (2001: EUR 3,601 thousand). This item also includes expenses arising from equity consolidated companies in an amount of EUR 282 thousand (2001: EUR 13,775 thousand), related to OMV Istrabenz Holding. In 2001 expenses arising from investments in associated companies of EUR 9,427 thousand were largely related to Borealis A/S, which is consolidated at equity.

19 Interest and similar expenses

The interest component of provisions for pensions reported in the financial result amounted to EUR 33,799 thousand (2001: EUR 34,848 thousand).

20 Taxes on income

The **income tax burden** during the current period and the pretax earnings determining the effective tax rate were as follows:

EUR 1,000	2002	2001
Income from ordinary activities:		
Austria	344,858	394,163
Foreign	129,015	175,544
Total	**473,873**	**569,707**

EUR 1,000	2002	2001
Income taxes:		
Austria	80,320	59,364
Foreign	74,356	94,988
Deferred taxes	(2,988)	33,705
Total – expense	**151,688**	**188,057**

The **effective tax rate** represents the ratio of income tax expense – to the extent that it is attributable to income from ordinary activities – to income from ordinary activities. The resultant tax rate is compared with the Austrian standard corporate income tax rate of 34%, and the major differences shown, in the following table:

Taxes on income in %	2002	2001
Austrian corporate income tax rate	**34.0**	**34.0**
Tax effect of:		
Foreign tax rate differential	5.6	4.9
Non-deductible expenses	1.7	1.4
Non-taxable income	(9.4)	(7.8)
Investment allowance	(0.1)	—
Lapsed tax-loss carry forwards	1.7	0.2
PRT and PRRT (see Note 2 h)	2.8	1.6
Tax-free reversal of provisions (section 14 Austrian Income Tax Act)	(6.5)	—
Change in valuation allowance for deferred taxes	0.5	(1.5)
Other	1.6	0.2
Effective income tax rate according to ACC	**32.0**	**33.0**

OMV Aktiengesellschaft has tax pooling arrangements with all main subsidiaries in Austria, except for Agrolinz Melamin GmbH and Polyfelt GmbH. Profits transferred from domestic subsidiaries are exempt from taxation. Dividends from foreign investments in which there is a holding of 25% or more are tax exempt at parent company level.

The "Foreign tax rate differential" includes the effect of an increase in the rate of taxation to which OMV (UK) Ltd. is liable, amounting to EUR 10,108 thousand.

During the year under review use was made of EUR 30,004 thousand in tax-loss carry forwards which gave rise to EUR 10,223 thousand in deferred taxes.

21 Supplementary information on the income statement


65

Personnel expenses

EUR 1,000	2002	2001
Wages and salaries	322,894	318,719
Cost of defined benefit plans	72,475	84,579
Cost of defined contribution plans (pension fund contributions)	9,581	7,766
Cost of other staff benefits	74,642	73,452
Total	**479,592**	**484,516**

The total remuneration of the Executive Board of OMV Aktiengesellschaft was EUR 2,609 thousand (2001: EUR 4,020 thousand). Of the Board's remuneration 30.3% was performance related.

The remuneration of Executive Board members was as follows:

EUR 1,000	2002
Davies	615
Langanger	515
Roiss	697
Ruttenstorfer	782

The total remuneration of 39 members of the executive boards of consolidated subsidiaries was EUR 7,345 thousand (2001: EUR 10,633 thousand). Payments to former members of the Executive Board and senior executives of affiliated companies, and their surviving dependants amounted to EUR 2,997 thousand (2001: EUR 2,630 thousand). Members of supervisory boards and boards of directors received a total of EUR 281 thousand for their activities (2001: EUR 268 thousand).

Average number of employees

	2002	2001
Salaried staff	3,379	3,248
Non-salaried staff	2,369	2,457
Average payroll	**5,748**	**5,705**

The breakdown of **expenses for severance payments and pensions** was as follows:

EUR 1,000	2002		2001	
	Severance payments	Pensions	Severance payments	Pensions
Executive Board and directors	321	305	536	1,211
Senior executives	651	2,895	605	2,518
Other employees	12,313	65,571	17,174	70,301
Total	**13,285**	**68,771**	**18,315**	**74,030**

Funding shortfalls in respect of defined benefit pension commitments transferred to the pension fund resulted in additional expenses for pensions of EUR 26,989 thousand in 2002 (2001 EUR 23,207 thousand).

Depreciation and amortization

EUR 1,000	2002	2001
Goodwill amortization	5,409	4,995
Scheduled depreciation	330,482	311,115
Unscheduled depreciation	3,492	17,735
Total	**339,383**	**333,845**

Supplementary information on the financial position

22
Statement of cash flows

Cash and cash equivalents include cash balances, bank balances and highly liquid short-term investments with low realization risk, i.e. negligible short-term exchange and interest risks. The maximum maturity for such investments is three months.

EUR 1,000	2002	2001
Cash paid in:		
Interest charges	40,233	84,960
Taxes on income	152,395	158,408

Receivables from disposals of fixed assets not falling due until after balance sheet date increased proceeds from the sale of fixed assets by EUR 1,474 thousand in 2002, and by EUR 7,339 thousand in 2001.

From a Group perspective, the transfer of pension obligations to an external pension fund was primarily a financial decision, and it is therefore reported under "Net cash provided by financing activities". Following the transfer of further obligations in 2002, the pension entitlements of all active employees have now been transferred to the pension fund.

The Group cash pooling item comprises short-term financing of non-consolidated Group companies.

23 Contingent liabilities

The following contingent liabilities existed at year end:

EUR 1,000	**2002**	**2001**
Sureties	787	841
[thereof to affiliated companies]	[—]	[—]
Guarantees	36,355	45,702
[thereof to affiliated companies]	[4,839]	[11,248]
Notes payable	251	187
Other	6,367	7,308
Total	**43,760**	**54,038**
[thereof to affiliated companies]	[4,839]	[11,248]

24 Other commitments and contingencies

OMV makes provisions for litigation which is likely to result in obligations. Management is of the opinion that litigation, to the extent not covered by provisions or insurance, will not materially affect the Group's financial position. The production facilities and sites of all Group companies are subject to a variety of environmental protection laws and regulations in the countries where they operate. Provisions are made for probable obligations arising from environmental protection measures. Management believes that compliance with current legislation and regulations, and future more stringent laws and regulations, will not have a material negative impact on consolidated results in the next three years.

Disposals of subsidiaries in past years (Chemie Linz GmbH and PCD Polymere GmbH) have led to the Company's assuming liability for potential environmental risks and, in the case of PCD, for other liabilities. The total amount of these contingent liabilities is limited to EUR 101.74 million.

As of the balance sheet date no claims had arisen in consequence of the above disposals.

In connection with the sale of the PCD Group in 1998, call and put options maturing in 2017 were taken out on real estate in Schwechat and Burghausen, which would lead to an exchange of real estate when exercised.

The shareholders of Ferngas Beteiligungs-Aktiengesellschaft (minority interest) have an option to sell their shares to OMV Aktiengesellschaft up to 2005.

In connection with its oil trading activities, OMV issues letters of indemnity to cover the delays in the arrival of original documents establishing title which commonly occur in such transactions. Of the letters of indemnity issued in the six months prior to balance sheet date, EUR 44,945 thousand (2001: EUR 129,400 thousand) were outstanding at balance sheet date.

OMV Group buys natural gas from Germany, Norway and Russia. Under long-term contracts expiring up to 2022, the Group is committed to total uptake of approximately 64 billion cbm of gas. In 2002 OMV founded a joint venture, EconGas GmbH (OMV Erdgas GmbH holding 50% – see Note 29) together with a number of Austrian regional gas distribution companies. The business logic behind this move lay in the link it created between OMV's wholesale activities and the distribution companies' retail activities, and the sharing of purchasing and selling risks. Gas prices are based on certain formulas and are periodically adjusted to movements in petroleum product prices. Gas volumes not sold to EconGas GmbH are mostly sold on to the regional gas companies by way of simultaneous contracts.

25 Leasing and rental agreements

OMV Group makes use of both operating and capital leases. Operating leases are used mainly to finance the use of retail station sites, IT equipment and the vehicle fleet. In 2002 such leases gave rise to expenses of EUR 32,248 thousand (2001: EUR 26,897 thousand).

In addition, the tangible fixed assets include the following capitalized amounts for plant and machinery arising from capital leasing contracts entered into by OMV (U.K.) Limited for a gas processing plant and OMV Slovensko, s.r.o. for filling stations and land.

EUR 1,000	2002	2001
Acquisition cost	47,431	50,206
Cumulative depreciation	27,308	30,213
Book value	**20,123**	**19,993**

As of December 31, 2002 commitments under operating and capital leases were as follows:

EUR 1,000		**2002**
	Operating leases	Capital leases
2003	35,805	223
2004	30,103	268
2005	27,165	282
2006	25,767	319
2007	19,472	341
2008 and subsequent years	147,883	3,585
Total commitment	**286,195**	**5,018**
less incidental costs and interest		370
Total net capital lease payments		**4,648**
less current capital lease commitments		176
Long-term capital lease commitments		**4,472**

26 Derivative instruments

Derivative instruments are used to manage risk associated with changes in interest rates, currency exchange rates and commodity prices.

Commodity price risk management

Financial instruments were used to hedge the main risks associated with the extreme price volatility experienced during the period under review – such as the highly negative potential impact of low oil prices on sales – in accordance with an internal corporate guideline on the management of market risk.

OMV chiefly uses put options, call/put spreads and collars to safeguard the earnings of the E&P segment, and margin swaps and call/buy options to hedge the refining margin.

The Company's crude oil deliveries are mainly hedged by over-the-counter (OTC) contracts with expirations of up to 24 months. These are generally based on Brent crude. The premium paid for put options is capitalized, and amortized to income over the maturity of the options. The results of swaps and collars are accounted for as adjustments to sales for the same period as that in which the underlying transaction occurs.



In the R&M segment limited use is made of derivative instruments both to stabilize earnings and to minimize exposure to price risk relating to inventories. Swaps and options are used to hedge the refining margin – the difference between crude and bulk product prices.

The premium paid for put options is capitalized, and recognition as income spread over the maturity of the options. Gains and losses on swaps and collars are recorded as production cost for the period in question.

Exchange traded oil futures and OTC contracts for difference are sometimes used to hedge market price risk exposure in Supply and Trading. Gains and losses from derivative transactions are recognized in the periods during which the underlying transactions take place. Gains and losses on hedging transactions are allocated to the R&M segment.

Collars and swaps do not require an initial investment. Settlement normally takes place at the end of the quarter. The premiums on put options are payable when the contracts are purchased. If the options are exercised, payment of the difference between the strike price and the average market price over the period in question takes place upon expiration.

The notional value of open positions as of December 31 was as follows:

EUR 1,000	2002	2001
Commodity futures	—	15,726
Commodity put options	4,141	202,359
Commodity call/put spreads	269,428	—
Commodity collars	44,864	82,418
Commodity swaps	45,771	62,681
Refining margin swaps	89,973	—
Refining margin call/buy options	89,973	—

Foreign exchange risk management

Short dated forward EUR/USD transactions are used to hedge against the USD risk attaching to crude oil trading and buying. The maturities are generally less than 90 days. Depending on the nature of the underlying transactions, the results of such operations are reported either as other operating income/expenses or as interest income/expenses.

In the R & M segment long-term EUR/USD exchange rate risk is not hedged, as the main petroleum products refined are quoted in USD, and movements in the dollar exchange rate are thus reflected in the euro prices of these products.

In some cases intercompany loans denominated in euro are extended to E & P subsidiaries. Forward exchange transactions are employed to hedge the EUR/USD risk. Forward exchange contracts attributable to specific transactions are treated as part of the underlying transaction. The results of the transaction are reported as income or expenses in the same period as the underlying transaction.

Interest rate management

Variable rate debt is sometimes converted into fixed rate debt by means of interest rate swaps. The spread between the swap and the loan is accounted for as an adjustment of interest expense. As of December 31, 2002 and 2001 there were no open contracts.

Credit risk management

Counterparty credit risk is assessed and monitored on a uniform Group-wide basis. Contracts involving financial instruments are only entered into with counterparties with prime credit ratings. In the interests of risk diversification, financial agreements are always concluded with a number of banks.

27 Fair value of financial items

Estimates of fair value at balance sheet date, discussed below, are normally based on the market information available.

The fair value of securities held as fixed assets, and of securities and investments held as current assets is calculated on the basis of quoted market prices. In the event that there is no quoted price, the determination of a fair value is impracticable.



The book values of the balance sheet items "Accounts receivable and other assets" and "Cash in hand, checks and cash at bank" are reasonable estimates of their fair values, as the assets in question generally have maturities of less than one year.

The fair value of financial liabilities was estimated by discounting future cash flows, applying the interest rates for similar liabilities with like maturities prevailing at balance sheet date.

Because of their generally short maturities, the book value of the liabilities carried under "Other liabilities" is effectively the same as their fair value.

The fair value attributed to derivative financial instruments reflects the amounts that OMV would pay or receive if the positions were closed at the balance sheet date, and thus the current unrealized gains and losses on open positions. Quotations from banks or appropriate pricing models have been used to estimate the fair value of financial instruments at balance sheet date.

Due to the fact that the "Other" contingent liabilities relate to transactions closely tailored to individual requirements, estimation of their fair value is not feasible.

EUR 1,000	2002		2001	
	Book value	Estimated fair value	Book value	Estimated fair value
Balance sheet item:				
Securities held as fixed assets [1]	**360,409**	—	**366,258**	—
Fair value estimation feasible	355,848	394,523	362,338	379,503
Not feasible	4,561	—	3,920	—
Accounts receivable and other assets	**1,049,468**	—	**1,020,013**	—
Book value (excluding put options) approximates to fair value	1,041,585	1,041,585	1,009,887	1,009,887
Put and call/put options	7,883	(1,842)	10,126	25,055
Securities held as current assets	**17,846**	—	**39,987**	—
Fair value estimation feasible	2,440	2,440	27,726	27,726
Not feasible	3,225	—	3,225	—
Own shares				
Fair value estimation not feasible	**12,181**	—	**9,036**	—
Cash in hand, checks, and cash at bank	**196,001**	—	**189,142**	—
Financial liabilities	**679,224**	—	**605,987**	—
Fixed rates	138,336	144,192	162,672	165,485
Variable rates	540,888	540,888	443,315	443,315
Other liabilities	**1,226,289**	**1,226,289**	**1,204,494**	**1,204,032**
Off balance sheet:				
Commodity risk management				
Commodity futures	—	—	—	—
Commodity collars	—	(1,655)	—	7,238
Commodity swaps	—	46	—	(3,246)
Refining margin swaps	—	(789)	—	—

[1] including shares in the Hungarian oil and gas company MOL, which are reported under investments

28 Stock option plan

As in 2000 and 2001, the Annual Stockholders' Meeting of May 24, 2002 approved a long-term incentive plan for the Executive Board and certain senior executives of the Group. Under such value related plans the beneficiaries in question are granted options to acquire OMV stock on condition that certain targets are met.

Main conditions	2002 stock option plan	2001 stock option plan	2000 stock option plan
Duration	1.7.2002 – 30.6.2007	1.7.2001 – 30.6.2006	1.7.2000 – 30.6.2005
Holding period	1.7.2002 – 30.6.2004	1.7.2001 – 30.6.2003	1.7.2000 – 30.6.2002
Exercise period (see capture 4 below)	1.7.2004 – 30.6.2007	1.7.2003 – 30.6.2006	1.7.2002 – 30.6.2005
Exercise price	EUR 100.90	EUR 103.92	EUR 91.43
Number of options per own share held	10	10	10
Eligibility conditions: Own investment, Executive Board	595 shares [1]	420 shares	477 shares
Own investment, senior executives	199 shares [1]	140 shares	159 shares

[1] or 25%, 50% or 75% thereof

Main conditions	2002 stock option plan	2001 stock option plan	2000 stock option plan
(cont'd)			
Number of options granted			
Executive Board members:			
Davies	5,950		
Langanger	4,460		1,590
Roiss	5,950	4,200	4,770
Ruttenstorfer	5,950	4,200	4,770
Total, Executive Board	**22,310**	**8,400**	**11,130**
Former Executive Board members:			
Peyrer-Heimstätt		4,200	4,770
Schenz		4,200	4,770
Total, former Executive Board members		**8,400**	**9,540**
Total, senior executives	13,430	25,200	31,800
Total number of options granted	**35,740**	**42,000**	**52,470**
Plan threshold	Share price of EUR 116.04	Share price of EUR 119.51	Share price of EUR 105.14 and 15% increase in ROACE compared to 1999 [1]

[1] In the event that the ROACE fails to attain its 1999 level during the blocking period, the average amount by which the target has been undershot is added to the target level.

Participation in the stock option plans is subject to the following terms and conditions:

1. Eligibility for participation in the stock option plans is conditional on own investments which must be held at plan commencement (July 1 of each year) and for the entire period until exercise. For the 2000 and 2001 plans the minimum own investment is EUR 43,604 for Executive Board members and EUR 14,535 for other senior executives. Eligibility for the 2002 plan is conditional on an own investment of a maximum of EUR 60,000 in the case of Executive Board members and of EUR 20,000 in that of senior executives. Under the 2002 plan the exercise of options on 25%, 50% or 75% of the maximum holding is permitted.

2. The participants' own investment, divided by the average price of the stock in May 2000, 2001 or 2002, determines the number of shares on which the number of options issued is based; participants receive ten options per own share, calculated in this way.

3. In the event of the disposal of participants' own equity interests the option rights are forfeited. The options are not transferable and expire if not exercised.

4. Provided that the plan thresholds are attained the options can be exercised during the 20 trading days after publication of the quarterly reports (exercise window). Evidence of participants' own investment in the Company must be furnished when exercising an option. Participants in the 2001 and 2002 plans immediately receive the corresponding number of shares upon notification of their intention to exercise of their options. The exercise price is due within 14 days of notice of exercise. Under the 2000 plan the options may be exercised by acquiring the optioned shares, by requesting payment of the difference between the current share price and the exercise price in cash, or by requesting payment in the form of shares.

Apart from the options granted during 2002 and 2001 the only other change in the number of options was 1,590 options with a weighted average exercise price of EUR 91.43 per share, which were forfeited during 2002.

The threshold (a share price of EUR 105.14) for the 2000 plan was not attained during the two exercise windows in the second half of 2002, and it was thus not possible to exercise options.

Valuation of the options is according to the Black-Scholes model.

Notes. Segment reporting

Assuming that the conditions are fulfilled during the exercise period, the fair market value of the stock option plans is as follows:

	2002 stock option plan		2001 stock option plan		2000 stock option plan	
	July 1, 2002	Dec. 31, 2002	July 1, 2001	Dec. 31, 2002	July 1, 2000	Dec. 31, 2002
Total market value (EUR 1,000)	541	291	743	299	1,080	499
Calculation variables:						
Market price of the stock in EUR	100.00	93.58	102.20	93.58	90.60	93.58
Risk-free interest rate	4.8%	3.3%	5.25%	3.1%	5%	2.8%
Term of the options (including blocking period)	5 years	4.5 years	5 years	3.5 years	5 years	2.5 years
Average dividend yield	4.6%	4.6%	4%	4.1%	4%	4.4%
Stock price volatility	21%	21%	21%	21%	28%	21%

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise prices	Number outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price
EUR 90 – 100	52,470	2.5 years	EUR 91.43
EUR 100 – 110	77,740	4 years	EUR 102.53

None of the options were exercisable at December 31, 2002. No compensation cost was recognized in respect of any of the options during the years ended December 31, 2002 and 2001.

Had compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statements 123 "Accounting for Stock-Based-Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts included below:

			2002	2001
Net income (excluding minorities)	as reported	EUR 1,000	318,542	379,198
	pro forma	EUR 1,000	317,765	378,472
Basic earnings per share	as reported	EUR	11.85	14.09
	pro forma	EUR	11.82	14.06
Diluted earnings per share	as reported	EUR	11.85	14.09
	pro forma	EUR	11.82	14.06

Segment reporting

The OMV Group is divided into four operating segments: Exploration and Production (E&P), Refining and Marketing including petrochemicals (R&M), Gas, and Chemicals. Group management, financing activities and certain service functions are concentrated in the Corporate and Other (Co&O) segment. Group segment reporting is in accordance with the principles of SFAS 131.

The oil and gas industry, by its nature, exposes the Group to a number of risks. These include risks in respect of political stability, market conditions, changes in legislation and fiscal arrangements as well as a wide range of operating risks inherent with the industry. A mix of measures is used to manage these risks.

The Group's risk exposure is reduced by its integrated structure and by its policy of maintaining a balance of OECD and non-OECD production within the E&P portfolio. Apart from this, the main steps taken are operational in nature. There is a Group-wide environmental risk reporting system, designed to identify existing and potential obligations so as to enable timely action to be taken. Insurance and tax matters are also dealt with on a Group-wide basis. OMV also acquires and maintains information on the political situation in all the countries where it operates.

Furthermore, regular surveys are undertaken across the Group to identify current litigation, and pending court and administrative proceedings.

Fundamental business decisions are made by the Executive Board of OMV. The business segments are independently managed, as each represents a strategic unit, with different products and markets.

The **E & P** activities are mainly focused on Albania, Australia, Austria, Iran, Ireland, Libya, New Zealand, Pakistan, Sudan, the UK, Vietnam and Yemen.

The **R & M** segment operates two refineries, and has strong positions in the retail and commercial businesses in its main markets – Austria, and Central and Eastern Europe. The segment's 25% stake in Borealis A/S gives it a strong foothold in the polyolefin business.

The **Gas** segment has a strong position in gas transmission via Austria, in gas import and in gas storage. The Company is the sole operator of transit gas pipelines in Austria. In 2001 the activities of the Gas segment of OMV Aktiengesellschaft were transferred to a wholly own subsidiary, OMV Erdgas GmbH. In response to gas market liberalization in 2002, a joint venture – EconGas GmbH – was formed together with a number of regional gas distribution companies. OMV Erdgas GmbH holds a 50% interest in this company. The shareholders' wholesale and distribution activities have been merged into this enterprise, which is the first player on the European gas market to target business customers. The joint venture agreement was signed near the end of 2002, and the investment entered into legal effect with the entry of the new company in the commercial register January 2003. As a result of the transfer of business to EconGas GmbH, from 2003 onwards some EUR 600 million in revenue (at current gas prices) will no longer be recorded as sales in the consolidated statement of income; instead OMV's share of EconGas GmbH's profits will be recognized in the financial result.

The **Chemicals** segment is a leading melamine and fertilizer producer. The Polyfelt Group, which produces plastics (geotextiles), has been added to the Chemicals segment.

The key measure of the operating performance used is earnings before interest and tax (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Inter-group sales and cost allocations of the parent company are recognized in accordance with internal OMV policies. Management takes the view that the transfer prices of goods and services exchanged between segments correspond to market prices. The income effects of business transactions not attributable to operating segments are recognized in the results of the Co & O segment.

30 Industry segment information

EUR million						Industry segment	
		E & P	R & M	Gas	Chemicals	Co & O	Total
Sales of segment [1]	2002	733.90	4,923.04	1,483.11	469.06	95.12	7,704.23
	2001	765.37	5,579.82	1,438.17	439.70	80.90	8,303.96
less intra-group sales	2002	(531.53)	(2.60)	(9.14)	(0.62)	(80.94)	(624.83)
	2001	(476.68)	(1.54)	(16.69)	(0.39)	(72.28)	(567.58)
Net sales to customers	2002	202.37	4,920.44	1,473.97	468.44	14.18	7,079.40
	2001	288.69	5,578.28	1,421.48	439.31	8.62	7,736.38
EBIT [2]	2002	256.14	124.72	115.38	42.75	(44.23)	494.76
	2001	272.97	223.09	110.54	48.74	(45.69)	609.65
Identifiable assets	2002	990.44	2,706.01	895.15	865.15	692.03	6,148.78
	2001	969.70	2,454.28	822.90	859.75	664.91	5,771.54
Capital expenditure [3]	2002	226.85	281.63	104.30	49.05	12.67	674.50
	2001	132.31	190.63	69.09	38.00	21.87	451.90
Depreciation	2002	111.16	138.47	52.79	29.70	7.26	339.38
	2001	116.14	130.78	48.75	29.18	9.00	333.85


73

[1] sales excluding petroleum excise tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] not identical to additions to fixed assets; the difference results mainly from additions to securities and charges in the consolidated Group

Income from associated companies (see Note 17) is accounted for by R & M at EUR 1,325 thousand (2001: EUR 1,118 thousand), the Gas segment at EUR 13,855 thousand (2001: EUR 10,695 thousand) and the Chemicals segment at EUR 1,500 (2001: 0).

31

Geographical segment information

EUR million								Geographical segment
		Austria	Germany	Other EU	CEE [3]	Rest of Europe	Rest of the world	Total
Sales by destination [1]	2002	4,023.45	907.11	317.81	1,470.39	210.31	150.33	7,079.40
	2001	4,473.72	862.21	668.23	1,406.74	191.06	134.42	7,736.38
EBIT [2]	2002	268.68	32.24	52.53	26.05	1.65	113.61	494.76
	2001	355.36	88.66	45.90	16.84	(0.33)	103.22	609.65
Intangible assets and tangible assets	2002	1,702.43	363.75	314.31	472.68	1.10	424.01	3,278.28
	2001	1,641.38	331.74	333.34	383.37	0.37	363.85	3,054.05

[1] sales excluding petroleum excise tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] CEE: Central and Eastern Europe

Vienna, March 7, 2003

The Executive Board



Wolfgang Ruttenstorfer
Chairman



Gerhard Roiss
Deputy Chairman



David C. Davies



Helmut Langanger

Auditors' opinion.

We hereby grant the Group financial statements of OMV Aktiengesellschaft, Vienna, prepared in accordance with generally accepted accounting principles in Austria for the year ended December 31, 2002, pages 20 and 21 and 36 to 77, the following unqualified audit opinion:

"After due examination, we certify that the accounting records and the consolidated financial statements comply with the legal regulations. The Group financial statements give a true and fair view of the Group's assets, liabilities, financial position and profitability, and are in accordance with generally accepted accounting principles. The Directors' Report is consistent with the financial statements."

Vienna, March 7, 2003

AUDITOR TREUHAND GMBH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft





Michael Schober **Manfred Geritzer**

Certified public accountants
Auditor Treuhand GmbH is a member of

Deloitte & Touche

Notes. Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20%

Domestic			2002
	Parent company	Equity interest	Type of consolidation [1]
Exploration und Production			
ALTEC Umwelttechnik GmbH, Vienna	OPROT	55.56	FC
Kärntner Restmüllverwertungs GmbH, Klagenfurt	OPROT	28.50	OI
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (BAYERN) Exploration GmbH, Vienna	OPEX	100.00	NCS
OMV (IRAN) onshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (IRELAND) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil and Gas Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Production GmbH, Vienna (OILP)	OPEX	100.00	FC
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMV	100.00	FC
OMV PEX Öl und Gas Exploration Gesellschaft m.b.H., Vienna (OPEX)	OMV	100.00	FC
OMV Proterra GmbH, Vienna (OPROT)	OMV	100.00	FC
OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (SUDAN) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (VIETNAM BLOCK 111) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (YEMEN) Exploration GmbH, Vienna	OPEX	100.00	FC
van Sickle Gesellschaft m.b.H., Neusiedl/Zaya	OMV	100.00	FC
Refining and Marketing including petrochemicals			
Adria-Wien Pipeline Gesellschaft m.b.H., Klagenfurt	OMV	55.00	ACE①
Aircraft Refuelling Company GmbH, Vienna	OMV	50.00	OI
AUSTRIA Mineralöl GmbH, Vienna (AUS)	OMV	100.00	FC
Autobahn-Betriebe Gesellschaft m.b.H., Vienna	OMV	47.19	OI
Colpack Austria Brennstoffhandel GmbH, Vienna	OMV	50.00	ACE
Erdöl-Lagergesellschaft m.b.H., Lannach	OMV	55.60	ACE①
GENOL Gesellschaft m.b.H., Vienna	OMV	29.00	OI
GENOL Gesellschaft m.b.H. & Co, Vienna	OMV	29.00	ACE
HOFER Mineralölvertrieb GmbH, Wilfersdorf	AUS	70.00	FC
OMV – International Services Ges. m.b.H., Vienna	OMV	100.00	FC
VIVA Tankstellenbetriebs-GmbH, Vienna	OMV	100.00	NCS
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau	OMV	79.67	FC
Gas			
AGCS Gas Clearing and Settlement AG, Vienna	OERDG	20.22	OI
AGGM Austrian Gas Grid Management AG, Vienna	OERDG	100.00	FC
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OERDG	51.00	ACE
Cogeneration-Kraftwerke Management Oberösterreich Gesellschaft m.b.H., Linz	COG	50.00	ACE
Cogeneration-Kraftwerke Management Steiermark Gesellschaft m.b.H., Graz	COG	33.33	ACE
ENSERV Energieservice GmbH, Linz	OOEFG	37.00	OI
ENSERV Energieservice GmbH & Co KG, Linz	OOEFG	37.00	OI
Ferngas Beteiligungs-Aktiengesellschaft, Vienna (FBET)	OEBG	68.23	FC
Gas Hub Baumgarten GmbH, Vienna	OERDG	100.00	FC
GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna	OERDG	50.00	ACE
Oberösterreichische Ferngas AG, Linz (OOEFG)	FBET	50.00	ACE
OMV Cogeneration GmbH, Vienna (COG)	OERDG	100.00	FC
OMV Erdgas GmbH, Vienna (OERDG)	OMV	100.00	FC
OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna (OEBG)	OERDG	100.00	FC
Chemicals			
Agrolinz Melamin GmbH, Linz (AMG)	OMV	100.00	FC
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H., Linz	AMG	47.98	OI
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H., Linz	AMG	100.00	NCS
POLYFELT Gesellschaft m.b.H., Linz (PFG)	OMV	100.00	FC
Corporate and Other			
OMV Clearing und Treasury GmbH, Vienna	SNO	100.00	FC
OMV Service Netzwerk GmbH, Vienna (SNO)	OMV	100.00	FC
VA OMV Personalholding GmbH, Linz	SNO	50.00	OI

[1] Type of consolidation:

FC Full consolidation

ACE Associated companies consolidated under the equity method

ACE① Despite a majority stockholding the rights of OMV Aktiengesellschaft are subject to considerable and lasting limitations due to syndicate agreements which prevent OMV from exercising control (section 249 paragraph 1.1 of the ACC)

NCS Non-consolidated subsidiaries
Because of immateriality in terms of providing a true and fair view of the asset position, financial position and profit position of the Group no consolidated (section 249 paragraph 2 of the ACC)

OI Other investments at acquisition costs – not consolidated
Because of immateriality in terms of providing a true and fair view of the asset, financial and profit position of the Group no equity consolidation (section 263 paragraph 2 of the ACC)

Non-domestic			2002
	Parent company	Equity interest	Type of consolidation [1]
Exploration und Production			
OMV AUSTRALIA PTY LTD., Perth (OAUST)	OMV	100.00	FC
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMV	100.00	FC
OMV New Zealand Ltd., Perth	OAUST	100.00	NCS
OMV OF LIBYA LIMITED, Douglas	OMV	100.00	FC
OMV Petroleum Pty Ltd., Perth	OAUST	100.00	FC
OMV (U.K.) Limited, London	OMV	100.00	FC
Repsol Inco AG, Zug	OILP	30.00	OI
Repsol Oil Operations AG, Zug	OILP	30.00	OI
Refining and Marketing including petrochemicals			
Abu Dhabi Petroleum Investments LLC, Abu Dhabi	OMV	25.00	OI
Borealis A/S, Lyngby	IOB	50.00	ACE
DUNATAR Köolajtermék Jároló és Kereskedelmi Kft., Budapest	OHUN	48.28	OI
IOB Holdings A/S, Kopenhagen (IOB)	OMV	50.00	ACE
Istrabenz holdinska druzba, d.d., Koper (ISTR)	OMV	25.00	OI
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia	OMV	100.00	FC
OMV Ceská republika, s.r.o., Prag (OTCH)	OMV	100.00	FC
OMV Deutschland GmbH, Burghausen	OMV	100.00	FC
OMV Hungária Asványolaj Kft., Budapest (OHUN)	OMV	85.00	
	OTCH	15.00	FC
OMV ISTRABENZ d.o.o., Zagreb (ISTRA)	OSLOM	100.00	ACE
OMV ISTRABENZ Holding Company Plc., Koper (OSLOM)	OMV	50.00	
	ISTR	50.00	ACE
OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper	OSLOM	90.00	ACE
OMV Italia S.r.l., Bozen	OSLOM	100.00	ACE
OMV – JUGOSLAVIJA d.o.o., Belgrad	OMV	100.00	FC
OMV Slovensko, s.r.o., Bratislava (OSLO)	OMV	100.00	FC
OMV Slovensko Cerpacie stanice, spol. s.r.o. i.L., Bratislava (SLOTS)	OSLO	100.00	NCS
OMV Supply & Trading AG, Zug	OMV	100.00	FC
OMV Szolgàltatàsok Kft., Budapest	OHUN	100.00	NCS
OMV Trading a.s., Bratislava	OSLO	100.00	FC
OMV TRADING SERVICES LIMITED, London	OMV	100.00	NCS
Routex B.V., Amsterdam	OMV	26.67	OI
SC OMV Romania Mineraloel s.r.l., Bukarest	OMV	100.00	FC
The Rompetrol Group NV	OMV	25.10	OI
Gas			
ADRIA LNG STUDY COMPANY LIMITED, Valletta	OERDG	20.40	OI
Ferngas Bohemia s.r.o., Ceske Budejovice	OOEFG	100.00	OI
OMV Cogeneration d.o.o., Beograd	COG	100.00	NCS
Chemicals			
Agrokémia Békéscsaba Kft., Békéscsaba	ALMAG	100.00	NCS
Agrokémia Dombóvár Kft., Dombóvár	ALMAG	100.00	NCS
Agrokémia Szolnok Kft., Szolnok	ALMAG	82.20	NCS
Agrokémiai Kft., Beled	ALMAG	76.70	NCS
Agrolinz Ceské Budéjovice s.r.o., Budweis	AMG	100.00	NCS
Agrolinz Inc., Memphis	AMG	100.00	NCS
Agrolinz Magyarorszag Kft., Budapest (ALMAG)	AMG	100.00	NCS
Agrolinz Melamin Deutschland GmbH, Lutherstadt Wittenberg	AMG	75.00	FC
Agrolinz Melamin Italia S.r.l., Castellanza	AMG	100.00	FC
Agrolinz Melamin North America Inc., Chicago	AMG	100.00	NCS
Agrolinz Slovakia s.r.o., Chotin	AMG	100.00	NCS
BIDIM Geosynthetics S.A., Bezons (BIDIM)	PFG	100.00	FC
Commodity Trading International Ltd., Hamilton, Bermuda	PFG	50.00	OI
POLYFELT Deutschland GmbH, Dietzenbach	PFG	100.00	NCS
Polyfelt Geosynthetics Brasil Ltd. i.L., Sao Paolo	PFG	94.24	
	PFE	5.76	NCS
Polyfelt Geosynthetics Iberia S.L., Madrid (PFE)	PFG	95.00	
	BIDIM	5.00	NCS
Polyfelt Geosynthetics Italia S.r.l., Lazzate	PFG	100.00	NCS
Polyfelt Geosynthetics Pte. Ltd., Singapore	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Schweiz) AG, Zürich	PFG	100.00	NCS
Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur/Shah Alam	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Thailand) Ltd., Bangkok	PFG	49.00	OI
Polyfelt Geosynthetics (UK) Ltd., Telford	PFG	100.00	NCS
Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam (PFMAL)	PFG	100.00	FC
Corporate and Other			
Amical Insurance Limited, Douglas (AMIC)	OMV	100.00	FC
Diramic Insurance Limited, Gibraltar	AMIC	100.00	NCS

US GAAP. Auditors' report

We have audited the reconciliation statements of stockholders' equity as of December 31, 2002 and 2001 and consolidated net income for the years then ended, set out on pages 79 and 80 of the notes to the Group's annual financial statements. These statements reconcile stockholders' equity as of the year end and consolidated net income for the year then ended and determined in accordance with generally accepted accounting principles in Austria (Austrian GAAP) and as reported in the audited consolidated financial statements of the OMV Group, to stockholders' equity as of the year end and consolidated net income for the year then ended as determined in conformity with accounting principles generally accepted in the United States of America (US GAAP) and the accounting policies set out in Notes 32 to 42.

We have also audited the supplementary disclosures presented in Notes 43 to 49, which provide the information, additional to that disclosed in the audited consolidated financial statements, that is required by US GAAP. These supplementary disclosures should be read in conjunction with the audited consolidated financial statements prepared in accordance with Austrian GAAP.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of the financial statements and the related reconciliation statements on pages 79 and 80 and the supplementary disclosures set out in Notes 32 to 49. In particular, the directors should select suitable accounting policies and apply them consistently and make judgements and estimates that are reasonable and prudent. The directors are also responsible for ensuring that the company keeps proper accounting records and for safeguarding the assets of the company.

It is our responsibility as auditors to form an independent opinion, based on our audit, on the reconciliation statements set out on pages 79 and 80 and the supplementary disclosures set out in Notes 32 to 49.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on pages 79 and 80 and in Notes 32 to 49. An audit also includes assessing the accounting principles applied and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the reconciliation statements present fairly in all material respects the reconciliations of stockholders' equity as of December 31, 2002 and 2001 and consolidated net income for the years then ended, as shown in the audited consolidated financial statements and determined in accordance with Austrian GAAP, to stockholders' equity and net income as determined in accordance with US GAAP.

Further, in our opinion, the supplementary disclosures set out in Notes 43 to 49 in respect of the years ended December 31, 2002 and 2001, present fairly such information, additional to that disclosed in the audited consolidated financial statements of the OMV Group set out on pages 46 to 77 and determined in accordance with accounting principles generally accepted in Austria, required by US GAAP.

Vienna, March 7, 2003

AUDITOR TREUHAND GMBH

Wirtschaftsprüfungs- und Steuerberatungsgesellschaft





Michael Schober **Manfred Geritzer**

Certified public accountants

Auditor Treuhand GmbH is a member of

Deloitte & Touche

US GAAP. Reconciliation of net income and stockholders' equity

Net income

EUR 1,000	2002	2001	Note
Net income according to ACC	322,185	381,650	
Income attributable to minority interests	(3,643)	(2,452)	
Net income after minority interests	**318,542**	**379,198**	
Depreciation of fixed assets (other than E & P assets)	(35,235)	(38,523)	32
Depreciation of fixed assets in E & P	1,161	11,212	33
Sale and leaseback transactions	1,074	2,142	34
Own shares – reversal of valuation	234	(532)	40
Purchase of associates	2,260	919	35
Pensions, severance payments and jubilee payments	31,876	34,033	36
Restructuring programs	22,930	(23,151)	37
Other provisions	(140)	5,985	38
Foreign currency translation and transactions	(897)	78	39
Securities	4,811	2,200	40
Derivative instruments	(30,962)	18,173	41
Difference from change in accounting principles	(10,699)	(1,238)	47
Deferred taxes	(3,511)	(1,990)	42
Net income according to US GAAP	**301,444**	**388,506**	
Calculation of other comprehensive income (net of tax):			43
Foreign currency translation adjustments	(38,757)	15,315	
Minimum pension obligation adjustment	(43,700)	(68,697)	36
Unrealized gains on securities	9,680	9,799	46
less reclassification adjustments	1,458	1,247	
Other comprehensive income	**(71,319)**	**(42,336)**	
Comprehensive income	**230,125**	**346,170**	

Stockholders' equity

EUR 1,000	2002	2001	Note
Stockholders' equity according to ACC	2,411,195	2,248,406	
Minority interests	(26,628)	(24,483)	
Stockholders' equity after minority interests	**2,384,567**	**2,223,923**	
Depreciation of fixed assets (other than E & P assets)	121,939	157,174	32
Fixed assets in E & P: Scheduled depreciation	93,874	99,646	33
Impairment	(115,000)	(136,843)	
Gross up	85,554	89,260	
Own shares	(12,181)	(9,036)	40
Sale and leaseback transactions	—	(1,074)	34
Purchase of associates	(10,703)	(12,959)	35
Pensions, severance payments and jubilee payments	(164,701)	(130,208)	36
Restructuring programs	74,724	51,794	37
Other provisions	60,018	59,829	38
Foreign currency translation and transactions	1,082	2,039	39
Securities	38,677	16,992	40
Derivative instruments	(12,124)	18,921	41
Difference from change in accounting principles	(9,920)	779	47
Deferred taxes	(81,017)	(85,722)	42
Stockholders' equity according to US GAAP	**2,454,789**	**2,344,515**	

Earnings per share (EPS)	Income 2002 1,000 EUR	Number of shares 2002	EPS 2002 EUR	EPS 2001 EUR
Basic EPS according to ACC	318,542	26,885,367	11.85	14.09
Diluted EPS according to ACC	318,542	26,887,519	11.85	14.09
Net income according to US GAAP	301,444			
Basic EPS according to US GAAP	301,444	26,885,367	11.21	13.94
Diluted EPS according to US GAAP	301,444	26,887,519	11.21	13.94

Options to purchase 42,000 common shares at EUR 103.92 per share and 35,760 common shares (2001: 42,000) at EUR 100.90 per share (2001: EUR 103.92) within the stock option plans were outstanding and were not included in the calculation of diluted EPS because the exercise price was greater than the average market price of the common shares.

Notes to the reconciliation

32 Depreciation of fixed assets (other than E&P assets)

In the mid-1990s the depreciation lives of certain processing units, which had been set up according to a conservative approach, were extended on the basis of expert technical opinions. This extension of useful lives has been accounted for prospectively under ACC; i.e. the net book value of the assets concerned is depreciated over the new estimated remaining life. By contrast, under US GAAP the change in useful economic lives has been accounted for retrospectively.

Under Statement of Financial Accounting Standards (SFAS) 142 goodwill is no longer amortized but is tested for impairment annually or whenever indications of impairment emerge. Likewise, goodwill related to investments valued at equity is no longer amortized. Here, the impairment test prescribed by APB Opinion 18, "The Equity Method of Accounting for Investments in Common Stock", is retained. Under SFAS 142 intangible assets with indefinite useful lives are not amortized, and instead are measured at the lower of acquisition cost or market value, and are subjected to impairment tests at least annually. All other capitalized intangible assets continue to be amortized over their useful economic lives.

SFAS 142 has been applied for the first time when preparing the annual financial statements for 2002. This has had a positive impact on income due to the reversal of EUR 5,409 thousand in goodwill amortization recognized under ACC (had SFAS 142 been applied on January 1, 2001, amortization of goodwill and intangible assets with indefinite useful lives amounting to EUR 5,531 would not have occurred). Accordingly, the adjusted net income and basic earnings per share would have been EUR 394,037 thousand and EUR 14.14 per share respectively.

33 Depreciation of fixed assets in E&P

The accounting treatment under ACC is disclosed in Note 2 a. Except as noted below, the approach taken is consistent with US GAAP.

Under US GAAP, all capitalized exploration and development costs, and support equipment are depreciated on a unit-of-production basis, based on proved developed reserves. At year end an impairment test is performed on a field-by-field basis, by comparing estimated undiscounted future net revenues before taxes (based on management's best estimate of future costs and prices) with the net book value of oil and gas assets. Where this indicates a decrease in value, the write-down is calculated as the difference between estimated discounted future net revenues before taxes and the net book value of oil and gas assets.

US GAAP requires a deferred tax liability to be recognized as the difference between the fair value of oil and gas properties acquired and their corresponding tax basis. Since goodwill is generally not recognized upon the acquisition of oil and gas properties this results in an increase in the purchase price attributed to oil and gas properties. ACC does not require a procedure of this sort.

34 Sale and leaseback transactions

In 1988 OMV Deutschland GmbH entered into sale and leaseback transactions in respect of tank farms. Under ACC the gains on these transactions were recognized when the agreements were signed, and subsequent lease payments were charged to the income statement as incurred. As these agreements represent financing transactions under US GAAP, gains on disposals have been eliminated from the proceeds. In 1998 the repurchase option for the last outstanding agreement was exercised. At balance sheet date no sale and leaseback agreement was outstanding, although there was an adjustment amount arising from the repurchase. This was depreciated over three-and-a-half years.

35 Purchase of associates

Under ACC acquisitions of companies and investments therein are recognized at the time of the transfer of control, whereas under US GAAP recognition is at the effective date of closure of the transaction. When OMV acquired its interest in Borealis A/S the gap between the date of the acquisition and initial consolidation resulted in differences in assets as accounted for on an ACC and a US GAAP basis. The difference is being amortized over 15 years. As a result of the application of SFAS 142 this item also reflects the impact of the reversal of goodwill amortization of EUR 803 thousand relating to further associates valued at equity (see Note 32).

36 Severance payments, pensions and jubilee payments

Under ACC the group provides for pension obligations, severance and jubilee payments according to actuarial principles, using the standard entry age method. Actuarial gains and losses are recognised in full as they arise.

Under US GAAP such provisions are calculated using the projected unit credit method. Actuarial gains and losses that fall within a corridor defined as 10% of the greater of the projected benefit obligations and the market-related value of plan assets at the beginning of the year are not recognised. The excess actuarial gains and losses that fall outside this corridor is amortized over the average remaining service period of active employees expected to receive benefits under the plan. US GAAP also requires an additional minimum pension liability to be recorded if the accumulated benefit obligation exceeds the fair value of plan assets plus the existing accrued liability. If an additional liability required to be recognized exceeds unrecognised prior service cost the excess is recorded in other comprehensive income net of taxes. Under ACC the interest element of the pension charge is carried under interest expenses whereas under US GAAP it is reported under operating expenses.

37 Restructuring programs

Under ACC the Group forms provisions for voluntary modifications to employees' remuneration agreements, and voluntary or involuntary separations if it is probable that these will give rise to expenses and the amounts can be reliably estimated.

Under US GAAP voluntary modifications to employees' remuneration arrangements are recorded when the employees concerned accept the Company's offer. Provisions for involuntary terminations are recorded if a detailed plan, which has been approved by management, is communicated to the employees prior to the balance sheet date.

38 Other provisions

Under ACC the cost of future decommissioning and restoration of wells and related above-ground production systems is accrued on a straight-line basis and reported under a separate liability item. The accrual period corresponds to the depreciation period for the asset in question. Under US GAAP future restoration costs are accrued on a unit-of-production basis.

OMV also has an obligation to maintain strategic crude oil and petroleum product reserves in Austria. The size of these reserves is based on the volumes of crude oil and petroleum products imported in the past. Under ACC, OMV provides for the resultant future storage costs as of the balance sheet date. Under US GAAP these storage costs do not qualify as a loss contingency and therefore are not recorded as liabilities at the balance sheet date.



39 Foreign currency translation and transactions

Under ACC, individual capitalized monetary items denominated in foreign currencies are translated into the reporting currency using the higher of the transaction rate or the period end closing rate, in the case of liabilities, and the lower of the two in the case of assets. As a result unrealized exchange gains are not recognized. Under US GAAP, monetary assets and liabilities are recorded at period end rates, and any resulting unrealized gain or loss is recognized in the income statement.

40 Securities

Debt and equity securities are accounted for at the lower of cost or market in the ACC consolidated financial statements. The investment in the Hungarian oil and gas company MOL (a 10% interest) is recorded at cost. Under US GAAP these securities are classified as "available for sale". Temporary changes in fair value are excluded from income and carried under stockholders' equity. Other than temporary impairments are recognized in the income statement.

Own shares

Under ACC own shares purchased are recorded within securities and investments at the lower of cost and market value. Any impairments are recorded through the consolidated statement of income. Under US GAAP own shares are recorded as a deduction from shareholders equity. Impairments of own shares are not recorded through the consolidated statement of income.

41 Derivative instruments

Under ACC, provision is made for unrealized losses on derivative transactions not qualifying for hedge accounting. Unrealized gains are not recognized.

The OMV Group adopted SFAS 133 with effect from January 1, 2001. For the purposes of identifying embedded derivatives only contracts entered into or modified after January 1, 1999 were considered.

SFAS 133 requires measurement of all derivatives and embedded derivatives at fair value and establishes detailed rules for hedge accounting. OMV Group has no plans at present to adopt hedge accounting under this standard.

Accordingly, all derivatives were marked to market through income, and this resulted in a negative adjustment of EUR 30,962 thousand (2001: upward adjustment of EUR 18,173 thousand), partly in consequence of reversals relating to 2001.

EUR 1,000	Book value US GAAP 2002	Book value US GAAP 2001
Derivative instruments as of December 31 – carrying amount under ACC	7,883	10,126
Reconciliation	(12,124)	18,921
Fair value equals carrying value as of December 31	**(4,241)**	**29,047**

EUR 1,000	Accounting change US GAAP 2001	Impact on US GAAP net income 2001
Derivative instruments as of December 31, 2000 – carrying amount under ACC	10,874	
Cumulative catch-up from first-time application of SFAS 133	13,330	13,330
Fair value as of January 1, 2001	**24,204**	
Fair value adjustment – profit on ordinary activities	4,843	4,843
Fair value equals carrying value as of December 31, 2001	**29,047**	**18,173**

42 Deferred taxes

The reconciliation of net income and stockholders' equity in respect of deferred taxes relates solely to the tax effects of the other US GAAP adjustments.

The deferred taxes relating to the corresponding balance sheet items (see Notes 8 and 45) are shown both for ACC and for US GAAP without netting-off of deferred tax assets and liabilities.

In the balance sheet deferred tax assets and liabilities are netted-off, in accordance with ACC. Under US GAAP netting is only permissible in respect of taxable items within the same tax jurisdiction and where the timing corresponds.

Supplementary US GAAP disclosures

43
Other comprehensive income

The following table sets out the disclosures, required under US GAAP, not included in the net income reconciliation:

EUR 1,000			2002			2001
	Gross	Taxes	Net	Gross	Taxes	Net
Foreign currency translation adjustments	(38,757)	—	(38,757)	15,315	—	15,315
Minimum pension liability adjustment	(66,369)	22,669	(43,700)	(104,087)	35,390	(68,697)
Unrealized gains (losses) on securities	14,665	(4,985)	9,680	14,844	(5,045)	9,799
less reclassification adjustments	2,210	(752)	1,458	1,890	(643)	1,247
Other comprehensive income	**(88,251)**	**16,932**	**(71,319)**	**(72,038)**	**29,702**	**(42,336)**

The breakdown of accumulated other comprehensive income, net of tax, is as follows:

EUR 1,000	Dec. 31, 2002	Changes in 2002	Dec. 31, 2001	Changes in 2001	Jan. 1, 2001
Foreign currency translation adjustments	(18,468)	(38,757)	20,289	15,315	4,974
Minimum pension liability adjustment	(123,764)	(43,700)	(80,064)	(68,697)	(11,367)
Unrealized gains (losses) on securities	18,253	11,138	7,115	11,046	(3,931)
Accumulated other comprehensive income	**(123,979)**	**(71,319)**	**(52,660)**	**(42,336)**	**(10,324)**

44
Severance payments, pensions and jubilee payments

Severance payments

Employees of Austrian companies are entitled to receive severance payments upon termination of their employment or reaching normal retirement age. The entitlements depend on years of service and final compensation levels. Although these obligations are partly funded for tax reasons, the related debt securities and fund shares do not qualify as plan assets under US GAAP. Agrolinz Melamin Italia S.r.l. operates defined contribution plans for severance payments. The payments are due upon termination of employment.

Pensions

There are defined benefit plans for 22% of the workforce and defined contribution plans for 49%. The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years. Although the Group has purchased debt securities to cover part of the obligations under the defined benefit plans, these assets do not qualify as plan assets under US GAAP. These pension plans are non-contributory.

In the case of the defined contribution plans the reported expense corresponds to the contributions payable for the period.

Jubilee payments

In certain industries in Austria and Germany employees are entitled to jubilee payments after completion of a given number of years of service. These plans are non-contributory and unfunded.

The following table shows the **status of the main defined benefit plans**:

EUR 1,000	2002	2001
Projected benefit obligation as of January 1	1,426,279	1,271,728
Translation differences	(10)	0
Service cost	13,258	14,747
Interest cost	66,764	70,637
Cost of special termination benefits	1,741	46,644
Benefits paid	(101,094)	(108,014)
Actuarial gain (loss) for the period	17,951	130,537
Projected benefit obligation at year end	**1,424,889**	**1,426,279**

EUR 1,000 (cont'd)	2002	2001
Change in plan assets:		
Plan assets as of January 1	288,757	323,678
Return on plan assets	(17,633)	(39,098)
Benefits paid	(9,462)	(8,134)
Employer's contributions	18,545	12,311
Plan assets at year en	**280,207**	**288,757**
Status of financing	1,144,682	1,137,522
Unrealized actuarial gain (loss) on PBO [1]	(109,417)	(80,299)
Unrealized actuarial gain (loss) on plan assets	(96,687)	(66,652)
Provision according to US GAAP before AML [2]	**938,578**	**990,571**
Adjustment of minimum pension liability – all recognized in OCI [3]	187,679	121,310
Provision according to US GAAP after AML [2]	**1,126,257**	**1,111,881**

[1] Projected benefit obligation
[2] Additional minimum liability
[3] Other comprehensive income

The status of the **projected benefit obligation at balance sheet date** was as follows:

EUR 1,000	2002	2001
Accumulated benefit obligation	**1,326,771**	**1,321,508**
Future salary increases	98,118	104,771
Projected benefit obligation	**1,424,889**	**1,426,279**

The projected obligation includes special termination benefits of EUR 165,243 thousand (2001: 195,918).

The projected benefit obligation was calculated on the basis of a discount rate of 4.8% (2001: 5%), a long-term rate of increase in remuneration of 3.85% (2001: 3.85%) and an inflation rate of 1.8% (2001: 2%) was assumed.

The unrecognized transitional obligation determined as of January 1, 1987 was amortized on a straight-line basis over a 15-year period, ending on December 31,2001. Until December 31, 2001, the unrealized gain arising from amendments to the retirement pension plan at OMV Aktiengesellschaft in 1992 and 1993 was amortized on a straight-line basis over the average remaining years of service of employees active at the date of amendment.

Periodic pension cost under US GAAP (including the periodic cost of severance and jubilee payments):

EUR 1,000	2002	2001
Service cost	13,258	14,747
Interest cost	66,764	70,637
Expected return on plan assets	(25,879)	(24,557)
Recognized gains from plan amendments	—	(16,356)
Recognized transition obligations	—	24,735
Recognized actuarial gains (losses)	(3,741)	(9,471)
Cost of settlements and special termination benefits	1,741	46,644
Net pension cost	**52,143**	**106,379**
Defined contribution plans	9,578	7,766
Total net periodic pension cost	**61,721**	**114,145**

For calculating the interest of plan assets a long-term interest rate of 7% (2001: 7.5%) had been applied. The "Cost of settlements and special termination benefits" item chiefly relates to the voluntary personnel reduction plans operated by OMV Aktiengesellschaft and OMV Erdgas GmbH (2001: principally OMV Aktiengesellschaft and Agrolinz Melamin GmbH).

The average remaining lifespan of OMV Aktiengesellschaft employees with accrued pension entitlements is projected at 12 years (33% of total projected entitlements in the Group).

The remaining lifespan of entitlements to severance and jubilee payments in the Group, and to pensions under the OMVD Deutschland GmbH plan (representing a combined 22% of total projected entitlements in the Group) averages 15 years. Average projected remaining lifespans or service of between three and 24 years are applied to all other plans.

45 Taxes on income

Deferred tax assets after reconciliation with US GAAP comprise:

EUR 1,000	**2002**	[thereof short-term]	**2001**	[thereof short-term]
Intangible fixed assets	92	[—]	12	[—]
Tangible fixed assets	5,337	[—]	6,307	[—]
Financial assets	35,639	[—]	30,213	[—]
Deferred PRT asset	24,695	[—]	19,731	[—]
Inventories	49,035	[45,485]	39,326	[39,326]
Accounts receivable and other assets	1,371	[1,371]	2,135	[2,135]
Provisions for pensions and severance payments	110,207	[—]	75,940	[—]
Other provisions	42,492	[4,924]	55,665	[4,969]
Liabilities	415	[1]	491	[491]
Other deferred taxes	18,573	[157]	17,056	[162]
Tax-loss carry forward	81,132	[431]	85,107	[3,092]
Total (before valuation allowance)	**368,988**	**[52,369]**	**331,983**	**[50,175]**

Deferred tax liabilities after reconciliation with US GAAP comprise:

EUR 1,000	**2002**	[thereof short-term]	**2001**	[thereof short-term]
Intangible fixed assets	503	[—]	45	[—]
Tangible fixed assets	193,198	[—]	164,212	[—]
Financial assets	28,211	[13,150]	8,432	[5,836]
Corporation tax on deferred PRT assets	9,437	[—]	6,991	[—]
Accounts receivable and other assets	3,230	[3,230]	17,945	[17,945]
Untaxed reserves	23,717	[—]	21,937	[—]
Reversal of other provisions	—	[—]	20,416	[8]
Liabilities	—	[—]	48	[—]
Other	25,394	[533]	26,350	[663]
Total	**283,690**	**[16,913]**	**266,376**	**[24,452]**

As of December 31, 2001 and 2002, there was no difference between the valuation allowances under US GAAP and ACC.

The reconciliation of the effective income tax rate on an ACC basis with US GAAP is as follows:

	2002	**2001**
Effective income tax rate under ACC (see Note 20)	**32.0%**	**33.0%**
Tax effect of US GAAP adjustments	1.7%	(0.3)%
Effective income tax rate under US GAAP	**33.7%**	**32.7%**

46 Unrealized gains on securities

Under ACC other investments are reported under financial assets, and securities and equity interests under financial assets or current assets.

The Group classified none of its securities as held-to-maturity or trading securities. Under US GAAP available-for-sale securities are reported at fair market value, and gains and losses from changes in market value are [illegible] until realized but are accounted for as an adjustment to stockholders' equity.

The book value, gross unrealized gains and losses, and the fair market value by class of available-for-sale security are as follows:

EUR 1,000					December 31, 2002
	Book value as presented in the consolidated statements	Reversal of impairment and amortization of premium	Unrealized gains	Unrealized losses	Fair value
Other investments	183,614	—	34,807	—	218,421
Mutual funds	131,774	10,767	3,260	(10,740)	135,061
Austrian government bonds	21,590	51	581	(51)	22,171
Corporate bonds	2,447	—	—	—	2,447
Foreign bonds	18,863	177	—	(177)	18,863
Total	**358,288**	**10,995**	**38,648**	**(10,968)**	**396,963**

EUR 1,000					December 31, 2001
Other investments	183,614	—	15,851	—	199,465
Mutual funds	163,089	6,218	753	(6,199)	163,861
Austrian government bonds	21,849	—	465	—	22,314
Corporate bonds	2,472	—	1	—	2,473
Foreign bonds	19,040	—	76	—	19,116
Total	**390,064**	**6,218**	**17,146**	**(6,199)**	**407,229**

The maturities of available-for-sale securities (excluding equity securities and mutual funds) as of December 31, 2002 were as follows:

EUR 1,000		2002
	Book value	Fair value
Between 1 and 5 years	40,453	41,034

The mutual fund securities have an average maturity of approximately 4.5 years. The proceeds from the sale of available-for-sale securities in the year under review were EUR 32,740 thousand (December 31, 2001: EUR 30,739 thousand). Under US GAAP there was a realized pretax loss of EUR 2,210 thousand (2001: EUR 1,890 thousand) in 2002. Gains or losses on disposal were calculated according to the average cost method.

47

Changes in valuation

Due to the change in the treatment of the cost of comprehensive upgrading of large-scale plants made in 1999 (change from the provision to the component depreciation method – see Note 2 a), under US GAAP a cumulative catch-up adjustment was made for the capitalization of plant turnarounds which had already taken place by the time of the changeover; this was not permissible under ACC. The resultant increased depreciation as compared to ACC amounted to EUR 592 thousand in 2002 (2001: EUR 1,283 thousand). Depreciation of EUR 187 thousand is anticipated for the coming years.

The ACC accounting rules for slow moving materials and supplies have been changed (see Note 6). The write-ups resulting from the restatement of accounts to reflect the change in ACC valuation methods are not permissible under US GAAP. In 2002 the prospective approach required by US GAAP resulted in the reversal of EUR 10.107 thousand in revaluations and will be offset by future inventory turnover.

48

Differences in allocations of items in the statement of income and in the statement of cash flows

The payments made to transfer the provision for retirement pensions to APK-Pensionskasse AG, an external pension fund, are reported in the consolidated statement of cash flows as net cash provided by financing activities.

Under the requirements of US GAAP these cash flows would be classified as "Net cash provided by operating activities". In the ACC financial statements the interest component of the pension provisions is reported as interest expense (see Note 19) while under US GAAP it would be necessary to report it as staff costs.

In comprehensive US GAAP financial statements the cumulative effects of accounting changes would be disclosed as a separate item, immediately ahead of net income. The effects of adoption of SFAS 141 "Business Combinations" and 142 "Goodwill and Other Intangible Assets" are discussed in Notes 32 and 35 to the reconciliation. The definition of extraordinary income and expenses is considerably broader under ACC than under US GAAP. The latter two issues did not necessitate different classifications in 2001 or 2002.

49
Recently issued but not yet adopted accounting pronouncements

Adoption of SFAS 143 **"Accounting for Asset Retirement Obligations"** is required no later than January 1, 2003. At this date OMV will apply the new standard for the first time. Until 2002 the costs for asset retirement had been accrued over the productive lifetime of the assets allocating the expected costs according to the unit-of-production method for upstream activities whilst for other activities provisions had been accrued on a straight line basis over the economic lifetime. SFAS 143 requires full provision to be recognised when the obligation is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The calculation of the obligation is principally based on estimated fair values rather than estimated costs, which had widely been used till now. The capitalized asset is depreciated by use of the unit-of-production-method or on straight line basis respectively and the obligation is accreted at each balance sheet date until asset retirement. Upon adoption the provisions as well as the corresponding fixed assets must be recalculated retroactively but with assumptions (interest rates, reserves, economic lifetimes, expected costs) as at period end 2002. The effect of the change will be recorded as a cumulative effect of a change in accounting principle. The Company currently estimates that its provisions will increase by EUR 18 million, its fixed assets by EUR 34 million and the net impact on net income, net-of-tax, will be approximately EUR 10 million.

SFAS 146 "Accounting for Costs associated with Exit or Disposal Activities" supersedes EITF (Emerging Issues Task Force) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The Statement, which is applicable to exit or disposal activities occurring after December 31, 2002, requires recognition of a liability for a cost associated with an exit or disposal at fair value when it is incurred. Staff separations must generally be accounted for in accordance with the new standard, and the resultant liabilities recognized at fair value upon notification. The previous approach involved estimating future expenditure after a commitment date. The cost of terminating rental and other contracts must be recognized upon actual termination and not the commitment to the exit plan. Other costs associated with closures must be accounted for as incurred at not at the time of plan commitment.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123".

SFAS 148 does not change the accounting for stock compensation but permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation under SFAS 123. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, SFAS 148 does not permit the use of the original SFAS 123 prospective method of transition, whereby the fair value recognition provisions were only applied to new awards granted after the beginning of the period of adoption, for changes to the fair value based method made in fiscal years beginning after December 15, 2003. The Company does not plan to adopt the fair value method of accounting for stock options. Instead under US GAAP it will continue to apply the intrinsic value method under APB Opinion 25.

FASB Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" is mandatory for guarantees given after December 31, 2002. Under these rules, a guarantee must be recognized as a liability and carried at the fair value of the obligation, and can no longer be treated as a contingent liability as was previously permissible under SFAS 5. Among other exclusions, this interpretation need not be applied to guarantees extended by parent companies to subsidiaries or joint ventures.

FIN 46 "Consolidation of variable Interest Entities – an Interpretation of ARB No. 51", issued in mid-January 2003, is applicable to all entities founded after January 31, 2003, and to all entities from the third quarter of 2003 onwards. "Variable interests" are defined as financial support for an entity.

The activities and changes in the entity's net asset value and liabilities may have either a positive or a negative influence on the company supported. "Variable interest entities" may arise from a variety of contractual rights and duties.

Under FIN 46 such entities must be consolidated if their equity is insufficient to maintain their activities without further financial support, or if the equity investor does not meet one of three conditions. These three conditions are: the equity investors lack decision-making authority; they are not obliged to absorb the entity's losses; and they are not entitled to realize residual returns. Variable interest entities must be consolidated by that company which will absorb the highest share of its expected losses or is entitled to the highest share of its expected residual returns. The difference arising on initial consolidation must be reported as a cumulative effect of the change in accounting treatment.

50 Supplementary oil and gas disclosures (unaudited)

The following tables provide supplemental information in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities". The geographical analysis is presented by area and not by individual country to better reflect how management analyses the business. These geographical areas consist of the following countries:

Rest of Europe: United Kingdom, Ireland (since 2001), Albania
Africa: Libya, Sudan, Tunisia
Middle East: Iran (since 2001), Yemen (since 2001), Pakistan
Southeast Asia: Australia, New Zealand, Vietnam

a) Capitalized costs

Capitalized costs represent the sum of capitalized proved and unproved property costs, including support equipment and facilities, plus the accumulated depreciation.

EUR 1,000						**2002**
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Unproved oil and gas properties	—	35,162	8,285	414	61,821	105,682
Proved oil and gas properties	742,463	681,133	515,825	62,970	146,741	2,149,132
	742,463	**716,295**	**524,110**	**63,384**	**208,562**	**2,254,814**
Accumulated depreciation	(589,200)	(461,998)	(304,448)	(2,914)	(79,777)	(1,438,337)
Net capitalized costs	**153,263**	**254,297**	**219,662**	**60,470**	**128,785**	**816,477**

EUR 1,000						**2001**
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Unproved oil and gas properties	—	7,842	—	—	72,157	79,999
Proved oil and gas properties	688,682	769,061	547,780	28,248	85,064	2,118,835
	688,682	**776,903**	**547,780**	**28,248**	**157,221**	**2,198,834**
Accumulated depreciation	(560,595)	(506,782)	(309,294)	(893)	(78,352)	(1,455,916)
Net capitalized costs	**128,087**	**270,121**	**238,486**	**27,355**	**78,869**	**742,918**

EUR 1,000						**2000**
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Unproved oil and gas properties	—	2,068	1,391	—	66,227	69,686
Proved oil and gas properties	658,503	695,101	504,366	17,388	84,491	1,959,849
	658,503	**697,169**	**505,757**	**17,388**	**150,718**	**2,029,535**
Accumulated depreciation	(538,326)	(449,469)	(269,216)	(698)	(57,544)	(1,315,253)
Net capitalized costs	**120,177**	**247,700**	**236,541**	**16,690**	**93,174**	**714,282**

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities:

EUR 1,000						2002
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Acquisition of proved properties	—	—	—	—	35,115	35,115
Acquisition of unproved properties	—	29,851	—	—	5,971	35,822
Decommissioning costs	4,549	—	—	—	—	4,549
Exploration costs	18,447	16,191	13,370	9,462	14,117	71,587
Development	34,394	35,631	19,436	36,069	28,005	153,535
Costs incurred	**57,390**	**81,673**	**32,806**	**45,531**	**83,208**	**300,608**

EUR 1,000						2001
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Acquisition of proved properties	—	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	174	174
Decommissioning costs	3,740	—	—	—	—	3,740
Exploration costs	19,014	15,830	20,384	3,588	13,708	72,524
Development	31,315	40,473	30,329	10,708	18,801	131,626
Costs incurred	**54,069**	**56,303**	**50,713**	**14,296**	**32,683**	**208,064**

EUR 1,000						2000
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Acquisition of proved properties	—	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	—	—
Decommissioning costs	5,424	—	—	—	159	5,583
Exploration costs	12,429	10,500	6,769	5,686	13,000	48,385
Development	25,574	23,393	11,749	6,177	11,949	78,842
Costs incurred	**43,427**	**33,893**	**18,518**	**11,863**	**25,108**	**132,810**

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. The results of oil and gas activities should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs and other costs. Income tax is hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carry forwards.

EUR 1,000						2002
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Sales to unaffiliated parties	—	128,346	—	12,224	32,099	172,669
Intercompany sales and sales to affiliated parties	282,843	—	206,488	—	—	489,331
Loss from asset sales [1]	—	—	—	—	4,061	4,061
	282,843	**128,346**	**206,488**	**12,224**	**36,160**	**666,061**
Production costs	(82,020)	(31,278)	(28,224)	(5,261)	(14,461)	(161,244)
Royalties	(21,359)	1,964	(11,481)	(1,291)	(692)	(32,859)
Exploration expenses	(14,177)	(12,548)	(11,426)	(9,043)	(14,130)	(61,324)
Depreciation and non-scheduled depreciation	(26,942)	(39,414)	(28,272)	(1,810)	(7,421)	(103,859)
Other costs [2]	37	(40)	(9,132)	9	(3,193)	(12,319)
	(144,461)	**(81,316)**	**(88,535)**	**(17,396)**	**(39,897)**	**(371,605)**
Results before income tax	**138,382**	**47,030**	**117,953**	**(5,172)**	**(3,737)**	**249,456**
Income tax [3]	(47,050)	(31,157)	(33,325)	—	—	(111,532)
Results from oil and gas properties	**91,332**	**15,873**	**84,628**	**(5,172)**	**(3,737)**	**182,924**
Storage fee [4]	48,561	—	—	—	—	48,561

EUR 1,000						2001
(cont'd)	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Sales to unaffiliated parties	—	112,013	2,526	—	23,712	138,251
Intercompany sales and sales to affiliated parties	327,714	—	223,116	—	(46)	550,784
Results from asset sales [1]	—	—	—	—	(1,924)	(1,924)
	327,714	**112,013**	**225,642**	**—**	**21,742**	**687,111**
Production costs	(88,820)	(19,804)	(27,282)	(584)	(16,835)	(153,325)
Royalties	(25,171)	(9,006)	(14,192)	—	(848)	(49,217)
Exploration expenses	(13,964)	(15,710)	(16,897)	(3,584)	(12,594)	(62,749)
Depreciation and non-scheduled depreciation [5]	(29,008)	(31,740)	(27,270)	(161)	(22,469)	(110,648)
	(156,963)	**(76,260)**	**(85,641)**	**(4,329)**	**(52,746)**	**(375,939)**
Results before income tax	**170,751**	**35,753**	**140,001**	**(4,329)**	**(31,004)**	**311,172**
Income tax [3]	(58,055)	(7,877)	(49,243)	—	—	(115,175)
Results from oil and gas properties	**112,696**	**27,876**	**90,758**	**(4,329)**	**(31,004)**	**195,997**
Storage fee [4]	30,300	—	—	—	—	30,300

EUR 1,000						2000
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Sales to unaffiliated parties	—	134,630	13,556	—	29,446	177,632
Intercompany sales and sales to affiliated parties	325,885	—	196,252	—	—	522,137
Other revenues	—	—	102	—	(63)	39
	325,885	**134,630**	**209,910**	**—**	**29,383**	**699,808**
Production costs	(84,386)	(19,439)	(29,804)	—	(16,249)	(149,878)
Royalties	(21,552)	(5,074)	(12,613)	—	(994)	(40,233)
Exploration expenses	(8,304)	(10,235)	(4,532)	(5,664)	(12,818)	(41,553)
Depreciation and non-scheduled depreciation	(24,633)	(36,974)	(29,252)	(143)	(6,051)	(97,053)
	(138,875)	**(71,722)**	**(76,201)**	**(5,807)**	**(36,112)**	**(328,717)**
Results before income tax	**187,010**	**62,908**	**133,709**	**(5,807)**	**(6,729)**	**371,091**
Income tax [3]	(63,584)	(8,586)	(45,487)	—	—	(117,657)
Results from oil and gas properties	**123,426**	**54,322**	**88,222**	**(5,807)**	**(6,729)**	**253,434**
Storage fee [4]	19,622	—	—	—	—	19,622

[1] The results from asset sales in 2001 and 2002 were the net results of farm-outs made in offshore gas joint ventures in Australia.

[2] Other costs in 2002 are mainly appraisal costs for the technical evaluation of previously made discoveries.

[3] Income tax does not include deferred taxes. Income tax in the "Rest of Europe" includes corporation tax and petroleum revenue tax (PRT). The PRT liability arises from the net cash flow of several producing fields in the United Kingdom. Income tax in "Africa" includes amounts payable under a tax-paid cost (TPC) system for certain OMV interests in Libya.

[4] Intersegment rental fee before taxes received from the Gas segment for providing cushion gas to Gas storage reservoirs. As a result of the demerger of the Gas business in 2001 and in the wake of the Austrian gas market liberalization in 2002 this fee had to be recalculated.

[5] The "Southeast Asia" caption contains write-offs of about EUR 17 million made in Australia.



d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

mn bbl					Crude oil and NGL
	Austria	Rest of Europe	Africa	Southeast Asia	Total
Proved developed and undeveloped reserves as of January 1, 2000	**62.0**	**37.0**	**81.0**	**4.4**	**184.4**
Revisions of previous estimates	10.4	(0.3)	4.4	—	14.5
Disposals	—	(0.3)	—	(0.9)	(1.2)
Extensions and discoveries	0.2	—	0.2	—	0.4
Production	(7.0)	(4.4)	(7.8)	(0.8)	(20.0)
Proved developed and undeveloped reserves as of December 31, 2000	**65.6**	**32.0**	**77.8**	**2.7**	**178.1**
Revisions of previous estimates	5.3	0.3	1.4	0.3	7.3
Extensions and discoveries	0.7	0.2	6.3	0.2	7.4
Production	(7.0)	(4.1)	(8.0)	(0.7)	(19.8)
Proved developed and undeveloped reserves as of December 31, 2001	**64.6**	**28.4**	**77.5**	**2.5**	**173.0**
Revisions of previous estimates	3.8	0.7	6.7	0.5	11.7
Purchases	—	—	—	2.0	2.0
Extensions and discoveries	0.7	2.2	3.2	—	6.1
Production	(6.8)	(4.4)	(7.4)	(0.9)	(19.5)
Proved developed and undeveloped reserves as of December 31, 2002	**62.3**	**26.9**	**80.0**	**4.1**	**173.3**
Proved developed reserves:					
as of December 31, 2000	55.4	19.9	74.1	2.2	151.6
as of December 31, 2001	54.6	21.7	68.5	1.9	146.7
as of December 31, 2002	51.8	20.3	66.4	3.6	142.1

bcf					Natural gas
	Austria	Rest of Europe	Middle East	Southeast Asia	Total
Proved developed and undeveloped reserves as of January 1, 2000 [1]	**648.0**	**74.5**	**226.3**	**54.8**	**1,003.6**
Revisions of previous estimates	1.8	6.3	—	1.0	9.1
Disposals	—	(4.5)	—	—	(4.5)
Extensions and discoveries	1.9	—	—	0.5	2.4
Production	(42.3)	(5.2)	—	(4.0)	(51.5)
Proved developed and undeveloped reserves as of December 31, 2000 [1]	**609.4**	**71.1**	**226.3**	**52.3**	**959.1**
Revisions of previous estimates	10.5	5.0	43.2	(0.3)	58.4
Disposals	—	—	—	(19.6)	(19.6)
Extensions and discoveries	8.6	0.7	—	49.9	59.2
Production	(43.5)	(4.9)	—	(3.9)	(52.3)
Proved developed and undeveloped reserves as of December 31, 2001 [1]	**585.0**	**71.9**	**269.5**	**78.4**	**1,004.8**
Revisions of previous estimates	11.6	(6.4)	38.5	1.5	45.2
Purchases	—	—	—	22.5	22.5
Extensions and discoveries	8.3	3.4	—	0.6	12.3
Production	(43.7)	(8.6)	(6.1)	(7.2)	(65.6)
Proved developed and undeveloped reserves as of December 31, 2002 [1]	**561.2**	**60.3**	**301.9**	**95.8**	**1,019.2**
Proved developed reserves:					
as of December 31, 2000	562.4	33.1	—	31.5	627.0
as of December 31, 2001	534.3	50.4	87.0	29.5	701.2
as of December 31, 2002	505.5	52.4	80.9	85.5	724.3

[1] including approximately 106 bcf of cushion gas held in storage reservoirs

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production of year-end proved reserve quantities, including cushion gas held in storage reservoirs – assuming that the future production is sold at year-end prices. Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation.

Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs continue without consideration of inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year.

The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

EUR 1,000						**2002**
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Future cash inflows	3,201,495	817,329	1,960,784	584,880	198,736	6,763,224
Future production and decommissioning costs	(1,494,157)	(177,720)	(378,999)	(151,514)	(151,610)	(2,354,000)
Future development costs	(190,883)	(48,216)	(51,519)	(34,048)	(17,203)	(341,869)
Future net cash flows, before income taxes	**1,516,455**	**591,393**	**1,530,266**	**399,318**	**29,923**	**4,067,355**
Future income taxes	(409,847)	(163,580)	(175,398)	(85,377)	(10,335)	(844,537)
Future net cash flows, before discount	**1,106,608**	**427,813**	**1,354,868**	**313,941**	**19,588**	**3,222,818**
10% annual discount for estimated timing of cash flows	(493,636)	(129,471)	(528,412)	(120,747)	25,757	(1,246,509)
Standardized measure of discounted future net cash flows	**612,972**	**298,342**	**826,456**	**193,194**	**45,345**	**1,976,309**

EUR 1,000						**2001**
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Future cash inflows	3,203,680	731,883	1,770,597	494,444	139,683	6,340,287
Future production and decommissioning costs	(1,387,340)	(235,851)	(478,135)	(261,290)	(103,945)	(2,466,561)
Future development costs	(168,690)	(61,462)	(75,081)	(29,603)	(7,133)	(341,969)
Future net cash flows, before income taxes	**1,647,650**	**434,570**	**1,217,381**	**203,551**	**28,605**	**3,531,757**
Future income taxes	(546,914)	(127,514)	(246,586)	(11,848)	—	(932,862)
Future net cash flows, before discount	**1,100,736**	**307,056**	**970,795**	**191,703**	**28,605**	**2,598,895**
10% annual discount for estimated timing of cash flows	(471,654)	(79,246)	(383,600)	(115,827)	(17,774)	(1,068,101)
Standardized measure of discounted future net cash flows	**629,082**	**227,810**	**587,195**	**75,876**	**10,831**	**1,530,794**

EUR 1,000						2000
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Future cash inflows	3,599,390	905,316	2,061,116	427,299	131,088	7,124,209
Future production and decommissioning costs	(1,603,450)	(258,847)	(455,505)	(140,779)	(72,757)	(2,531,338)
Future development costs	(130,222)	(44,312)	(66,977)	(61,532)	(6,801)	(309,844)
Future net cash flows, before income taxes	**1,865,718**	**602,157**	**1,538,634**	**224,988**	**51,530**	**4,283,027**
Future income taxes	(578,149)	(209,057)	(267,257)	(71,159)	—	(1,125,622)
Future net cash flows, before discount	**1,287,569**	**393,100**	**1,271,377**	**153,829**	**51,530**	**3,157,405**
10% annual discount for estimated timing of cash flows	(544,521)	(125,655)	(481,919)	(83,421)	(20,259)	(1,255,775)
Standardized measure of discounted future net cash flows	**743,048**	**267,445**	**789,458**	**70,408**	**31,271**	**1,901,630**

f) Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in the standardized measure of discounted future net cash flows:

EUR 1,000	2002	2001	2000
Beginning of year	**1,530,794**	**1,901,630**	**1,802,023**
Oil and gas sales and transfers produced, net of production costs	(500,754)	(486,492)	(510,600)
Net change in prices and production costs	626,666	(460,515)	88,527
Net change due to purchases and sales of minerals in place	27,843	(291)	—
Net change due to extensions and discoveries	74,055	46,179	—
Development and decommissioning costs incurred during the period	150,598	129,683	84,426
Changes in estimated future development and decommissioning costs	(151,268)	(79,136)	(60,020)
Revisions of previous reserve estimates	178,416	113,881	210,643
Accretion of discount	130,209	140,325	173,671
Net change in income taxes	34,036	180,030	(86,255)
Other [1]	(124,286)	45,500	199,215
End of year	**1,976,309**	**1,530,794**	**1,901,630**

[1] "Other" represents primarily the impact of movements in exchange rates versus the euro.

Vienna, March 7, 2003

The Executive Board



Wolfgang Ruttenstorfer
Chairman



Gerhard Roiss
Deputy Chairman



David C. Davies



Helmut Langanger



Abbreviations and definitions.

ACC
Austrian Commercial Code

bbl, bbl/d
barrel (1 barrel equals approximately 159 liters), barrel per day

bn
billion

boe, boe/d
barrel of oil equivalent (1 cbm gas equals 0.847 kg oil, 6,000 cf gas equal 1 bbl oil), boe per day

bcf, bcm
billion standard cubic feet (60 °F/16 °C), billion cubic meter (32 °F/0 °C)

CAPEX
capital expenditure

capital employed
stockholders' equity plus net dept and provisions for pensions, less marketable securities

cbm, cf
standard cubic meter, standard cubic feet

Co & O
Corporate and Other

EBIT
earnings before interest and tax

EPS
earnings per share

equity ratio
stockholders' equity divided by balance sheet total expressed as a percentage

EU, EUR
European Union, euro

E & P
Exploration and Production

EVA®
Economic Value Added, registered by Stern Steward & Co.

finding cost
total exploration expenses divided by changes in proved reserves (extensions, discoveries and revisions of previous estimates)

gearing ratio
net debt divided by stockholders' equity expressed as a percentage

mn
million

monomers
collective term for ethylene and propylene

net debt
bank debt less liquid funds (cash and cash equivalents)

net income
net operating profit after interest, tax and extraordinary items

NOPAT
net operating profit after tax; net income plus net interest and extraordinary items after tax

NGL
natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

payout ratio
dividend divided by earnings per share expressed as a percentage

P/CF
price-cash flow ratio; share price divided by cash flow per share

P/E
price-earnings ratio; share price divided by earnings per share

production cost
cost of material and personnel during production excluding royalties (OPEX)

PRT, PRRT
Petroleum Revenue Tax, Petroleum Resource Rent Tax

ROfA
return on fixed assets; EBIT divided by average intangible and tangible assets expressed as a percentage

ROACE
return on average capital employed; NOPAT divided by average capital employed expressed as a percentage

ROE
return on equity; net income for the year divided by average stockholders' equity expressed as a percentage

R & M
Refining and Marketing including petrochemicals

SFAS
Statement on Financial Accounting Standards

t, toe
metric ton, ton of oil equivalent

targets – mid cycle
calculation with normalized assumptions over a defined time period

USD
US dollar

US GAAP
United States Generally Accepted Accounting Principles

WACC
weighted average cost of capital

Five-year summary.

in EUR million	2002	2001	2000	1999	1998
Sales (excluding petroleum excise tax)	7,079	7,736	7,455	5,179	4,720
Earnings before interest and tax (EBIT)	495	610	491	285	220
Income from ordinary activities	474	570	453	278	223
Taxes on income	(152)	(188)	(130)	(84)	(48)
Net income for the year	322	382	323	194	169
Intangible assets	138	131	116	126	98
Tangible assets	3,140	2,923	2,946	2,783	2,488
Financial assets	976	929	867	716	654
Fixed assets	4,254	3,983	3,929	3,624	3,240
Inventories	459	386	423	387	353
Accounts receivable and other assets	1,049	1,020	1,112	880	699
Cash in hand, checks and cash at bank, securities	214	229	171	228	319
Current assets	1,722	1,635	1,705	1,495	1,371
Capital stock	196	196	196	196	196
Capital reserves	418	418	418	418	418
Revenue reserves	1,664	1,485	1,209	1,013	851
Own shares	12	9	6	0	0
Minority interests	27	24	23	23	23
Unappropriated income	94	116	116	65	61
Stockholders' equity	2,411	2,248	1,968	1,715	1,549
Provisions [1]	1,118	1,052	1,120	1,070	1,117
Amounts due to banks	673	605	731	830	571
Accounts payable from trade [1]	629	622	688	541	393
Other liabilities [1]	597	583	993	812	863
Liabilities [1]	1,906	1,810	2,412	2,183	1,827
Balance sheet total	6,149	5,772	5,834	5,278	4,814
Capital expenditure	675	452	669	656	732
Depreciation	347	338	320	313	263
Additions to tangible assets	589	392	477	416	393
Depreciation of tangible assets	315	310	298	275	242
Cash flow from oparating activities	581	786	611	338	455
NOPAT	345	410	354	232	192
Capital employed	3,319	3,045	2,937	2,784	2,308

in %					
Return on average capital employed (ROACE)	11	14	12	9	9
Return on fixed assets (ROfA)	16	20	16	10	9
Return on equity (ROE)	14	18	18	12	11
Stockholders' equity to total assets	39	39	34	33	32
Dividend per share in EUR [2]	3.50	4.30	4.30	2.40	2.25
Employees as of December 31	5,828	5,659	5,757	5,953	6,360

[1] *amended comparative figures 1999*

[2] Proposal to the Annual General Meeting for 2002; 2001 and 2000 dividends included a bonus dividend of EUR 1.30 per share

Stockholders' information.

Financial calendar	Dates [1]
Full year results 2002	March 11, 2003
Record date [2]	May 14, 2003
Results January–March 2003	May 15, 2003
Annual General Meeting [3]	May 20, 2003
Dividend ex date	May 26, 2003
Dividend payment date	May 27, 2003
Results January–June 2003	August 19, 2003
Results January–September 2003	November 12, 2003
Full year results 2003	March 2004

[1] The dates shown above are subject to final confirmation.
[2] In order to be entitled to participate in and vote at the Annual General Meeting.
[3] Annual General Meeting: 9.30 am, AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, A 1220 Vienna

Contacts

OMV Aktiengesellschaft
Investor Relations, Brigitte H. Juen
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-21622 or 21600
Fax: +43 (0)1 404 40-29496
Website: www.omv.com
e-mail: investor.relations@omv.com

Cubitt Consulting Ltd
Noga Villalón, London, Tel.: +44 20 7367-5102
e-mail: noga.villalon@cubitt.com

Cubitt Consulting Inc
Mark Kollar, New York, Tel.: +1 212 896-1201
e-mail: mark.kollar@cubitt.com

Mailing service

Annual reports and interim reports in German and English

For further information please contact us directly or use the form on OMV's Investor Relations website: www.omv.com
e-mail: investor.relations@omv.com

ADR information

Sponsored Level I and Rule 144A
ratio: 5 ADR equal 1 share
Depositary: JPMorgan Chase Bank
1 Chase Manhattan Plaza
New York, NY 10081, USA
Custodian: Bank Austria Creditanstalt AG
Julius-Tandler-Platz 3, A 1090 Vienna

Level I: Symbol: OMVKY
CUSIP: 670875509, ISIN: US6708755094
Rule 144A: Symbol: OMVAYP
CUSIP: 670875301, ISIN: US6708753016

Key facts on OMV stock

27 million no par value shares
Capital stock: EUR 196.29 mn
OeKB-Identification no.: 074305
ISIN: AT0000743059

Stockholder structure: ÖIAG 35%, IPIC 19.6%, free float 45.4%

Information on free float: approximately 30,000 stockholders, thereof 95% are Austrian investors holding about 35% of the free float; 5% are international funds holding the remaining 65%.

Traded in Vienna, Frankfurt, Munich, and on SEAQ International
Symbols: Bloomberg (OMV AV), Reuters (OMVV.VI), US Ticker (OMVAY)

Prime Market (shares): Bank Austria Creditanstalt AG (Specialist), Bank für Arbeit und Wirtschaft AG, Raiffeisen Centrobank AG, Erste Bank AG

Derivatives Market: Raiffeisen Centrobank AG (Specialist), Bank Austria Creditanstalt AG, Erste Bank AG, Timber Hill (Europe) AG

Stockholders' structure


18% Austria
35% ÖIAG
12% UK
10% USA
20% IPIC
5% Rest of the world

If the booklet
OMV Group in figures
for the year 2002 is missing,
please contact us:

OMV Aktiengesellschaft
Investor Relations
Otto-Wagner-Platz 5
A 1090 Vienna
Tel.: +43 (0)1 404 40-21600
Fax: +43 (0)1 404 40-29496
investor.relations@omv.com

Move & More.


OMV





Imprint:
OMV Aktiengesellschaft, Vienna
Design: W & W Graphik und Design, Vienna
Printer: Carinthian, Klagenfurt

Contacts.

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
A 1090 Vienna
Tel.: +43 (0)1 404 40-0
Fax: +43 (0)1 404 40-20091
info@omv.com

Agrolinz České Budějovice s.r.o.
Nemanická ul. 14/440
CZ 37168 České Budějovice
Tel.: +420 38 722-1613
Fax: +420 38 722-1640
agrolinz@agrolinz.cz

Agrolinz Magyarország Kft.
Peterdy u. 15
H 1071 Budapest
Tel.: +36 1 479 59 59
Fax: +36 1 479 59 49
agrolinz@agrolinz.hu

Agrolinz Melamin GmbH
St.-Peter-Straße 25, A 4021 Linz
Tel.: +43 (0)732 6914-0
Fax: +43 (0)732 6914-3581
agrolinz.melamin@agrolinz.com

Agrolinz Melamin Italia S.r.l.
Corso Sempione 13
I 21053 Castellanza (VA)
Tel.: +39 0331 523-111
Fax: +39 0331 523-443
agrolinz.mail@agrolinz.it

BIDIM Geosynthetics S.A.
9, rue Marcel Paul BP 80
F 95873 Bezons Cedex
Tel.: +33 1 34 23 53-80
Fax: +33 1 34 23 53-70
m.haudrechy@bidim.com

OMV AUSTRALIA PTY LTD.
Level 29, St. Martins Tower
44 St Georges Terrace
Perth WA 6000, AUSTRALIA
Tel.: +61 8 9223-5000
Fax: +61 8 9223-5004
steve.hounsell@omv.com.au

OMV Bulgaria EOOD
Einmanngesellschaft mbH
1, Sofiiski Geroi Str.
PRIMA BUSINESS CENTRE, Office 7
BG 1612 Sofia
Tel.: +359 2 932 97-10
Fax: +359 2 932 97-13
omvbg@bitex.com

OMV Česká republika, s.r.o.
Budějovická 3
CZ 140 21 Praha 4
Tel.: +420 2 613 92-111
Fax: +420 2 612 12-107
info@omv.cz

OMV Cogeneration GmbH
Ares Tower/Ebene 14
Donau-City-Straße 11
A 1220 Vienna
Tel.: +43 (0)1 404 40-23070
Fax: +43 (0)1 404 40-29975
cogeneration@omv.com

OMV Deutschland GmbH
Haiminger Straße 1
D 84489 Burghausen
Tel.: +49 8677 960-2255
Fax: +49 8677 960-2371
dis.de.omv@omv.com

OMV Erdgas GmbH
floridotower
Floridsdorfer Hauptstraße 1
A 1210 Vienna
Tel.: +43 (0)1 275 00-28000
Fax: +43 (0)1 275 00-28299
info.erdgas@omv.com

OMV Hungária Kft.
Róbert Károly krt. 64-66
H 1134 Budapest
Tel.: +36 1 452 7100
Fax: +36 1 452 7102
info.hungary@omv.com

OMV ISTRABENZ
Holding Company Plc.
Ferrarska ul. 7
SLO 6000 Koper
Tel.: +386 5 663 33 00
Fax: +386 5 663 33 99
info@omvistrabenz.com

OMV OF LIBYA LIMITED
Zat El Imad Building
Tower No. 5, Floor 7
P.O.Box 91867
Tripoli, LIBYA
Tel.: +218 21 335 03 71
Fax: +218 21 335 03 70
businessunit.libya@omv-ly.com

OMV (PAKISTAN) Exploration
Gesellschaft m.b.H.
Zat 10th Floor, UBL Building
Jinnah Avenue, Plot 2, F-6/1
P.O.Box 2653, Islamabad, PAKISTAN
Tel.: +92 51 227 3621-31
Fax: +92 51 227 3643-44
postmaster@omv.com.pk

OMV Proterra GmbH
Gerasdorfer Straße 151
A 1210 Vienna
Tel.: +43 (0)1 404 40-23375
Fax: +43 (0)1 404 40-20994
info.proterra@omv.com

OMV Slovensko, s.r.o.
Moskovská 13
SK 811 08 Bratislava
Tel.: +421 2 555 77-659
Fax: +421 2 555 74-683
michael.grumet@omv.com

OMV Supply & Trading AG
Bundesstrasse 5, CH 6300 Zug
Tel.: +41 41 712 08 55
Fax: +41 41 712 07 35
operations@omv.ch

OMV (U.K.) Limited
14 Ryder Street
London SW1Y 6QB, UK
Tel.: +44 20 7333 1600
Fax: +44 20 7333 1613
info@omv.co.uk

Polyfelt Geosynthetics Italia S.r.l.
Via Vittorio Veneto, 88
I 20020 Lazzate (MI)
Tel.: +39 02 967 290 17
Fax: +39 02 967 290 99
info@polyfelt.it

POLYFELT Gesellschaft m.b.H.
Schachermayerstraße 18
A 4021 Linz
Tel.: +43 (0)732 6983-5301
Fax: +43 (0)732 6983-5320
service@polyfelt.com

SC OMV Romania
Mineraloel s.r.l.
Str. Av. Alexandru Serbanescu 85
RO 715231 Bucuresti Sector 1 C.P.
Tel.: +40 21 2030 505
Fax: +40 21 2030 506
omv@omvro.ro



OMV Aktiengesellschaft
Otto-Wagner-Platz 5, POB 15
A 1091 Vienna
www.omv.com




OMV





OMV on the move in 2002.

OMV Group in figures






OMV

Move & More.

Contents and Guiding principles.

Imprint: OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, A 1090 Vienna
Design: W&W Graphik und Design, Vienna
Printer: Carinthian, Klagenfurt

OMV Guiding principles.

- At the core of our identity, we are an Austrian oil and gas group with integrated companies in plastics and chemicals.
- We operate worldwide and focus our activities on strengthening our position in the European market.
- We work with energy to improve people's mobility and quality of life.
- We measure the quality of our performance by our success in business and for our shareholders.
- We are guided in our work by responsibility for people, the environment, and technical progress.
- We are open to innovation and persistent in seeking and seizing opportunities.
- We strive to be, as a whole, a company of competent, reliable and efficient people.
- With these principles to guide us, we are setting out an ideal against which we can measure ourselves, and again which we as a company would like to be measured.

Introduction of the Chairman.

Dear Stockholders,

Oil industry earnings are directly correlated to key factors such as crude prices, the dollar exchange rate and refining margins. In 2002 a negative trend in some of these indicators had resulted in a marked deterioration in results. A weaker US dollar and the worst refining margins in over a decade combined to create testing market conditions for the entire oil industry, and made sharp declines in profits inevitable. Even so we posted solid earnings before interest and tax (EBIT) of EUR 495 mn in 2002. However, a combination of relatively poor trading conditions and stronger investment for growth meant that our ROACE target was not met.

Our aim is to grow the business while emphasizing on earnings stability. To achieve that in the face of a volatile business environment, stiffening competition and changing structures in Europe, OMV must become a market-leading Central and Eastern European oil and gas group with international E&P activities.

There are three elements for turning our vision into reality:

- A clear growth strategy in relation to our business, products, markets and competitive position, which is aiming at long-term earnings. We plan to double our market position by 2008 by pursuing an integration strategy based on balanced growth aimed at safeguarding profits.
- A business and organizational structure that allows for the greatest exploitation of opportunities available to an integrated oil and gas group by ensuring optimum resource allocation whilst giving operational units a maximum of independence.
- A business culture that accepts social and environmental responsibility, and inculcates an understanding among our employees that OMV's new core markets must become a true home market.



Wolfgang Ruttenstorfer

OMV Aktiengesellschaft, Vienna

Exploration and Production

Exploration and Production Austria

- 100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna
- 100% OMV PEX Öl und Gas Exploration Gesellschaft m.b.H., Vienna
- 100% OMV (ALBANIEN) offshore Exploration GmbH, Vienna
- 100% OMV (ALBANIEN) onshore Exploration GmbH, Vienna
- 100% OMV (IRAN) onshore Exploration GmbH, Vienna
- 100% OMV (IRELAND) Exploration GmbH, Vienna
- 100% OMV Oil and Gas Exploration GmbH, Vienna
- 100% OMV Oil Exploration GmbH, Vienna
- 100% OMV Oil Production GmbH, Vienna
- 100% OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna
- 100% OMV (SUDAN) Exploration GmbH, Vienna
- 100% OMV (VIETNAM BLOCK 111) Exploration GmbH, Vienna
- 100% OMV (YEMEN) Exploration GmbH, Vienna
- 100% OMV Proterra GmbH, Vienna
- 55.56% ALTEC Umwelttechnik GmbH, Vienna
- 100% van Sickle Gesellschaft m.b.H., Neusiedl/Zaya
- 100% OMV AUSTRALIA PTY LTD., Perth
- 100% OMV Petroleum Pty Ltd., Perth
- 100% OMV EXPLORATION & PRODUCTION LIMITED, Douglas
- 100% OMV OF LIBYA LIMITED, Douglas
- 100% OMV (U.K.) Limited, London

Refining and Marketing incl. petrochemicals

Refinery Schwechat and domestic Marketing

- 100% AUSTRIA Mineralöl GmbH, Vienna
- 100% OMV – International Services Ges. m.b.H., Vienna
- 79.67% WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau
- 100% OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia
- 100% OMV Česká republika, s.r.o., Prague
- 100% OMV Deutschland GmbH, Burghausen
- 85% OMV Hungária Ásványolaj Kft., Budapest (15%)
- 50% OMV ISTRABENZ Holding Company Plc., Koper (at equity)
- 100% OMV – JUGOSLAVIJA d.o.o., Belgrade
- 100% OMV Slovensko, s.r.o., Bratislava
- 100% OMV Trading a.s., Bratislava
- 100% OMV Supply & Trading AG, Zug
- 100% SC OMV Romania Mineraloel s.r.l., Bucharest
- 25.1% The Rompetrol Group NV, Rotterdam (not consolidated)
- 25% Borealis A/S, Lyngby (at equity)

Gas

- 100% OMV Erdgas GmbH, Vienna
- 100% AGGM Austrian Gas Grid Management AG, Vienna
- 50% EconGas GmbH, Vienna (as of 2003 at equity)
- 100% Gas Hub Baumgarten GmbH, Vienna
- 100% OMV Cogeneration GmbH, Vienna
- 100% OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna
  - 68.23% Ferngas Beteiligungs-Aktiengesellschaft, Vienna
    - 50% Oberösterreichische Ferngas AG, Linz (at equity)

Chemicals

- 100% Agrolinz Melamin GmbH, Linz
- 75% Agrolinz Melamin Deutschland GmbH, Lutherstadt Wittenberg
- 100% Agrolinz Melamin Italia S.r.l., Castellanza
- 100% POLYFELT Gesellschaft m.b.H., Linz
- 100% BIDIM Geosynthetics S.A., Bezons
- 100% Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam

Investments in Corporate and Other

- 100% OMV Service Netzwerk GmbH, Vienna
- 100% OMV Clearing und Treasury GmbH, Vienna
- 100% Amical Insurance Limited, Douglas

This chart shows the investments which are subject to full consolidation and significant at equity investments.

Legend:

- 100% Subsidiary company
- 100% Second-tier subsidiary

The OMV Group and its objectives.

Who are we? We are not only one of Austria's largest listed industrial companies with consolidated sales of EUR 7.08 bn, we are also one of the leading oil and gas groups in Central and Eastern Europe.

We have world-wide exploration and production activities, along with highly efficient oil and gas supply systems and an extensive retail network throughout the region. In addition our integrated chemicals and plastics businesses produce melamine and geotextiles and plant nutrients.

We also have a 25% stake in the second largest European based producer of polyolefins, Borealis A/S, about 10% in the Hungarian oil and gas company MOL, and a 25.1% stake in The Rompetrol Group NV, Romania's largest private oil company.

What are our strengths? We have a unique geographical position and an in-depth understanding of the Central and Eastern European markets. We have concentrated on growing our core businesses, and grow in the world-wide expanding melamine business too.

We have achieved a good balance between our Refining and Marketing activities and we have enhanced the profitability of the refineries by maintaining a high degree of integration with basic petrochemical production.

What are our objectives? All our competitive advantages will be utilized and we will undertake a strategy of strong organic growth in our core businesses. We will further increase overall efficiency throughout the Group by utilizing cost control systems which support profitable growth.

Our financial targets over a full business cycle under normal conditions are: a ROACE of 13%, a ROfA of 16%, and a ROE of 16–18%, thus aiming to increase shareholder value and represent an attractive long-term investment.

OMV's stock exchange and privatization history.


04

1987: After the government's decision to privatize the public sector, the initial public offering takes place in December 1987. The Österreichische Industrieholding AG (ÖIAG) sells 15% of OMV's capital stock (ATS 2 bn split into 2 mn shares with a face value of ATS 1,000) at a price of ATS 4,400. This reduces ÖIAG's stake in OMV to 85%. OMV shares start trading in Vienna on December 3 and close at ATS 4,455. On December 9 the shares are traded in Frankfurt and Munich for the first time.

1989: In September ÖIAG sells another 10% of OMV shares in a secondary offering at a price of ATS 8,240 per share. Together with a further sale of shares to institutional investors ÖIAG's stake is reduced to some 72%.

1991: The face value of 5% of the stock is reduced to ATS 100 in order to facilitate the introduction to the Austrian Futures and Options Exchange in April. In June OMV's capital stock is increased by ATS 400 mn to a total capital stock of ATS 2.4 bn. ÖIAG exercises its rights issue and continues to own 72%. On December 9, the OMV share is the first Austrian share to be traded on firm quotation on SEAQ International in London.

1994: In May, IPIC (International Petroleum Investment Company) buys 13% of OMV from ÖIAG so that ÖIAG's stake is down at 59%. In June OMV has a capital increase to ATS 2.7 bn. IPIC exercises its rights issue as well as those of ÖIAG and increases its OMV stake to 19.6%, whereas ÖIAG's stake declines to 52.4%. A Level 1 ADR program is established in the US. At September's AGM, OMV agrees on a face value of ATS 100 for all shares. Until year end, ÖIAG sells a further 2.5% and reduces its OMV stake to 49.9%. For the first time, OMV is majority owned by private stockholders.

1996: In May ÖIAG sells another 4.023 mn shares at a price of ATS 1,055 thus decreasing its stake to 35%.

1999: The Company's share capital is converted to EUR 196.29 mn and all ordinary shares will be no par value shares (27 mn shares).

Key figures for OMV shares.

Key stock data	2002	2001	2000	1999	1998
Number of shares in mn as of December 31 [1]	**26.870**	26.904	26.930	27.000	27.000
Price-earnings (P/E) [2]	**8**	7	7	13	13
Price-cash flow (P/CF) [2]	**4.3**	3.2	3.6	7.7	4.8

in EUR					
High	**110.87**	122.65	99.40	98.00	141.57
Low	**82.20**	78.00	74.10	72.75	70.49
Year end share price	**93.58**	94.12	82.50	96.50	80.30
Dividend per share	**3.50** [3]	4.30	4.30	2.40	2.25
Payout ratio in %	**29**	30	36	33	36
Earnings per share	**11.85**	14.09	11.95	7.19	6.27
Equity per share	**88.75**	82.66	72.21	62.65	56.49
Cash flow [4] per share	**21.60**	29.21	22,65	12.53	16.84
Earnings per share US GAAP [5]	**11.21**	13.94	13.31	7.20	1.86
ÖVFA [6] Earnings per share	**12.24**	15.94	16.73	7.19	7.02
ÖVFA Cash earnings per share	**22.90**	26.55	20.20	15.14	15.99
ÖVFA Equity per share	**81.11**	73.28	61.98	55.10	48.76
Year end market capitalization in EUR bn	**2.53**	2.54	2.23	2.61	2.17

[1] 27,000,000 no par value shares less own shares
[2] based on year end price
[3] Proposal to the Annual General Meeting 2002; 2001 and 2000 dividends included a bonus dividend of EUR 1.30 per share
[4] from operating activities
[5] US Generally Accepted Accounting Principles
[6] Austrian Association of Financial Analysis and Asset Management

Key figures of the Group.

in %	**2002**	2001	2000	1999	1998
Return on average capital employed (ROACE)	**11**	14	12	9	9
Return on fixed assets (ROfA)	**16**	20	16	10	9
Return on equity (ROE)	**14**	18	18	12	11
Equity ratio	**39**	39	34	33	32
Gearing ratio	**20**	17	28	35	17

in EUR mn as of December 31					
NOPAT (Net operating profit after tax)	**345**	410	354	232	192
Capital employed	**3,319**	3,045	2,937	2,784	2,308

OMV personnel data as of December 31					
Employees	**5,828**	5,659	5,757	5,953	6,360
thereof: Non-salaried staff	**[2,253]**	[2,292]	[2,398]	[2,507]	[2,721]
Salaried staff	**[3,405]**	[3,197]	[3,216]	[3,294]	[3,487]
Executive Board and senior executives	**[47]**	[56]	[57]	[56]	[56]
Apprentices	**[123]**	[114]	[86]	[96]	[96]
Female staff in %	**17**	16	17	17	18
Staff abroad in %	**25**	25	23	22	22

Statement of income in EUR mn	2002	2001	2000	1999	1998
Sales (excluding petroleum excise tax)	**7,079**	7,736	7,455	5,179	4,720
Earnings before interest and tax (EBIT)	**495**	610	491	285	220
Financial items	**(21)**	(40)	(38)	(6)	2
Income from ordinary activities	**474**	570	453	278	223
Extraordinary income (loss)	**—**	—	—	—	(6)
Taxes on income	**(152)**	(188)	(130)	(84)	(48)
Net income	**322**	382	323	194	169

Balance sheet in EUR mn					
Fixed assets	**4,254**	3,983	3,929	3,624	3,240
Current assets	**1,722**	1,635	1,705	1,495	1,371
Stockholders' equity	**2,411**	2,248	1,968	1,715	1,549
Provisions [1]	**1,118**	1,052	1,120	1,070	1,117
Liabilities [1]	**1,906**	1,810	2,412	2,183	1,827
Balance sheet total	**6,149**	5,772	5,834	5,278	4,814

US GAAP in EUR mn					
Net income	**301**	389	359	194	50
Stockholders' equity	**2,455**	2,345	2,117	1,854	1,701

[1] amended comparative figures 1998 to 1999

Consolidated cash flows and capital expenditure by segments.

Cash flows in EUR mn	**2002**	2001	2000	1999	1998
Net cash provided by operating activities	**581**	786	611	338	455
Investments	**(671)**	(482)	(654)	(639)	(734)
Disposals	**49**	62	85	53	172
Net cash used in investing activities	**(622)**	(419)	(569)	(586)	(562)
Net cash provided by (used in) financing activities	**58**	(302)	(76)	141	52
Cash and cash equivalents at end of year	**196**	189	122	152	248

Capital expenditure by segments in EUR mn					
Exploration and Production	**227**	132	86	172	105
Refining and Marketing incl. petrochemicals	**282**	191	277	358	218
Gas	**104**	69	91	58	60
Chemicals	**49**	38	36	58	340
Corporate and Other	**13**	22	180	10	9
Group	**674** [1]	452	669	656	732

[1] rounded figures

Key figures by segments.

Group sales in EUR mn	**2002**	2001	2000	1999	1998
Exploration and Production	**202**	289	255	155	118
Refining and Marketing incl. petrochemicals	**4,920**	5,578	5,574	3,808	3,313
Gas	**1,474**	1,421	1,192	837	868
Chemicals	**468**	439	425	366	408
Corporate and Other	**14**	9	8	13	13
Group	**7,079** [1]	7,736	7,455 [1]	5,179	4,720

EBIT in EUR mn					
Exploration and Production	**256**	273	320	105	(20)
Refining and Marketing incl. petrochemicals	**125**	223	79	84	132
Gas	**115**	111	105	106	81
Chemicals	**43**	49	36	24	57
Corporate and Other	**(44)**	(46)	(49)	(34)	(29)
Group	**495**	610	491	285	220 [1]

[1] *rounded figures*

Market indicators.

	2002	2001	2000	1999	1998
Crude price for Brent in USD/bbl	**24.98**	24.46	28.44	17.93	12.76
Exchange rate EUR/USD	**0.95**	0.90	1.09	0.94	0.90
Naphtha spot price in EUR/t	**235**	248	261	172	136
WECP [1] ethylene in EUR/t	**517**	617	664	426	422
WECP propylene in EUR/t	**441**	461	548	303	290
World crude demand in mn bbl/d [2]	**76.9**	76.5	75.4	75.2	73.7
World crude output in mn bbl/d [2]	**76.6**	76.8	76.7	74.0	75.5
Natural gas market in Austria in bcm [2]	**7.6**	7.8	7.3	7.7	7.6
CEE petroleum product consumption in mn t [3]	**82**	64	64	66	52
[thereof in Austria in mn t] [2]	**[11.2]**	[10.8]	[10.2]	[10.6]	[10.9]

[1] West European Contract Prices

[2] estimated

[3] Central and Eastern European markets include Austria, Bavaria, Croatia, Czech Republic, Hungary, Italy, Slovakia, Slovenia; additions in 1999: Bulgaria and Romania; additions in 2002: Bosnia-Herzegovina and Serbia-Montenegro

Exploration and Production.

Business activities:

46% of our total production comes from Austria, and 54% is coming from our activities in Australia, Libya, New Zealand, Pakistan and the UK. We are involved as either an operator or partner in exploration and development projects in our core areas Australia, Austria, Libya, New Zealand, Pakistan and the UK, but we also pursue projects in other countries. We currently have proved reserves amounting to 343 mm boe.

Competitive advantages:

We clearly focus our activities in core areas where we are capable of reaching critical mass. We have 72% of our production in politically and financially stable countries. The acquisition of Preussag's international assets strengthens our position in our core regions. We possess a very high quality portfolio in the mid-size field range, as well as shares in several giant-size fields.

Objectives:

We will continue to be a niche player with a global portfolio. We will aim to increase our production of crude oil, NGL and natural gas to 160,000 boe/d until 2008 by further developing our existing fields and by acquiring selective, proven acreage in our existing core areas as well as investigating projects, e.g. in the Middle East and Russia.

OMV projects 2002

Block	Field name	Country	Type	interest in %
Vienna Basin	four projects	Austria	oil, gas, oil/gas	100.0
30/2c	Jade	UK	condensate/gas	5.6
9/13a	Beryl	UK	oil	5.0
9/19	Skene	UK	condensate/oil/gas	3.5
204/20	Schiehallion	UK	oil	5.9
PEL2/94	Dooish	Ireland	oil	10.0
NC 190	NC 190	Libya	oil	9.6
Sawan D&P Lease	Sawan	Pakistan	gas	19.7
VIC/RL5	Patricia Baleen	Australia	gas	40.0
VIC/RL3	Sole	Australia	gas	35.0
PML381012	Maui	New Zealand	condensate/oil/gas	10.0
PEP38413	Maari	New Zealand	oil	69.0

Number of completed wells	2002	2001	2000	1999	1998
Exploration and appraisal wells	**44**	52	24	17	12
Development and production wells	**66**	55	65	25	19
Total	**110** [1]	107	89	42	31

[1] thereof 13 exploration and appraisal wells and 35 development and production wells in Cooper basin, Australia (OMV's interest: 2.1%)

Crude oil and NGL production in mn bbl	2002	2001	2000	1999	1998
Austria	**6.8**	7.0	7.0	7.0	6.9
Australia/New Zealand	**0.9**	0.7	0.8	0.3	–
Libya	**7.4**	8.0	7.8	7.5	5.8
UK	**4.4**	4.1	4.4	4.4	3.1
Total	**19.5**	19.8	20.0	19.2	15.8

Natural gas production in bcf					
Austria	**43.7**	43.5	42.3	41.0	38.0
Australia/New Zealand	**7.2**	3.9	4.0	1.0	–
Pakistan	**6.1**	0.0	–	–	–
UK	**8.6**	4.9	5.2	5.9	5.7
Total	**65.6**	52.3	51.5	47.9	43.7

Total production in mn boe					
Austria	**14.1**	14.2	14.0	13.9	13.2
Australia/New Zealand	**2.1**	1.3	1.5	0.5	–
Libya	**7.5**	8.0	7.8	7.5	5.8
Pakistan	**1.0**	0.0	–	–	–
UK	**5.8**	5.0	5.3	5.3	4.1
Total	**30.4** [1]	28.5	28.5	27.2	23.1

[1] rounded figures

Proved [1] oil and NGL reserves in mn bbl	**2002**	2001	2000	1999	1998
Austria	**62.3**	64.6	65.6	62.0	60.8
Australia/New Zealand	**4.1**	2.5	2.7	4.4	—
Libya	**80.0**	77.5	77.8	81.0	88.1
UK	**26.9**	28.4	32.0	37.0	38.9
Total	**173.3**	173.0	178.1	184.4	187.8

Proved [1] natural gas reserves in bcf					
Austria	**561.2**	585.0	609.4	648.0	639.4
Australia/New Zealand	**95.8**	78.4	52.3	54.8	—
Pakistan	**301.9**	269.5	226.3	226.3	56.6
UK	**60.3**	71.9	71.1	74.5	51.2
Total	**1,119.2**	1,004.8	959.1	1,003.6	747.2


14

Total proved [1] reserves in mn boe					
Austria	**155.9**	162.1	167.2	170.0	167.4
Australia/New Zealand	**20.0**	15.5	11.5	13.5	—
Libya	**79.9**	77.5	77.8	81.0	88.1
Pakistan	**50.3**	44.9	37.7	37.7	9.4
UK	**37.0**	40.4	43.8	49.4	47.5
Total	**343.1**	340.5	338.0	351.6	312.4

[1] developed and undeveloped reserves as of December 31

Refining and Marketing including petrochemicals.

Business activities:
We operate two refineries in Schwechat and Burghausen, giving us a combined capacity of 270,000 bbl/d. Furthermore we have a 45% stake in the BAYERNOIL refining network as well as a 25.1% stake in Rompetrol in Romania. In 2002, we expanded our market leadership in Central and Eastern European with the acquisition of retail networks in Bavaria, the Czech Republic, Hungary, Saxony and Slovakia in 2002.

Competitive advantages:
We have refineries that are recognized for outstanding product quality and environmental standards, along with a high degree of integration and the close proximity to their markets. We are able to transport at low cost from Schwechat and Constanta via the river Danube to south-eastern Europe.

We have an extensive retail network and efficient commercial distribution systems that give us a highly visible brand image throughout the markets and an extensive platform for continued organic growth.

Objectives:
Through our program of rigorous cost and supply chain management we increase the profitability and optimize the output of our refineries.

We focus on premium quality products, as demanded by the market, to increase margins, along with continuing to develop the fast growing area of non-oil consumer products, such as shops, car washes and catering outlets at filling stations throughout our network. We will steadily continue to further grow our presence within our new markets.


15

Crude oil imports in 1,000 t	**2002**	2001	2000	1999	1998
Algeria	**312**	520	776	772	1,043
Azerbaijan	**222**	150	0	0	0
Cameroon	**0**	0	0	80	15
Czech Republic	**86**	62	31	34	44
Iraq	**971**	656	1,142	1,382	1,531
Iran	**0**	0	0	55	0
Libya	**3,357**	4,036	3,219	3,750	3,918
Kazakhstan	**984**	450	984	645	850
Nigeria	**1,079**	839	423	476	341
Russia	**1,058**	1,204	1,084	991	1,221
Saudi Arabia	**677**	575	406	318	573
Syria	**889**	845	119	0	10
Tunisia	**8**	0	20	488	324
Others	**48**	134	148	195	0
Total	**9,689**	9,470	8,432	9,187	9,869

Crude oil processing in 1,000 t					
Crude oil	**10,472**	10,430	9,403	10,109	10,777
Third-party processing (in Schwechat only)	**1,938**	1,829	1,976	1,929	1,927
Semi-finished products and others	**718**	556	512	526	431
Total	**13,128**	12,815	11,891	12,564	13,135
Utilization rate in %	**95**	94	88	90	95

Sales volume in 1,000 t	**2002**	2001	2000	1999	1998
Petrochemicals	**1,551**	1,516	1,325	1,485	1,494
Gasoline	**1,928**	1,943	1,802	2,149	2,180
Jet fuel	**925**	973	894	920	921
Diesel fuel	**3,460**	3,105	3,012	2,895	2,825
Extra light heating oil	**1,856**	2,185	1,825	1,963	2,166
Fuel oil	**942**	1,069	1,148	1,127	1,425
Bitumen	**415**	400	341	330	291
Coke	**205**	191	167	211	207
Others	**384**	438	329	360	426
Total	**11,667** [1]	11,820	10,843	11,440	11,935



17

Retail market shares in %					
Austria	**21**	20	20	20	20
International	**13**	12	11	11	10
Total	**16**	15	14	14	13

[1] rounded figures

Retail network as of December 31	**2002**	2001	2000	1999	1998
Austria	**517**	534	548	558	566
Bosnia-Herzegovina	**7**	–	–	–	–
Bulgaria	**64**	51	36	8	–
Croatia	**30**	25	22	21	15
Czech Republic	**127**	110	109	103	99
Germany	**78**	79	81	79	92
Hungary	**113**	114	116	113	82
Italy	**70**	66	55	38	32
Romania	**50**	34	17	8	–
Serbia-Montenegro	**5**	–	–	–	–
Slovakia	**70**	51	61	61	54
Slovenia	**101**	96	91	91	93
Total	**1,232**	1,160	1,136	1,080	1,033
[thereof with VIVA market]	**[491]**	[397]	[337]	[278]	[198]
[thereof with Vienna Café]	**[100]**	[34]	[11]	[1]	[–]

Gas.

Business activities:

We supply up to 90% of the natural gas needs of the Austrian market by drawing on supplies from Germany, Norway, Russia and on our own domestic reserves. We also play a key role in the European gas transmission market, with over one third of all Russian gas exports to Western Europe passing through our Baumgarten facility. Our pipeline network is some 2,000 km in length. With our gas storage facilities we markedly support the supply security within and outside Austria.

Competitive advantages:

We are positioned at the center of the European natural gas flows, in-between the largest gas exporter Russia and the continually growing markets of Western, Southern and Central Europe. We maintain a competitive advantage through our existing infrastructure and long-term gas contracts, and our Baumgarten gas hub, pipeline network and storage facilities will continue to be profitable assets in the liberalizing gas markets. By establishing a joint venture with several local gas distributors, EconGas GmbH, we are well positioned in the industrial customer market segment.

Objectives:

We intend to expand our market share within the Austrian market and abroad with our 50% stake in EconGas GmbH, being Austria's largest direct gas distributor. We will continue to expand our transmission business through organic growth. Furthermore we want to seize new chances arising from the liberalization of the Austrian gas market


19

	2002	2001	2000	1999	1998
Gas sales in Austria in mn cbm	**7,032**	6,622	6,567	6,540	6,564

Imports in mn cbm					
Russia	**5,091**	4,829	5,001	5,240	5,468
Norway	**883**	844	715	521	427
Germany	**226**	217	193	181	155
Total	**6,200**	5,890	5,909	5,942	6,050


20

Total transmission volume sold in mn cbm					
East-West system (HAG, WAG, PENTA West)	**9,855**	9,810	9,409	9,292	9,191
North-South system (TAG, SOL)	**29,566**	27,891	27,240	27,240	24,626
Total	**39,421**	37,701	36,649	36,532	33,817

Chemicals.

Business activities:

We are market leaders in plant nutrients in Austria and many of the neighboring countries, as well as being the world's second largest producer of melamine, a synthetic resin used to make laminated flooring, furniture and boards.

We are also one of the world's top producers of geotextiles, which are non-woven fabrics used in the construction business for separation, filtering, drainage, protection and insulation.

Competitive advantages:

We have created an excellent position in the global melamine and geotextile markets through our state-of-the-art proprietary technology. We also have a leadership position in the Central and Eastern European plant nutrient market.

Objectives:

We will aim to strengthen our excellent market positions and to improve overall profitability. In the melamine business in particular, we plan to double our worldwide sales volume by the year 2008.


21

Sales by business unit	2002	2001
Plant nutrients	**42%**	44%
Melamine, urea	**37%**	34%
Services	**11%**	11%
Resins, glues, bulk	**6%**	7%
Animal feed supplements	**4%**	4%
Total	**100%**	100%

Sales by region	2002	2001
Austria	**34%**	42%
Rest of European Union	**42%**	41%
Rest of Europe	**14%**	12%
Rest of the world	**10%**	5%
Total	**100%**	100%

Consumption of plant nutrients

in 1,000 t nitrogen [1]	**2002/01** [2]	2001/00	2000/99	1999/98	1998/97
European Union	**9.224**	9.084	10.010	9.885	9.811
[thereof in Austria]	**[128]**	[117]	[122]	[128]	[128]

Capacities of plant nutrients

in 1,000 t nitrogen [1]					
Europäische Union	**10.754**	10.921	11.635	11.890	11.813
[thereof in Austria]	**[407]**	[407]	[407]	[398]	[394]

[1] preliminary estimates [2] fertilizer season: July 1 until June 30

Sales volume in mn t	**2002**	2001	2000	1999	1998
Plant nutrients	1.11	0.97	1.10	1.10	0.94
Melamine and urea	0.28	0.24	0.31	0.35	0.30

Supervisory and Executive Board.

Supervisory Board:

Rainer Wieltsch [1 2 3]
Chairman (from May 24)
Mohamed Nasser Al Khaily [1 2 3]
Deputy Chairman
Peter Michaelis [1 2 3]
Chairman (until May 24)
Deputy Chairman (from May 24)

Helmut Draxler
René Alfons Haiden
Murtadha Mohammed Al Hashemi [3]
Richard Leutner (until May 24)
Wolfram Littich [2 3]
Gerhard Mayr (from May 24)
Herbert Werner
Norbert Zimmermann [3]

Delegated by the Central Works Council as per section 110 para. 1 Labor Relations Act:
Leopold Abraham [1 2 3]
Hugo Jandl [1 2 3] from September 17
Franz Kaba [1 2 3] from September 17
Franz Kiegler [3]
Herbert Nedbal (until April 12)
Wolfgang Weigert (from April 12)

Executive Board:

Wolfgang Ruttenstorfer
Chairman and Chief Executive Officer
Gas and Chemicals

Gerhard Roiss
Deputy Chairman
Refining and Marketing including petrochemicals

David C. Davies (from April 1)
Finance

Helmut Langanger
Exploration and Production

[1] Personnel and Presidential Committee
[2] Accounts Committee
[3] Strategy and Projects Committee

Abbreviations and definitions.

bbl, bbl/d
barrel (1 barrel equals approximately 159 liters), barrel per day

bn
billion

boe, boe/d
barrel of oil equivalent, boe per day

cbm, cf
standard cubic meter, standard cubic feet

E&P
Exploration and Production

mn
million

NGL
Natural Gas Liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

R&M
Refining and Marketing including petrochemicals

t, toe
metric ton, ton of oil equivalent

Crude oil — Conversion factor

	1 t	1,000 liter	1 bbl
1 t	1.000	1.168	7.345
1,000 liter	0.856	1.000	6.290
1 bbl	0.136	0.159	1.000

Natural gas

	1 bn cbm	1 bn cf	1 mn toe	1 mn boe
1 bn cbm	1.000	37.326	0.847	6.221
1 bn cf	0.027	1.000	0.023	0.167
1 mn toe	1.181	44.068	1.000	7.345
1 mn boe	0.161	6.000	0.136	1.000

The conversion factors are averages and can vary due to field specifications.

Stockholders' information.

Financial calendar	Dates [1]
Full year result 2002	March 11, 2003
Record date [2]	May 14, 2003
Results January–March 2003	May 15, 2003
Annual General Meeting [3]	May 20, 2003
Dividend ex date	May 26, 2003
Dividend payment date	May 27, 2003
Results January–June 2003	August 19, 2003
Results January–September 2003	November 12, 2003
Full year result 2003	March 2004

[1] The dates shown above are provisional and subject to final confirmation.
[2] In order to be entitled to participate in and vote at the Annual General Meeting.
[3] Annual General Meeting: 9.30 am, AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, A 1220 Vienna

Open for more information:
OMV TICKER is a mailing service for stockholders and everybody who is interested in OMV Group. This service provides financial and company information free of charge and directly from the management, e.g. quarterly reports of financial results, current events, etc. either by e-mail or by mail.

Please contact:
OMV Aktiengesellschaft
Investor Relations
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-21600
Fax: +43 (0)1 404 40-29496
E-mail: investor.relations@omv.com
Homepage: www.omv.com

OMV Aktiengesellschaft
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-0
Fax: +43 (0)1 404 40-20091
www.omv.com

Investor Relations
Tel.: +43 (0)1 404 40-21600
Fax: +43 (0)1 404 40-29496
E-mail: investor.relations@omv.com


OMV